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82- SUBMISSIONS FACING SHEET

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Onfem Holdings Limited

*CURRENT ADDRESS


PROCESSED
JUN 03 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3235 FISCAL YEAR 12-31-02

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OICF/BY: dw

DATE : 5/28/03

82-3735



東方有色集團有限公司*
ONFEM HOLDINGS LIMITED


ONFEM TOWER
29
WYNDHAM STREET
JACQUES DESSANGE
PARIS
HAIR SALON
TAXI

年報 Annual Report | 2002

AR/S
12-31-02

*僅供識別
For identification purpose only

Contents
目錄

Corporate Information
公司資料


國家有色金屬工業局*
STATE NONFERROUS
METALS INDUSTRY ADMINISTRATION*
中國有色金屬(香港)集團有限公司*
CHINA NONFERROUS METALS
GROUP (HONG KONG) LIMITED*
東方有色集團有限公司
ONFEM HOLDINGS LIMITED
製造及貿易
MANUFACTURING AND TRADING
專業建築業務
SPECIALISED CONSTRUCTION
CONTRACTING
地產
REAL ESTATE
工業油脂產品（積架）
INDUSTRIAL LUBRICANT
PRODUCTS (Jaeger)
木門及防火材料（銀豐）
DOORS AND FIRE PROOF
MATERIALS (Enful)
地產發展與投資
PROPERTY DEVELOPMENT &
INVESTMENT
玻璃幕牆（瑞和）
CURTAIN WALL
(Condo)
機電工程（多利加）
ELECTRICAL & MECHANICAL
ENGINEERING (Polycrown)
環保工程項目（銀豐）
ENVIRONMENTAL PROTECTION
PROJECTS (Enful)

* 中華人民共和國(「中國」)國家經濟貿易委員會主任於二零零一年二月十九日宣佈中國國家有色金屬工業局在中國有色金屬行業重組過程中已被撤銷。

香港特別行政區高等法院於二零零二年五月八日頒令將中國有色金屬(香港)集團有限公司(「中國有色(香港)」)清盤及於二零零二年六月十九日頒令委任李約翰及蔣宗森為中國有色(香港)之清盤人。東方有色集團有限公司(「本公司」)已要求清盤人知會本公司有關中國有色(香港)對本公司有影響的任何重大發展。

* On 19 February 2001, the director of the State Economic and Trade Commission of The People's Republic of China (the "PRC") promulgated that the State Nonferrous Metals Industry Administration of the PRC was cancelled in the course of restructuring of the non-ferrous metals industry of the PRC.

The High Court of the Hong Kong Special Administrative Region issued an order for the winding up of China Nonferrous Metals Group (Hong Kong) Limited ("CNMG") on 8 May 2002 and ordered that John Lees and Desmond Chiang be appointed as liquidators of CNMG on 19 June 2002. ONFEM Holdings Limited (the "Company") has already requested the liquidators to keep the Company informed of any material development of CNMG which may have an impact on the Company.

主席 Chairman
高德柱 Gao Dezhu

董事總經理 Managing Director
王幸東 Wang Xingdong

董事副總經理 Deputy Managing Directors
閻西川 Yan Xichuan
李世銘 Li Shiming

執行董事 Executive Director
何小麗 He Xiaoli

獨立非執行董事 Independent Non-executive Directors
譚惠珠 Tam Wai Chu, Maria
林濬 Lam Chun, Daniel
馬紹援 Selwyn Mar

公司秘書 Company Secretary
蕭天好 Siu Tin Ho

核數師 Auditors
羅兵咸永道會計師事務所 PricewaterhouseCoopers

主要往來銀行 Principal Banker
香港上海滙豐銀行有限公司 The Hongkong & Shanghai Banking Corporation Limited

股份過戶登記分處
香港中央證券登記有限公司
香港
皇后大道東183號
合和中心19樓
1901-5室

Branch Share Registrars
Computershare Hong Kong Investor Services Limited
Rooms 1901-5
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

註冊辦事處
Cedar House
41 Cedar Avenue
Hamilton HM 12
Bermuda

Registered Office
Cedar House
41 Cedar Avenue
Hamilton HM 12
Bermuda

香港主要營業地點
香港九龍
尖沙咀漆咸道南79號
中國五礦大廈18樓
電話：2613 6363
傳真：2581 9823

Principal Place of Business in Hong Kong
18/F., China Minmetals Tower
79 Chatham Road South
Tsimshatsui, Kowloon, Hong Kong
Tel: 2613 6363
Fax: 2581 9823

網址 Website
http://www.onfem.com

Chairman's Statement 主席報告書







Chairman's Statement
主席報告書

總覽

針對部份附屬公司營運效率上存在的問題，本集團於二零零二年集中進行了內部綜合改革及調整。本集團整體經營虧損比二零零一年度大幅下降，主要是由於撥備的大幅度減少，其次是因行政費用的降低。上述為提高本集團主要附屬公司營運效率的努力，雖然對二零零二年度的盈利能力影響有限，但是一定會為本集團帶來深遠的、積極的影響。本集團於二零零二年度還加強了信貸管理及追收應收帳款的工作力度，有利於增加現金流量。

本集團於二零零二年致力提升公司管治水平，尤其集中整頓及改革一些附屬公司之經營架構，精簡人事，旨在將前線企業的管理目標調整至與本集團一致。

除計劃重整若干非全資附屬公司股權結構外，亦委派本集團之高層職員直接管理部份附屬公司，以提升本集團之整體管治與監察水平。其中，本集團委聘香港建築顧問管理專家出任珠海海天花園項目公司之管理層，以實施項目經理管理責任制，以全面提高項目管理，控制該項目的發展進度。





Overview

The Group concentrated on internal reform and consolidation in year 2002, which was marked with operating efficiency problems in certain subsidiaries. Its overall operating loss was significantly reduced from 2001, due largely to the significant drop of provisions and to a lesser extent, a decrease in administrative expenses. The attempt to improve operating efficiency for the Group's principal subsidiaries during the year under review had limited success for its 2002's profitability but is expected to have a longer term positive impact on the Group as it goes forward. The Group also enforced more stringent credit and collection control over accounts receivable during 2002, in order to improve cash flow.

During the year 2002, the Group strived to improve its corporate governance and in particular to focus on the reform and to streamline operations and human resources in various subsidiaries. These efforts were meant to better align front line managerial objectives with that of the Group's.

Apart from the plan to reform the shareholding structure in certain non-wholly owned subsidiaries, the Group also appointed senior staff to exercise direct supervision over some of the subsidiaries in order to improve the Group's standard of corporate governance and supervision. In this regard, the Group introduced a project manager accountability scheme for Zhuhai Haitian Garden project by appointing a construction consultant specialist from Hong Kong as a management member, who would be responsible for improving the overall management and controlling the progression of this development project.

於二零零二年度，儘管本著「立足香港，發展內地」的市場發展策略，本集團仍繼續在中港兩地建立穩固的市場地位，藉以控制成本及改善營運效率。積架集團經過成本控制及全體員工的努力奮鬥，終於使企業經營走出困境，轉虧為盈。然而銀豐集團尚未能扭轉困局，其虧損更比去年增加。因此，本人認為該集團尚可進一步收緊成本控制措施。銀豐集團承接並完成了上海世貿濱江花園第一期木門及防火門的供貨及安裝工程，令其在上海和珠三角兩地之營業額大幅增加，「百聞門」品牌亦同時在內地闖出了一定的知名度。

瑞和集團於二零零二年之經營虧損淨額下降。於二零零二年年底，瑞和集團兩間成員公司因無抵押貿易應付賬款而涉及之法律訴訟，本人認為該等訴訟純粹屬於追收款項之手法，惟瑞和集團該兩間成員公司於年度終結後則會開始進行自願債務重組建議，藉以重建穩健的財務狀況。

展望

展望未來，本集團將把握現有的市場優勢，積極爭取抓住二零零八年奧運會及二零一零年上海世界博覽會所帶來的各項商機；同時致力尋找新的投資增長項目，以開拓其他收入來源。本集團將繼續加強內部監管，進一步調整股權結構及人力資源之調配，以配合本集團邁向一致的業務目標。

Although committed to its marketing strategy of "Striving To Establish In Hong Kong Whilst Developing Mainland Operations", the Group continued to consolidate its presence in the markets of Hong Kong and China, in order to control cost and improve operating efficiency in year 2002. Jaeger Group was successfully reverted to profitability, as a result of such cost control and the devotion and hardwork of all staff. Enful Group was still unable to revert to profitability and indeed, its loss had increased from previous year. As such, I believe that there is still room for cost control measures. It secured and completed the wooden and fire proof doors supply and installation project for Shanghai Shi Mao Riviera Garden phase I and accordingly, its turnover from Shanghai and the Pearl River delta had seen significant increase while its brandname of "Bridgman" products was gaining greater awareness in China.

Condo Group, whose operations reported a reduced net loss for 2002. At the end of the year 2002, two member companies of Condo Group had been the subject of legal actions undertaken by its unsecured trade creditors. Whilst I am of the view that these actions are nothing more than collection tactics, these two member companies of Condo Group nevertheless, commenced to undergo proposed voluntary debt restructurings subsequent to year end in order to restore their respective sound financial positions.

Prospects

Looking forward on a longer term basis, the Group would like to leverage its existing competitive edge to capture the business opportunities arising from the Beijing Olympics 2008 and the Shanghai World Expo 2010. Meanwhile, the Group will also try to seek growth in new investment projects in order to explore additional sources of income. The continuous efforts in optimising the Group's internal control, shareholding structure and human resources should bode well for these business objectives.

雖然我們正在為本集團前景而奮鬥，但我們亦必須注意到，瑞和集團兩間成員公司的自願債務重組計劃難免會在短期內對瑞和集團在香港的玻璃幕牆安裝業務產生不良影響，且不能保證自願債務重組計劃一定成功。此外，積架集團、銀豐集團、瑞和集團及多利加集團在各自的業務市場內將繼續面臨激烈競爭，故彼等之邊際利潤將仍然微薄。從宏觀經濟角度來看，目前非典型肺炎對本地及中國經濟之影響雖仍未完全浮現，但預期對區內經濟將造成一定程度的不良影響。

總括而言，本集團在未來將會面對重重挑戰。踏入二零零三年，管理層將繼續透過各種方式，提升其主要業務之盈利能力，致力提高股東價值。儘管有上述措施，本集團仍未能即時阻止上述因素令其回報下滑。本人謹此對　閣下一如既往的支持表示衷心感謝。過去年度的經歷令我們的業務目標更明確，本集團正以積極之成本監控措施進一步提高股東價值。

承董事會命

高德柱

主席

香港，二零零三年四月二十四日

Whilst we are striving for a more prosperous outlook in general, it should be noted that due to the proposed voluntary debt restructurings of two member companies of Condo Group, it is unavoidable that in the near term, certain Condo Group's curtain wall and window installation operations in Hong Kong will be adversely affected and there is no assurance that such voluntary debt restructurings will be successful. Further, each of Jaeger Group, Enful Group, Condo Group and Polycrown Group will continue to face considerable competition in their respective marketplaces and consequently, their profit margins will remain thin. On a macro economic basis, although the full impact of the Severe Acute Respiratory Syndrome on the local economy and that of China has yet to be ascertainable, it is expected to have considerable adverse impact on regional economies.

In closing, the future prospects of the Group will be challenging. Going into 2003, the efforts of the management will continue to be driven by shareholder value enhancement, through various efforts to improve profitability of its principal businesses. Such efforts notwithstanding, there is no quick fix for the Group's poor return at the bottom line for the reasons set out above. Whilst I take this opportunity to thank you for your patience and continued support, I am also pleased to report that events of the past years have provided us with a more disciplined focus in businesses and the Group is making progress toward enhancing shareholder value through aggressive cost control measures.

By Order of the Board

Gao Dezhu

Chairman

Hong Kong, 24 April 2003

Management Discussion and Analysis 管理層討論及分析


ONFEM TOWER
JACQUES
DESSANGE
PARIS
HAIR SALON
HAIR SALON

Management Discussion and Analysis
管理層討論及分析



Results

The Group recorded a consolidated turnover of approximately HK$332,168,000 for the year ended 31 December 2002, an increase of 5% as compared to last year. Operating loss for the year was approximately HK$128,522,000, a decline of 66% as compared with HK$374,072,000 last year, while loss attributable to shareholders was approximately HK$136,854,000, a decline of 63% as compared with last year.

During the year, the Group concentrated on the reform and consolidation of existing business and no investment project was initiated. However, due to the success of restructuring measures, all subsidiaries were able to lower their operation costs effectively, which in turn improved the operational efficiency of the Group as a whole. As a result, its turnover recorded a rise as compared with last year.

業績

本集團截至二零零二年十二月三十一日止年度錄得之綜合營業額約為332,168,000港元，較上年度上升5%。年內錄得的經營虧損約128,522,000港元，較上年度374,072,000港元下降66%；股東應佔虧損則約136,854,000港元，較上年度下降63%。

年內，本集團集中整頓和鞏固現有業務，並無開展投資項目。不過，由於成功推行重組措施，各附屬公司均能有效地降低營運成本，令本集團之整體營運效益得以改善。因此，營業額較上年度為高。



業務回顧

本集團於二零零二年之業務因若干附屬公司遇到營運效率上的問題而受到影響，以下為本集團各業務之表現：

(一) 製造及貿易

工業油脂產品

積架石油化工集團有限公司及其附屬公司(「積架集團」)

積架集團於二零零二年之總營業額約為52,000,000港元，較上年度43,000,000港元上升21%。

積架集團之營業額中81%來自中華人民共和國(「中國」)，18%來自香港，其餘來自東南亞各國。中國及香港之營業額分別錄得25%及3%之增長。

由於積架集團有效進行控制成本及改善營運效率，令業務得以轉虧為盈，由二零零一年之淨虧損轉為錄得輕微純利。

Business Review

The Group's businesses in year 2002 were marked with operating efficiency problems in certain subsidiaries and a summary of their performance is as follows:

(1) Manufacturing and Trading

Industrial Lubricant Products

Jaeger Oil & Chemical Holdings Limited and its subsidiaries ("Jaeger Group")

Jaeger Group recorded a total turnover of approximately HK$52 million in 2002, an increase of 21% as compared to HK$43 million of last year.

Jaeger Group generated 81% of its turnover from the People's Republic of China (the "PRC" or "China"), 18% from Hong Kong and the balance from countries in Southeast Asia. Turnover from the PRC and Hong Kong recorded an increase of 25% and 3% respectively.

Due to effective measures in cost control and improved operational efficiency, Jaeger Group was able to achieve a turnaround from its 2001's net loss to reporting a small net profit.

業務回顧(續)

(一) 製造及貿易(續)

工業油脂產品(續)

積架集團於二零零二年積極拓展華中、華北及西北地區的內銷市場，從而鞏固上海、寧波、無錫、常州、蘇州、南京及西北之分銷網絡，同時又配合中國政府加速開發西部之政策，於西安、蘭州、重慶及成都等主要工業城市設立分銷網。此外，積架集團亦繼續進軍東南亞市場，繼二零零一年在新加坡及馬來西亞委任分銷商後，更於二零零二年在泰國及越南設立全新之分銷點，進一步擴大銷售網絡。

繼二零零一年五月重奪日本頂級壓鑄系列 —「日米株式會社」(Nichibei)全線產品於香港及中國之總代理權後，積架集團積極推廣「日米」產品系列，於回顧年度內，銷售迅速上升，較二零零一年高出約93%。

積架集團於來年在華南及香港市場之業務預計將跟隨歐美經濟逐步復甦而有穩定增長。另外，隨着中國入世，外資投入中國增加，生產商勢將為提高產品質素而增加使用高檔工業潤滑油，令積架集團前景更為明朗。

Business Review (cont'd)

(1) Manufacturing and Trading (cont'd)

Industrial Lubricant Products (cont'd)

In 2002, Jaeger Group had been actively engaged in the expansion of the domestic markets in central, northern and northwestern China, thereby strengthening the distribution networks in Shanghai, Ningbo, Wuxi, Changzhou, Suzhou, Nanjing and northwestern China. New distribution networks were also set up in major industrial cities such as Xian, Lanzhou, Chongqing and Chengdu, in response to the government policy of expediting the development of the western China. In addition, Jaeger Group continued to expand into the Southeast Asian markets, following the appointment of distributors in Singapore and Malaysia in 2001. Its distribution network was further enlarged by establishing new distribution points in Thailand and Vietnam in 2002.

In May 2001, Jaeger Group had successfully reacquired the sole distributorship for Hong Kong and the PRC of the Nichibei's range which is the top range of die-casting products in Japan. Since then, Jaeger Group started to promote the series of Nichibei products actively and during the year under review, recorded a significant sales increase of 93% over 2001.

For the coming year, Jaeger Group's business is expected to experience a steady growth in southern China and Hong Kong markets, which are benefiting from a gradual economic recovery in Europe and the U.S.. Subsequent to China's accession to the World Trade Organisation and as its economy improves, more domestic manufacturers will tend to use higher quality industrial lubricants to improve the quality of their products. Accordingly, the prospects of Jaeger Group should remain positive.

業務回顧(續)

(一) 製造及貿易(續)

門類、木製品及木材餘料電子平台

銀豐集團有限公司及其附屬公司(「銀豐集團」)

銀豐集團二零零二年於製造及貿易業務之分類營業額約為29,000,000港元,其中售予銀豐集團之專業建築業務及對外銷售之營業額分別約為20,000,000港元及9,000,000港元,對外銷售額較二零零一年上升27%。雖然如此,銀豐集團不但未能於二零零二年錄得盈利,其於二零零二年之淨虧損更高於二零零一年年度之淨虧損。改善上述情況的辦法是嚴格控制其與營業額不相配之高生產成本及高行政開支,進一步執行管理層改革,使銀豐集團之營運能賺取利潤。

銀豐集團於此業務之對外銷售營業額大部份來自中國。

由於銀豐集團於二零零二年仍受較高之生產成本影響,即使營業額有所上升,仍未能帶來盈利。不過銀豐集團之產品具市場需求,故將以不同門類為主導產品,而將其他木製品作為輔助產品。銀豐集團透過設立木材餘料電子平台,推動木製品製造廠進行商業配對,此舉有助該等廠商解決木材餘料的問題,同時運用銀豐集團既有的市場網絡,逐步由項目作主導轉向零售作主導,拓展毛利空間,提高盈利貢獻。

銀豐集團年內承接並完成了上海世貿濱江花園第一期木門及防火防盜門的供貨及安裝項目,令其本身之「百聞門」品牌已經在中國高檔市場闖出了一定的知名度。

Business Review (cont'd)

(1) Manufacturing and Trading (cont'd)

Doors, timber products and e-platform for residual timber material

Enful Holdings Limited and its subsidiaries ("Enful Group")

Segment turnover of manufacturing and trading business of Enful Group in 2002 amounted to approximately HK$29 million, out of which approximately HK$20 million was generated from sales to specialised construction contracting business segment of Enful Group and approximately HK$9 million from external sales, representing an increase of 27% over the external sales of 2001. Not only was Enful Group unable to revert to profitability for year 2002, its net loss had increased when compared to 2001's net loss. The answer is to firmly control its high production costs and high administrative expenses, which were not in alignment with its turnover and further managerial reforms will be aggressively implemented to trim costs so that Enful Group's operations could become profitable.

External sales of this business segment substantially came from the PRC.

As Enful Group was still affected by higher production costs in 2002, the increased turnover did not generate any profit. Nevertheless, there is a market for its product. Doors of different types will become the mainstream products of Enful Group, which will be supplemented by other timber products. By establishing an e-platform for residual timber material, business matching among timber product manufacturers can be facilitated as it assists the timber product manufacturers to solve their problem of handling timber residue. By capitalising on Enful Group's existing market network and gradually transforming from project-orientation to retail-orientation, it is expected that both the profit margin and contribution will be enhanced.

Enful Group secured and completed the wooden and fire proof doors supply and installation project for Shanghai Shi Mao Riviera Garden phase I. Its own brandname of "Bridgman" had been gaining recognition at the higher end market in the PRC.

業務回顧(續)

(一) 製造及貿易(續)

門類、木製品及木材餘料電子平台(續)

鑑於於二零零二年上海和珠江三角洲(「珠三角」)兩大區域的營業額大幅增長，銀豐集團將於二零零三年在多個具代表性的建材超市設點銷售「百聞」品牌的門類。銀豐集團深信能配合有效的供應鏈管理及經營模式，由品牌建立、品牌及產品設計作主導，力爭使「百聞門」於未來數年成為中國的知名品牌。

(二) 專業建築業務

銀豐集團

銀豐集團自二零零零年開始承接的多項建築及環保工程項目已陸續於二零零二年內完成，於專業建築業務之營業額較二零零一年上升90%。銀豐集團二零零二年於此業務之營業額約為38,000,000港元，手頭合約總額約10,000,000港元。

銀豐集團於此專業建築業務之營業額絕大部份來自香港。

為了減低對門類業務的依賴，銀豐集團於去年已先後開發多項建築相關業務，例如環保建材及工程項目，年內完成的消音噴塗工程主要為西鐵元朗及朗平站。除了針對既定的目標市場外，銀豐集團亦已在北京、上海、深圳及廣州建立了銷售網絡，以擴大市場覆蓋面。

多利加工程集團有限公司及其附屬公司(「多利加集團」)

多利加集團於二零零二年之總營業額約為139,000,000港元，較上一年之93,000,000港元高出50%，手頭合約總額約為75,000,000港元。

Business Review (cont'd)

(1) Manufacturing and Trading (cont'd)

Doors, timber products and e-platform for residual timber material (cont'd)

In view of the rapid growth of turnover recorded in Shanghai and Pearl River delta region in 2002, Enful Group plans to set up several sales outlets of doors under the brandname of "Bridgman" at reputable construction materials supermarkets in 2003. Facilitated by effective supply-chain management and operational mode, Enful Group is determined to make "Bridgman Door" a renowned brand in China over the next few years by means of brand building and product design.

(2) Specialised Construction Contracting

Enful Group

In 2002, Enful Group completed the several construction and environmental protection engineering projects secured since 2000, resulting an increase of 90% in the turnover from specialised construction contracting when compared to 2001. Enful Group recorded a turnover of approximately HK$38 million for 2002, while the value of the contracts on hand amounted to approximately HK$10 million.

Turnover of this specialised construction contracting business segment was significantly generated from Hong Kong.

Enful Group had made various attempts in exploring various construction-related businesses, such as environmental construction materials and projects, to reduce its reliance on its door business. Major acoustic plaster projects completed during the year included West Rail Yuen Long and Long Ping Stations. Apart from focusing on its targeted market, the Enful Group also expanded its market coverage by establishing sales networks in Beijing, Shanghai, Shenzhen and Guangzhou.

Polycrown Engineering (Holdings) Limited and its subsidiaries ("Polycrown Group")

Polycrown Group recorded a total turnover of approximately HK$139 million in 2002, an increase of 50% as compared to HK$93 million of last year. The value of the contracts on hand amounted to approximately HK$75 million.

業務回顧（續）

（二） 專業建築業務（續）

多利加集團之營業額中12%來自中國，88%來自香港。雖然營業額有所增加，但仍未能於二零零二年轉虧為盈，其於二零零二年之虧損淨額與去年相約。為達到盈利，多利加集團將削減其高經營成本以增加其利潤並對管理問題進行認真的檢討。

多利加集團於香港及國內大部份機電工程項目已陸續完成，現時手頭項目主要為葵涌九號貨櫃碼頭、西鐵美孚站及重慶時代廣場。由於香港市道持續低迷，相信投標工程項目的利潤將較以往微薄。多利加集團管理層將繼續實行嚴格控制成本措施，並加快追收應收賬款，以確保多利加集團在經營上能有穩定的現金流量，從而使該集團於二零零三年在市場維持其競爭力，挑戰困難。

環保工程方面，於二零零二年中標的工程已有回報，香港政府及私人機構等均陸續向多利加集團訂購太陽能照明系統。至於熱能泵水系統亦已獲國內若干建築工程採用，可見多利加集團已成功打入國內若干市場。

瑞和集團工程有限公司及其附屬公司（「瑞和集團」）

瑞和集團於二零零二年之總營業額約為73,000,000港元，較二零零一年139,000,000港元下降47%，手頭合約總額約為112,000,000港元。

瑞和集團之營業額85%來自中國，15%來自香港。瑞和集團於二零零二年未能錄得溢利，基於瑞和集團於二零零二年強差人意的表現，本集團已對瑞和集團的管理問題進行認真的檢討。

Business Review (cont'd)

(2) Specialised Construction Contracting (cont'd)

Polycrown Group derived 12% and 88% of its turnover from the PRC and Hong Kong respectively and whilst there was an increase in turnover, it was still unable to revert to profitability for 2002. Its net loss for 2002 was approximately the same as that of the previous year. In order to achieve profitability, Polycrown Group will have to cut down its high operating costs to increase its profit margin and put a firm grip on managerial control at operational level.

Polycrown Group had progressively completed most of its electrical and mechanical projects in Hong Kong and China. Currently, major projects on hand include Kwai Chung Container Terminal No. 9, the Mei Foo station of the KCRC West Rail, and Chongqing Times Square. Due to the persistent stagnant market condition in Hong Kong, it is expected that the profit margin provided by tendered projects will be lower than before. Although the management of Polycrown Group will pursue stringent cost control measures and accelerate the collection of accounts receivable to ensure a stable operating cashflow, the markets in which Polycrown Group compeies will remain competitive and challenging in year 2003.

In respect of environmental protection projects, projects granted in 2002 started to generate returns. Polycrown Group received orders for its solar electric power lighting systems from both the Hong Kong government and the private sector, and its heat pumping systems were adopted by several construction projects in China. The Polycrown Group has therefore, successfully diversified into the market of China.

Condo Group Limited and its subsidiaries ("Condo Group")

Condo Group recorded a total turnover of approximately HK$73 million in 2002, a decline of approximately 47% as compared to HK$139 million of last year. The value of the contracts on hand amounted to approximately HK$112 million.

Condo Group derived 85% and 15% of its turnover from the PRC and Hong Kong respectively and was unable to report profit for 2002. As a result, the Group had taken a critical review on Condo Group's management problem, which attributed to Condo Group's poor performance in 2002.

業務回顧（續）

（二） 專業建築業務（續）

瑞和集團在年內集中鞏固業務及進行債務重整。於步入二零零三年，瑞和集團若干成員公司已開始了建議進行的自願債務重整計劃。這些計劃是否成功則將取決於多個因素及有待批核。因此，於二零零二年香港玻璃幕牆及外牆安裝業務受到影響。在中國內地方面，北京大使公寓項目完工所賺取的收入足以為瑞和集團帶來營業額。此外，瑞和集團致力加強追回應收賬款及精簡行政架構，較上一年有效減低二零零二年的虧損。

上海金橋瑞和裝飾工程有限公司繼二零零一年完成上海科技館屋面工程後，將跟進上海市政府管轄的其他工程項目。

展望二零零三年，瑞和集團將試圖完成上述重組及對營運附屬公司作完善的管理，以進一步擴充業務及鞏固其在中國玻璃幕牆安裝業務之領導地位。這些改變有助瑞和集團藉著二零零八年北京奧運會及二零一零年上海世界博覽會之龐大建築市場機遇而受惠。

（三） 地產發展及管理

中環雲咸街29號東方有色大廈

二零零二年度東方有色大廈的出租率達91%，而租金收入和租客質素亦十分理想，為本集團帶來約10,000,000港元的租金收益，租客包括一些跨國企業駐港辦事處。

由於香港經濟呆滯，加上中環之商用物業日後供應大增及商用物業市道需求疲弱，本集團已於年內聘用信譽昭著之國際物業管理公司，以提供更佳之專業物業管理服務，並採取有效措施提高租賃及物業管理水平，以提高東方有色大廈之價值。

Business Review (cont'd)

(2) Specialised Construction Contracting (cont'd)

During the year, Condo Group focused on consolidation and debt restructuring. Going into 2003, certain member companies of Condo Group had begun to undergo proposed voluntary debt restructurings, the completion of which will be subject to a number of factors and approvals. As a result, the Hong Kong curtain wall and window installation operations in 2002 were affected. In China, the Beijing Embassy House had been completed and the revenues generated were able to contribute to Condo Group's turnover. By better control on the collection of accounts receivable and streamlining administrative structure, the loss in 2002 was reduced, when compared to the loss of the previous year.

Following the completion of the roof cladding work for Shanghai Science Land in 2001, *Shanghai Jin Qiao Condo Decoration Engineering Co., Ltd.* will follow up with other projects supervised by the Shanghai Municipal Government.

Going forward into 2003, Condo Group will try to complete the aforementioned restructurings and provide better managerial control at operating subsidiary level in order to further expand its operations and to consolidate its position in the PRC curtain wall and window installation businesses. These changes should bode well for Condo Group to take advantage of the business opportunities arising from the Beijing Olympics 2008 and the Shanghai World Expo 2010.

(3) Property Development and Management

ONFEM Tower, 29 Wyndham Street, Central

The average occupancy rate of ONFEM Tower stayed over 91% in 2002, and the rental income and the quality of tenants remained satisfactory. It contributed rental income of approximately HK$10 million for the Group. Tenants included international and multinational conglomerates with their respective branch offices in Hong Kong.

In view of the sluggish Hong Kong economy, the forthcoming large supply in commercial spaces and weak demand in commercial property market in Central, the Group had retained an international property management company in good repute during the year to provide better professional building management services and to adopt effective measures to improve leasing and property management in order to enhance the value of the ONFEM Tower.

業務回顧(續)

(三) 地產發展及管理(續)

中國珠海海天花園項目

為對該發展項目作更完善之監控，本集團為珠海海天花園項目引入項目經理責任制，方式是委任一名香港建築專業顧問加入高級管理層，以加強該發展項目之整體管理工作。

珠海海天花園項目目前已完成地面以下結構工程的施工程序，並正向當地機構申報和辦理最終的工程驗查手續。完成有關檢查後，本集團將展開上蓋工程。

經過一段時間的調整，珠海的房地產市場已漸趨穩定。隨著珠三角、香港與澳門合作關係的不斷加強及港珠澳大橋的規劃，加上珠海獨有的地理優勢和優異的自然環境，本集團對針對高檔住宅及商業市場之海天花園的前景仍抱審慎態度。

珠海之物業市道仍有不足，區內對高檔商住物業之需求疲弱，且供應不缺，再加上一直以來都倚賴外來投資者不穩定之需求，故本集團能否從此項目為其股東賺取回報，有賴於項目發展各方面的規範和自律。

海天花園(第一期)預期於二零零四年九月落成。

Business Review (cont'd)

(3) Property Development and Management (cont'd)

Haitian Garden, Zhuhai, China

In order to better control this development project, the Group introduced a project manager accountability scheme for the Zhuhai Haitian Garden project by appointing a construction consultant specialist from Hong Kong as a member of the senior management who would be responsible for improving the overall management of this development project.

The substructure works for Haitian Garden had been completed, and the application for final inspection of the said works by local authorities is now in progress. Upon completion of such inspection, the Group will proceed with the superstructure construction works.

After a period of adjustments, the property market in Zhuhai appears to be more stable. With the strengthening of cooperation among Pearl River delta region, Hong Kong and Macau, the prospect of Hong Kong-Macau-Zhuhai bridge, and the geographical location and natural environment of Zhuhai, the Group is cautious about the future prospect of the Haitian Garden, which is for higher end residential and commercial market.

The property market in Zhuhai remains a difficult one, with no shortage of supply of, and weak local demand for, higher end residential and commercial properties and an inherent reliance on outside investors' fluctuating demand, and the ability of the Group to earn a return for its shareholders in this project will require a very disciplined approach on all aspects of the development.

Phase I of Haitian Garden is expected to be completed in September 2004.

業務回顧(續)

(四) 基建項目投資

京域高速公路有限公司(「京域」)

京域的全資附屬公司京冠高速公路有限公司(「京冠」)於二零零零年六月十二日被香港高等法院勒令清盤。按京冠清盤人於二零零二年十二月十九日發出之公告,表示於二零零二年十二月十六日,京冠與Smart Watch Assets Limited 簽立了有關北京地區四個收費公路項目權益之買賣協議,據此,京冠以約1,560,000,000港元的代價出售京冠的權益予Smart Watch Assets Limited。是項交易並已獲東加勒比海國家最高法院批准。本集團將設法維護本身的最終利益。

Business Review (cont'd)

(4) Infrastructure Investment

Greater Beijing Region Expressways Limited ("GBRE")

A winding-up order was issued by the High Court of Hong Kong against Greater Beijing First Expressways Limited ("GBFE"), a wholly-owned subsidiary of GBRE on 12 June 2000. According to the announcement published by the liquidators of GBFE on 19 December 2002, it was announced that GBFE and Smart Watch Assets Limited had entered into a sale and purchase agreement in relation to 4 toll roads projects in Beijing on 16 December 2002. Pursuant to which, GBFE would sell its interests to Smart Watch Assets Limited for a consideration of approximately HK$1,560 million. The transaction was approved by the Eastern Caribbean Supreme Court. The Group will make every endeavor to ensure that its interest is protected.

展望

縱使本集團預計前景理想,惟仍要注意,積架集團、銀豐集團、瑞和集團及多利加集團經營之業務均面對激烈競爭。根據以往累積之經驗,本集團得以制訂更審慎及保守之方針,專注本身之業務。展望未來,本集團除了要提高公司管治水平及節省成本措施外,更應着重開拓市場以提高集團整體投資回報率。近期在中國內地、香港及其他亞洲國家爆發之非典型肺炎將對區內經濟構成嚴重影響。總括而言,二零零三年將充滿考驗,而管理層為本集團股東提高投資價值時,亦會力求審慎行事。

Prospects

Whilst the Group is anticipating a brighter future, it is worth mentioning that each of Jaeger Group, Enful Group, Condo Group and Polycrown Group is engaged in businesses which have considerable competition. Events of the past year have enabled us to formulate a more cautious and disciplined focus on the principal businesses of the Group. Going forward, notwithstanding that the enhanced corporate governance and cost control measures as mentioned above will better position the Group to compete, the ability to expand market shares with reasonable returns will continue to be a balancing act. The recent outbreak of the Severe Acute Respiratory Syndrome in China, Hong Kong and other Asian countries will have a severe adverse impact on regional economies. In summary, year 2003 will likely be challenging and the management will strive to work diligently and prudently in enhancing shareholder value of the Group.

流動資金及財務資源

本集團之財政狀況良好 。於二零零二年十二月三十一日,資本與負債的比率(指借款總額與資產總值之比率)維持於14.3%(二零零一年:17.5%)。於二零零二年十二月三十一日,現金及銀行存款(包括已抵押存款)合共約為312,000,000港元(二零零一年:412,000,000港元)。

Liquidity and Financial Resources

The Group's financial position remains healthy. As at 31 December 2002, its gearing ratio, representing a ratio of total borrowings to total assets, was maintained at 14.3% (2001: 17.5%). Its cash and bank deposits (including pledged deposits), in total, amounted to approximately HK$312 million as at 31 December 2002 (2001: HK$412 million).

流動資金及財務資源(續)

本集團透過各種方式獲得資金來源，以維持成本與其風險之間的平衡。於二零零二年十二月三十一日，除來自一般營運之資金、現金及銀行存款外，本集團亦透過銀行借款獲得資金約131,000,000港元(二零零一年：206,000,000港元)。

於二零零二年十二月三十一日，以人民幣列值之銀行借款約為39,000,000元人民幣(二零零一年：65,000,000元人民幣)，但並無以美元列值之銀行借款(二零零一年：5,000,000美元)，餘下之銀行借款乃以港元列值。除一筆29,000,000元人民幣之銀行借款外，本集團之銀行借款乃按浮動利率計息。

本集團之資本承擔乃由銀行借款提供部份資金。

財務風險及管理

本集團財務風險管理策略包括資金來源多元化、延長信貸期限及分散還款到期日。截至二零零二年十二月三十一日止年度，財務成本由二零零一年約9,000,000港元減至約8,000,000港元。

本集團於二零零二年十二月三十一日之借款總額約為134,000,000港元(二零零一年：約208,000,000港元)。借款須於下列期間償還：

Liquidity and Financial Resources (cont'd)

The Group obtained its source of fund through various means in order to maintain a balance between cost and risk. Apart from the fund generated from normal operations and the cash and bank deposits, the Group also obtained its source of fund from bank borrowings amounted to approximately HK$131 million as at 31 December 2002 (2001: HK$206 million).

As at 31 December 2002, the bank borrowings denominated in Renminbi ("RMB") were approximately RMB39 million (2001: RMB65 million) and no bank borrowings are denominated in US dollars ("US$") (2001: US$5 million). The remaining balances were denominated in Hong Kong dollars. Except a RMB29 million bank loan, all the Group's bank borrowings are on a floating rate basis.

Capital commitments of the Group are partly financed by bank borrowings.

Financial Risk and Management

The Group's strategies towards financial risk management include diversification of funding sources, extension of credit period and dispersal of maturity dates. For the year ended 31 December 2002, *finance costs decreased to approximately* HK$8 *million from approximately* HK$9 million in 2001.

The total borrowings of the Group as at 31 December 2002 amounted to approximately HK$134 million (2001: approximately HK$208 million). The borrowings were repayable as follows:

		二零零二年 2002 *千港元* *HK$'000*	二零零一年 2001 *千港元* *HK$'000*
一年內	Within one year	134,364	204,631
第二年	In the second year	58	193
第三年至第五年	*In the third to fifth years*	—	758
第五年後	After the fifth year	—	2,423
		134,422	208,005

匯率浮動風險

本集團大部份交易均以港元、人民幣及美元列值。鑑於港元兌人民幣之滙率一直保持穩定，而且相信日後將繼續如是，故本集團並無採取任何對沖風險或其他措施。於二零零二年十二月三十一日，本集團並無面臨任何有關外匯合約、利息或貨幣掉期或其他金融衍生工具之重大風險。

Exposure to Fluctuation in Exchange Rates

Most of the transactions of the Group were denominated in Hong Kong dollars, RMB and US$. Given that the exchange rate of Hong Kong dollar against RMB has been and will likely remain stable, no hedging or other alternative measures have been implemented by the Group. As at 31 December 2002, the Group had no significant exposure under foreign exchange contracts, interest or currency swaps or other financial derivatives.

集團資產抵押

於二零零二年十二月三十一日，本集團抵押若干投資物業、土地及樓宇，賬面值共約206,000,000港元(二零零一年：237,000,000港元)，作為本集團銀行信貸之抵押品。此外，本集團抵押約102,000,000港元(二零零一年：133,000,000港元)之定期存款，作為一般銀行信貸及發出履約保函之抵押品。本集團若干存貨乃以信託收據借款安排持有。

Group Assets Charging

As at 31 December 2002, the Group pledged certain investment properties and land and buildings with an aggregate carrying amount of approximately HK$206 million (2001: HK$237 million) as collateral for the Group's banking facilities. Besides, fixed deposits amounted to approximately HK$102 million (2001: HK$133 million) have been pledged by the Group as security for general banking facilities and for issuance of performance bonds. Certain of the Group's inventories were held under trust receipt loan arrangements.

或然負債

於二零零二年十二月三十一日存在之或然負債如下：

(a) 本集團就有關建築合約之責任而向建築合約僱主提供之擔保約為16,000,000港元(二零零一年：93,000,000港元)。

(b) 本公司就若干附屬公司所獲之銀行信貸而向多間銀行提供企業擔保約107,000,000港元(二零零一年：255,000,000港元)。於二零零二年十二月三十一日，本公司就該等企業擔保於本公司之賬目作出撥備合共約97,000,000港元(二零零一年：98,000,000港元)。

Contingent Liabilities

At 31 December 2002, there were contingent liabilities in respect of the following:

(a) The Group provided guarantees to employers of construction contracts in respect of obligations arising from the associated construction contracts amounting to approximately HK$16 million (2001: HK$93 million).

(b) The Company provided corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries amounting to approximately HK$107 million (2001: HK$255 million). As at 31 December 2002, the Company had a total provision of approximately HK$97 million (2001: HK$98 million) in respect of such corporate guarantees in the Company's accounts.

或然負債(續)

(c) 本集團已承諾及履行為香港及中國多個客戶完成機電工程項目。就該等項目,本集團計有稅項債務。該等稅款可能引致日後潛在額外費用。由於無法可靠釐定可能出現之額外費用(倘有),本集團並無為此作出撥備。董事會認為該事項並無對本集團造成任何財務方面的重大影響。

(d) 本集團有若干由第三方就若干合約工程提出索償之尚未完結訴訟,為數合共約12,000,000港元(二零零一年:12,000,000港元),本集團並無作出撥備。董事會認為,該事項並無對本集團造成財務方面的重大影響。

僱員

於二零零二年十二月三十一日,本集團共聘用482名僱員(包括本公司之董事)。年內董事及僱員之酬金及福利總額約為64,000,000港元(二零零一年:71,000,000港元)。本集團之薪酬政策與市場慣例一致,並按照個別僱員之表現及經驗而釐定酬金。

承董事會命
王幸東
董事總經理

香港,二零零三年四月二十四日

Contingent Liabilities (cont'd)

(c) The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and the PRC. In respect of such projects, the Group has tax obligations which may result in potential additional charges. No provision has been made on the potential additional charges by the Group since the amount of additional charges, if any, cannot be reliably determined. The Directors are of the opinion that this matter will not have any significant financial impact to the Group.

(d) The Group has certain outstanding litigations with claims made by third parties of approximately HK$12 million (2001: HK$12 million) in aggregate in respect of certain contract works and no provision has been made by the Group. The Directors are of the opinion that this matter will not have significant financial impact to the Group.

Employees

As at 31 December 2002, the Group employed 482 staff (including the directors of the Company). The total remunerations and benefits of the directors and staff during the year was approximately HK$64 million (2001: HK$71 million). The Group adopts a remuneration policy in line with market practice, and remuneration is determined with reference to the performance and experience of individual employees.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 24 April 2003

Directors' and Senior Management's Profile
董事及管理人員簡介

董事會成員



高德柱先生，現年六十三歲，於一九九八年六月出任本公司執行董事兼主席，彼亦為東方鑫源(集團)有限公司(「東方鑫源」)執行董事兼主席。高先生畢業於撫順師範學院，現亦為中國高級經濟師。在加入本公司前，彼曾任中國銀行副行長，擁有逾四十年金融工作經驗和豐富的經營管理經驗。



王幸東先生，現年四十二歲，於二零零一年三月出任本公司執行董事兼董事總經理，負責本公司的日常營運及策略規劃。彼亦為東方鑫源之執行董事及招商局中國基金有限公司之非執行董事。

王先生於一九八二年畢業於廈門大學，取得文學士學位，其後於一九八七年至一九八九年期間在美國紐約長島大學工商管理學院攻讀工商管理。

在加入本公司前，彼曾在美國及德國的金屬礦產品貿易公司出任高職多年。王先生在國際金屬貿易、投資策略及企業管理方面擁有豐富經驗。



閻西川先生，現年五十六歲，於二零零二年八月出任本公司執行董事兼董事副總經理，負責監管本公司從事專業建築的附屬集團的日常營運及策略規劃。

閻先生於一九七零年畢業於重慶建築大學，擁有高級工程師資格證書。彼於一九七零年加入中國建築工程總公司，並於一九八四年獲派駐中國海外集團有限公司(「中海集團」)，先後出任中國海外土木工程有限公司總經理、中海集團投資部副總經理及中海物業管理有限公司董事長等職位，負責監管土木工程、房地產投資及規劃及物業管理等工作。

閻先生曾在中港兩地參與多項建築工程，擁有逾三十年的建築工程施工及項目管理經驗。

Board of Directors

Mr. GAO Dezhu, aged 63, was appointed as an Executive Director and the Chairman of the Company in June 1998. He is also an Executive Director and the Chairman of Oriental Metals (Holdings) Company Limited ("OMC"). Mr. Gao graduated from the Fushun College of Education and is a qualified senior economist in The People's Republic of China (the "PRC"). Prior to joining the Company, he was the Deputy General Manager of The Bank of China. Mr. Gao has over 40 years of experience in financial management and extensive experience in operation administration.

Mr. WANG Xingdong, aged 42, was appointed as an Executive Director and the Managing Director of the Company in March 2001, responsible for the operation of and strategic planning for the Company. He is also an Executive Director of OMC and a Non-executive Director of China Merchants China Direct Investments Limited.

Mr. Wang graduated from the Xiamen University in 1982 with a Bachelor of Arts degree. He then continued his studies in business management between 1987 and 1989 in the Faculty of Management of Business Administration of Long Island University in New York, U.S.A.

Prior to joining the Company, he has been a member of senior management of both U.S.A. and German corporations carrying on trading business of metals and mineral products for many years. Mr. Wang has extensive experience in international metals trading, investment strategies and corporate management.

Mr. YAN Xichuan, aged 56, was appointed as an Executive Director and a Deputy Managing Director of the Company in August 2002. He is responsible for monitoring the operation and strategic planning of the subsidiary groups of the Company, which are principally engaged in specialised construction contracting.

Mr. Yan was graduated from the Chongqing Architectural University in 1970 and is a qualified senior engineer. He joined China State Construction Engineering Corporation in 1970 and was transferred to China Overseas Holdings Limited ("COHL") in 1984. Mr. Yan has been the General Manager of China Overseas Civil Engineering Limited, the Assistant General Manager of the Investments Department of COHL and the President of Gold Court Property Management Limited and has been responsible for supervision of civil engineering work, real estate investment and property management etc.

Mr. Yan has been involved in various construction projects in the PRC and Hong Kong and has over 30 years of experience in construction and project management.



何小麗小姐，現年三十五歲，於二零零二年二月獲委任為本公司執行董事， 彼亦為本公司財務部總經理。何小姐畢業於北方工業大學經濟系，持有會計學學士學位， 亦為中國高級會計師及中國註冊會計師協會會員。在加入本公司之前，彼曾擔任原中國有色金屬工業總公司(「原二業總公司」)財務部之企業處業務主管及會計信息處副處長等職。彼於國內企業財務管理方面擁有廣泛經驗。

Ms. HE Xiaoli, aged 35, was appointed as an Executive Director of the Company in February 2002. Ms. He is also the General Manager of the Finance Department of the Company. Ms. He graduated from the Economics Department of the North China University of Technology with a Bachelor's degree in Accounting and is also a PRC Senior Accountant and a member of The Chinese Institute of Certified Public Accountants, PRC. Prior to joining the Company, she had been the Head of Business Division and the Deputy Minister of Accounting Information Division of the Finance Department of previous China National Nonferrous Metals Industry Corporation (the "previous CNNC"). She has extensive experience in financial management of PRC enterprises.



譚惠珠小姐，現年五十七歲，於一九九七年四月獲委任為本公司獨立非執行董事。譚小姐持有倫敦大學之法律學士學位，現為執業大律師，自一九七二年開始執業。譚小姐現出任多個職務，其中包括：中華人民共和國全國人民代表大會代表、香港特別行政區基本法委員會委員、香港大律師公會成員、香港機場管理局和香港市區重建局董事會成員及廉政公署貪污問題諮詢委員會委員。

Ms. TAM Wai Chu, Maria, aged 57, was appointed as an Independent Non-executive Director of the Company in April 1997. Ms. Tam holds a Bachelor's degree in Law from the London University. She has been a practising barrister since 1972. Ms. Tam is currently involved in numerous community services which include the Deputy of the National Peoples Congress of the PRC, member of the Basic Law Committee of the Hong Kong Special Administrative Region, member of the Bar Association, board member of both of the Hong Kong Airport Authority and the Urban Renewal Authority and member of the Advisory Committee on Corruption of the Independent Commission Against Corruption.



林濬先生，現年五十七歲，於一九九七年五月獲委任為本公司獨立非執行董事，是九廣鐵路公司物業總監。彼是香港建築物條例認可人仕及註冊專業測量師。林先生在測量專業有三十多年經驗，並為英國皇家特許測量師學會資深會員、英國仲裁學會資深會員。彼是香港測量師學會資深會員及1986-1987年度會長、香港仲裁司學會資深會員及1997-2000年度會長。林先生曾任香港房屋委員會會員及其建築小組主席、香港測量師註冊管理局委員及世界銀行中國城市土地研究顧問。彼亦為香港國際仲裁中心委員。林先生曾任職於香港置地集團、建築署、房屋署、匯豐銀行集團、森那美集團、中華電力集團，亦為天安中國投資有限公司前任執行董事及林濬測量師行有限公司(現稱凌雋測量師行有限公司)前任主席。

Mr. LAM Chun, Daniel, aged 57, was appointed as an Independent Non-executive Director of the Company in May 1997. He is the Director of the Property Division of Kowloon-Canton Railway Corporation. He is an Authorized Person under the Buildings Ordinance and a Registered Professional Surveyor. Mr. Lam has over 30 years of experience in the surveying profession. He is a fellow member of the Royal Institution of Chartered Surveyors and the Chartered Institute of Arbitrators. He is a fellow member and the Past President (1986-1987) of the Hong Kong Institute of Surveyors, and a fellow member and the Past Chairman (1997-2000) of the Hong Kong Institute of Arbitrators. Mr. Lam was a member of the Hong Kong Housing Authority and Chairman of its Building Committee, a member of the Hong Kong Surveyors Registration Board and a consultant to the World Bank on the Urban Land Policies Study for the PRC. He is also a Council Member of the Hong Kong International Arbitration Centre. Mr. Lam had worked in the Hongkong Land Group, Architectural Services Department, Housing Department, Hongkong Bank Group, Sime Darby Group, China Light & Power Group and was a former Executive Director of Tian An China Investment Co. Ltd. and the former Chairman of DCL Consultants Limited.



馬紹援先生，現年六十七歲，於二零零二年十一月獲委任為本公司獨立非執行董事。馬先生畢業於倫敦大學倫敦經濟學院經濟系。彼現為特許會計師、馬炎璋會計師行之最高合夥人及馬炎璋秘書有限公司董事總經理。馬先生曾於一九九一年出任香港會計師公會會長，亦曾出任證券及期貨事務監察委員會上訴委員會委員及漢基國際學校董事局成員。馬先生於過去二十五年曾積極參與商業及工業事務。目前，彼為兩間金融機構之董事會成員。

Mr. Selwyn MAR, aged 67, was appointed as an Independent Non-executive Director of the Company in November 2002. Mr. Mar graduated from the London School of Economics, University of London. He is a Chartered Accountant, the Managing Partner of Charles Mar Fan & Co., Certified Public Accountants and the Managing Director of Marfan & Associates Limited. Mr. Mar was the President of the Hong Kong Society of Accountants in 1991, a member of the Appeals Panel of Securities & Futures Commission and a member of the Board of Governors of Chinese International School. In the past 25 years, Mr. Mar had been active in commercial and industrial undertakings. Presently, he sits on the board of two financial institutions.

李世銘先生，現年三十九歲，於一九九八年九月出任本公司執行董事兼董事副總經理，彼於一九八三年加入原工業總公司，先後在第四冶金建設公司，基建局及投資部從事財務、投資、基建等工作；一九九五年出任原工業總公司總經理辦公室主任。李先生持有澳洲梅鐸大學之工商管理碩士學位。彼擁有會計師及經濟師資格證書，在財務管理、投資策略有廣泛經驗。

Mr. LI Shiming, aged 39, was appointed as an Executive Director and a Deputy Managing Director of the Company in September 1998. He joined the previous CNNC in 1983, and worked in the No. 4 Metallurgical Construction Company, the Infrastructure Bureau and the Investment Department, responsible for finance, investment and infrastructure. He was the Director to the Office of the President of the previous CNNC in 1995. Mr. Li holds a Master's Degree of Business Administration from the Murdoch University, Australia. He is a qualified accountant and economist and has extensive experience in financial management and investment strategies.

李先生已由二零零二年二月四日起被暫停職務。

Mr. Li has been temporarily suspended from duty since 4 February 2002.

高層管理人員

阮慧敏小姐，現年三十歲，於二零零二年五月出任本公司財務總監。阮小姐畢業於香港科技大學，持有工商管理學士(會計學)學位，是香港會計師公會及特許公認會計師公會會員。在加入本公司以前，彼為一間於香港聯合交易所有限公司(「聯交所」)創業板上市之公司之合資格會計師。阮小姐對財務及行政管理有豐富經驗。

Senior Management

Ms. YUEN Wai Man, aged 30, joined the Company in May 2002 and is the Financial Controller of the Company. Ms. Yuen holds a degree of Bachelor of Business Administration in Accounting from the Hong Kong University of Science and Technology and is a member of the Hong Kong Society of Accountants and the Association of Chartered Certified Accountants. Prior to joining the Company, she was the qualified accountant of a company listed on The Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Ms. Yuen has extensive experience in financial and general management.

許敏洛先生，現年四十六歲，於二零零二年十二月出任本公司建管部總經理，負責監管本公司屬下附屬公司的營運。

Mr. XU Minluo, aged 46, was appointed as the General Manager of the Company's Construction Division in December 2002, responsible for overseeing the operation of the subsidiaries of the Company.

許先生於一九八二年畢業於中國華僑大學，持有工學士學位，並於一九九八年獲澳洲梅鐸大學頒授工商管理碩士學位。

Mr. Xu graduated from the Hua Chiao University, the PRC in 1982 with a Bachelor of Science degree and obtained a Master degree in Business Administration from the Murdoch University, Australia in 1998 .

在加入本公司前，彼曾在香港的建築房地產公司出任高職多年，在建築、房地產開發及企業管理方面擁有豐富的經驗。

Prior to joining the Company, he has been a member of senior management of construction and real estate corporations in Hong Kong for many years. Mr. Xu has extensive experience in building construction, property development and corporate management.

李憶先生，現年三十九歲，於二零零三年三月出任本公司公司發展部總經理，負責研究及評估本集團之投資發展項目，以協助制定本公司之投資發展策略。

Mr. LI Yi, aged 39, was appointed as the General Manager of the Corporate Finance Division of the Company in March 2003, responsible for conducting research and assessment of the Group's investment projects, and assist in making investment strategies of the Company.

李先生於一九八四年畢業於湖南長沙中南礦冶學院，擁有工學士學位。彼於一九九零年加入原工業總公司，曾先後出任高級工程師及處長等職位。在加入本公司前，彼曾在本港一間證券公司出任高職多年。 李先生在投資策略及規劃方面擁有豐富的經驗。

Mr. Li was graduated from Central South Institute of Mines and Metallurgy in Changsha, Hunan Province in 1984 with a Bachelor of Science degree. He joined the previous CNNC in 1990 and has been a Senior Engineer and a Director of the previous CNNC. Prior to joining the Company, he has been a member of the senior management of a securities company in Hong Kong. Mr. Li has extensive experience in invesment straregies and planning.

陳謝瑩女士，現年三十九歲，於二零零三年四月出任本公司內部審計部經理。陳女士持有中國中山大學生物學學士學位，並為特許公認會計師公會會員。在加入本公司前，彼曾在一間於聯交所上市之金融機構出任內部審計部主管及風險管理委員會成員多年。陳女士對改善內部監控及風險管理有豐富經驗。

Ms. CHEN XIE Ying, aged 39, joined the Company in April 2003 and is the Internal Audit Manager of the Company. Ms. Chen holds a degree of Bachelor of Science in Biology from Zhongshan University in the PRC and is a member of the Association of Chartered Certified Accountants. Prior to joining the Company, she has been the head of internal audit department and a member of the risk management committee of a financial institution listed on the Stock Exchange for many years. Ms. Chen has extensive experiences in improving internal control and risk management.

倪光茂先生，現年四十一歲，於一九九九年十二月加入本公司，現為本公司建管部高級經理。 彼於二零零三年一月獲委任為瑞和工程有限公司及瑞和工程(中國)有限公司(本公司之附屬公司)之總經理，負責瑞和集團香港辦事處之日常營運。倪先生持有加拿大 Concordia 大學工程學學士學位。彼為香港工程師學會會員及英國屋宇服務工程師學會會員。

Mr. NGAI K.M., Philip, aged 41, joined the Company in December 1999. He is the Senior Manager of the Construction Division of the Company. He was appointed as the General Manager of Condo Curtain Wall Company Limited and Condo Engineering (China) Limited (the subsidiaries of the Company) in January 2003 and is responsible for the operation of Hong Kong office of Condo Group. Mr. Ngai holds a Bachelor's degree in Engineering from Concordia University, Canada. He is a member of The Hong Kong Institute of Engineers (Ir MHKIE) and The Chartered Institution of Building Services Engineers of U.K. (C. Eng, MCIBSE).

姜熾昌先生，現年四十八歲，於一九九三年出任銀豐集團董事，並於一九九八年出任銀豐集團董事總經理。彼持有加拿大渥太華大學機械工程系學士學位及溫莎大學工商管理學系學士學位，並於一九八六年成為英國特許工程師公會會員(海事工程)。姜先生在過去十多年，曾先後在中港兩地參與不同的建設項目和房地產開發項目。

Mr. KEUNG Chee Cheong, aged 48, was appointed as a Director of Enful Group in 1993 and became the Managing Director of Enful Group in 1998. He holds Bachelor's degrees in Mechanical Engineering and Commerce (Management Science) from the University of Ottawa and the University of Windsor, Canada respectively. He has been a member of the Institute of Marine Engineers (Chartered Engineer) since 1986. Mr. Keung has over 10 years of experience in management position of the projects for land and property development in Hong Kong and the PRC.

麥潤和先生，現年五十三歲，於一九九二年出任銀豐集團之董事。彼除致力於製造及推廣防火門及防火玻璃的業務外，亦負責裝璜設計及承包工程等工作。麥先生在中港市場推廣、製造及貿易方面擁有超過二十年經驗。

Mr. MAK Yun Wo, Simon, aged 53, was appointed as a Director of Enful Group in 1992 and is responsible for the manufacturing and marketing of fire proof doors, fire rated glazing as well as decoration and fit-out contracting. Mr. Mak has over 20 years of working experience in marketing, manufacturing and trading businesses in Hong Kong and the PRC.

司徒偉鴻先生，現年四十三歲，是積架集團的董事總經理。彼持有澳洲新南威爾斯大學之商務學士學位，是澳洲特許會計師公會會員以及香港會計師公會資深會員。彼於一九九三年加入積架出任積架集團財務總監，於一九九四年成為積架集團的總經理，並於一九九七年成為積架集團董事總經理。司徒先生於香港及海外之財務，市務及行政管理方面有超過二十年經驗。

Mr. SZETO Wai Hung, Augustine, aged 43, is the Managing Director of Jaeger Group. He holds a Bachelor's degree in Commerce from the University of New South Wales, Australia and is an associate member of The Institute of Chartered Accountants in Australia and a fellow member of the Hong Kong Society of Accountants. He joined Jaeger in 1993 as the Financial Controller of Jaeger Group Jand became the General Manager of Jaeger Group in 1994. He was further promoted to the Managing Director of Jaeger Group in 1997. Mr. Szeto has over 20 years of experience in Hong Kong and overseas financial, marketing and general management.

陳宏基先生，現年五十五歲，是積臣氣霧製品有限公司(積架集團之附屬公司)的現任董事總經理，亦是該公司於一九九三年成立時的創辦人之一。彼持有香港中文大學之理科學士學位。自一九七三年起成為國際氣霧劑協會會員，彼為氣霧劑製品專家，於香港及中國氣霧劑製品發展、生產及推廣方面有超過三十年之豐富經驗。

Mr. CHAN Wang Kay, aged 55, is the Managing Director and the co-founder of Jaeson Aerosol Company Limited, a subsidiary of Jaeger Group, which was established in 1993. He holds a Bachelor's degree in Science from the Chinese University of Hong Kong and is an associate member of the International Aerosol Association since 1973. He is a professional chemist specialised in the development, manufacturing and marketing of industrial and consumer aerosol products in Hong Kong and the PRC for over 30 years.

梁博程先生，現年四十六歲，於一九九零年接手經營多利加集團，現為該集團的副董事長兼總經理。梁先生持有美國加利福尼亞州Kennedy-Western大學工程學學士學位，亦是Chartered Institution of Building Services Engineer, American Society of Heating, Refrigerating and Air-conditioning Engineers及香港電器工程商會有限公司之會員，英國工程學會之Incorporated Engineer，亦是香港註冊電業工程人員(COHO等級)。梁先生擁有二十八年以上的機電工程經驗，在香港、澳門及中國負責多項工程項目的設計、監督、承造及管理。

Mr. LEUNG Pok Ching, aged 46, is the Deputy Chairman and General Manager of Polycrown Group. He took over the management of Polycrown Group in 1990. Mr. Leung graduated from the University of Kennedy-Western, California, USA and obtained a Bachelor's degree in Engineering. He is an associate of Chartered Institution of Building Services Engineer, a member of American Society of Heating, Refrigerating and Air-conditioning Engineers, a member of Hong Kong Electrical Contractors' Association Ltd. and an Incorporated Engineer of British Engineering Council (CEI), and is a licensed electrician of Hong Kong (COHO class). Mr. Leung has more than 28 years of experience in mechanical and electrical engineering and has been involved in the design, supervision, contracting and management of various engineering projects in Hong Kong, Macau and the PRC.

Notice of Annual General Meeting
股東週年大會通告

茲通告本公司謹訂於二零零三年五月二十九日星期四上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行股東週年大會，以處理下列事宜：

1. 省覽截至二零零二年十二月三十一日止年度之經審核綜合賬目，董事會報告及核數師報告。

2. 重選退任董事及授權本公司董事會釐定董事之酬金。

3. 議定董事人數之上限為十二名，並授權本公司董事會在該限額內委聘新董事。

4. 續聘羅兵咸永道會計師事務所為來年度之核數師及授權本公司董事會釐定彼等之酬金。

5. 作為特別事項，考慮並酌情通過（不論作出修訂與否）以下決議案為普通決議案：

「**動議**：

待香港聯合交易所有限公司（「聯交所」）上市委員會批准根據新購股權計劃（其副本已提呈大會並已由大會主席簽署以資識別）（「新計劃」）可予授出之購股權獲行使時將予發行本公司股本中之股份上市及買賣後，

(a) 批准及採納新計劃之規則，並授權本公司董事會：

(i) 管理新計劃，據此將向合資格人士授出購股權以認購本公司之股份；

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 29 May 2003 at 10:30 a.m. for the following purposes:

1. To receive and consider the Audited Consolidated Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2002.

2. To re-elect the retiring directors and to authorize the Directors of the Company to fix the remuneration of directors.

3. To fix a maximum number of directors at 12 and to authorize the Directors of the Company to appoint additional directors up to such maximum number.

4. To re-appoint Messrs. PricewaterhouseCoopers as the Auditors for the ensuing year and to authorize the Directors of the Company to fix their remuneration.

5. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution:

"THAT

subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting listing of, and permission to deal in, the shares in the capital of the Company to be issued pursuant to the exercise of options which may be granted under the new share option scheme, a copy of which is produced to this Meeting and signed by the Chairman of this Meeting for the purpose of identification (the "New Scheme"),

(a) the rules of the New Scheme be and are hereby approved and adopted and that the Directors of the Company be and are hereby authorized:

(i) to administer the New Scheme under which the options will be granted to eligible persons under the New Scheme to subscribe for shares in the Company;

(ii) 不時修改及／或修訂新計劃之規則，惟有關修改及／或修訂須根據新計劃內有關修改及／或修訂之條文作出；

(iii) 不時發行及配發根據新計劃項下之購股權獲行使時可予發行該等數目之本公司股份，而該發行及配發須受聯交所證券上市規則（「上市規則」）限制；

(iv) 進行實施新計劃可能需要或適當之一切事情及行動；及

(b) 待新計劃成為無條件後，本公司於一九九三年九月三十日採納之現有購股權計劃（「現有計劃」）將終止運作，且不會根據現有計劃授出其他購股權，惟現有計劃之條文在所有其他方面維持有效，以使先前根據現有計劃之條文而授出之任何購股權獲得行使，或按其條文所需之其他事宜有效，而根據現有計劃，於上述終止前授出之任何購股權（如有的話）應繼續有效及可予行使。」

6. 作為特別事項，考慮並酌情通過（不論作出修訂與否）以下決議案為普通決議案：

「**動議**：

(a) 在下文6(c)段之規限下，一般性及無條件批准本公司董事會於有關期間（定義見下文6(d)段），行使本公司之一切權力以配發、發行及處理本公司股本中之額外股份，及訂立或發出可能需行使此等權力之售股建議、協議及購股權；

(ii) to modify and/or amend the rules of the New Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the New Scheme relating to modification and/or amendment;

(iii) to issue and allot from time to time such number of the shares in the Company as may be required to be issued pursuant to the exercise of the options under the New Scheme and subject to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules");

(iv) to do all such things and acts as may be necessary or desirable to implement the New Scheme; and

(b) upon the New Scheme becoming unconditional, the operation of the existing share option scheme (the "Existing Scheme") of the Company adopted on 30 September 1993 be terminated and that no further options will be granted under the Existing Scheme but in all other respects the provisions of the Existing Scheme shall remain in force to the extent necessary to give effect to the exercise of any options granted prior thereto or otherwise as may be required in accordance with the provisions of the Existing Scheme and options (if any) granted prior to such termination shall continue to be valid and exercisable in accordance with the Existing Scheme."

6. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution:

"THAT

(a) subject to paragraph 6(c) below, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph 6(d) below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) 上文6(a)段之批准將授權本公司董事會於有關期間訂立或發出可能需於有關期間終結後始行使此等權力之售股建議、協議及購股權；

(c) 本公司董事會依據上文6(a)及6(b)段之批准所配發或同意有條件或無條件配發(不論其為依據購股權所配發者與否)之股本面值總額，不得超過(aa)本公司於本決議案通過當日之已發行股本面值總額百分之二十，及(bb)(如本公司董事會獲本公司股東另行通過普通決議案授權)本公司在通過是項決議案後購回之本公司股本面值總額(上限為相等於通過本決議案之日期本公司已發行股本面值總額百分之十)二者總和，惟因(i)配售新股(定義見下文6(d)段)，或(ii)按照本公司發行之任何認股權證或可兑換為本公司股份之任何證券之條款行使認購或兑換權，或(iii)按當時所採納之任何優先購股計劃或就向本公司及／或其任何附屬公司之行政人員及／或僱員授予或發行股份及／或可認購本公司股份之權利而採納之類似安排所發行者，或(iv)以配發股份代替就本公司股份派發之全部或部份股息之任何以股代息或類似安排除外；上述6(a)及6(b)段授予本公司董事會之批准須以此數額為限；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(b) the approval in paragraph 6(a) above shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraphs 6(a) and 6(b) above, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph 6(d) below) or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company, shall not exceed the aggregate of (aa) 20 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution plus (bb) (if the Directors of the Company are so authorized by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of such resolution (up to a maximum amount equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of passing this Resolution) and the said approval to the Directors of the Company in paragraphs 6(a) and 6(b) above shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) 依法例規定本公司須予召開下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權；及

「配售新股」指本公司董事會於指定期間內，向於指定記錄日期名列股東名冊之股東按彼等於當日之持股比例提呈發售股份或其他證券之建議(惟本公司董事會有權就零碎股權或任何認可管制機構或任何證券交易所之法律限制或責任，作出其認為必要或權宜之豁免或其他安排)。」

7. 作為特別事項，考慮並酌情通過(不論作出修訂與否)以下決議案為普通決議案：

「動議：

(a) 在下文7(c)段之規限下，一般性及無條件批准本公司董事會於有關期間(定義見下文7(d)段)，按照所有適用法例及／或不時修訂之上市規則或任何其他證券交易所證券上市規則之規定並在其規限下，行使本公司所有權力在聯交所或本公司證券上市所在且獲香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回本公司之股份(包括可贖回股份)；

(b) 上文7(a)段之批准將授權本公司董事會於有關期間以由本公司董事會釐定之價格為本公司購回其本身之股份；

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors of the Company to the shareholders on the register on a fixed record date in proportion to their shareholdings as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any recognized regulatory body or any stock exchange)."

7. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution:

"THAT

(a) subject to paragraph 7(c) below, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph 7(d) below) of all the powers of the Company to repurchase its own shares (including redeemable shares) on the Stock Exchange or any other stock exchange on which the securities of the Company may be listed and recognized by the Securities and Futures Commission in Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Listing Rules or the listing rules of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph 7(a) above shall authorize the Directors of the Company during the Relevant Period to procure the Company to repurchase its own shares at a price determined by the Directors of the Company;

(c) 本公司依據上文7(a)段購回之股本面值總額，不得超過本公司於本決議案通過當日之已發行股本面值總額百分之十，而上文7(a)及(b)段授予本公司董事會之批准亦須受此數額限制；

(d) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依法例規定本公司須予召開下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權。」

8. 作為特別事項，考慮並酌情通過(不論作出修訂與否)以下決議案為普通決議案：

「**動議**在通過上文第7項決議案後，授權本公司董事會將按照上文第7項決議案所述由本公司購回本公司股本中之股份面值總額，加上本公司董事會依據上文第6項決議案可配發之股本面值總額，惟本公司購回之股本面值總額不得超過本公司於本決議案通過日期之已發行股本面值總額百分之十。」

(c) the aggregate nominal amount of share capital repurchased by the Company pursuant to paragraph 7(a) above shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution and the said approval to the Directors of the Company in paragraphs 7(a) and 7(b) above shall be limited accordingly;

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

8. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution:

"**THAT** conditional upon Resolution No. 7 above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the Directors of the Company as mentioned in Resolution No. 7 above shall be added to the aggregate nominal amount of share capital that may be allotted by the Directors of the Company pursuant to Resolution No. 6 above, provided that the amount of share capital repurchased by the Company shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution."

9. 處理任何其他事項。

承董事會命
王幸東
董事總經理

香港，二零零三年四月二十四日

附註：

1. 凡有權出席上述大會及投票之股東，均有權委派一位或多位代表代其出席及在以數票形式進行投票時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或續會之指定舉行時間四十八小時前送達本公司之主要營業地點，地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓，方為有效。

3. 本公司將由二零零三年五月二十三日星期五至二零零三年五月二十九日星期四止（包括首尾兩日）期間暫停辦理股份過戶登記手續。如欲出席上述通告召開之股東大會，所有股票連同已填妥之過戶表格（附於股票背頁或分開遞交）最遲須於二零零三年五月二十二日星期四下午四時正交回本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室。

9. To transact any other business.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 24 April 2003

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his/her behalf. A proxy need not be a member of the Company.

2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's principal place of business in Hong Kong at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting.

3. The Register of Members will be closed from Friday, 23 May 2003 to Thursday, 29 May 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for attending the Meeting convened by the above, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Hong Kong Branch Registrars, Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 22 May 2003.

Report of the Directors
董事會報告書

董事會謹此提呈截至二零零二年十二月三十一日止年度之年報及經審核之賬目。

The Board of Directors (the "Directors") would like to submit their annual report together with the audited accounts for the year ended 31 December 2002.

主要業務及經營地區分析

本公司之主要業務為投資控股。各附屬公司之主要業務及其他摘要載於賬目附註13。

本集團於年內之業務及地區分類分析載於賬目附註3。

Principal activities and geographical analysis of operations

The principal activity of the Company is investment holding. The principal activities and other particulars of the subsidiaries are set out in Note 13 to the accounts.

An analysis of the Group's performance for the year by business and geographical segments is set out in Note 3 to the accounts.

業績及分派

本集團本年度之業績載於第53頁之綜合損益表。

董事會不建議派發截至二零零二年十二月三十一日止年度之股息(二零零一年：無)。

Results and appropriations

The results of the Group for the year are set out in the consolidated profit and loss account on page 53.

The Directors do not recommend the payment of dividend for the year ended 31 December 2002 (2001: Nil).

固定資產

本集團之固定資產於本年度之變動情況載於賬目附註12。

Fixed assets

Movements in fixed assets of the Group during the year are set out in Note 12 to the accounts.

股本

本公司之股本情況載於賬目附註26。

Share capital

Details of the Company's share capital are set out in Note 26 to the accounts.

儲備

本集團及本公司於本年度之儲備變動情況載於賬目附註27。

Reserves

Movements in reserves of the Group and the Company during the year are set out in Note 27 to the accounts.

董事

本年度內及截至本報告書日期止之在任董事如下：

高德柱
王幸東
閻西川 *(於二零零二年八月二日獲委任)*
李世銘
何小麗 *(於二零零二年二月二十七日獲委任)*
譚惠珠 *(獨立非執行)*
林　濬 *(獨立非執行)*
馬紹援 *(獨立非執行，於二零零二年十一月五日獲委任)*

根據本公司之公司細則第102條，閻西川先生及馬紹援先生均任滿告退，惟具資格並願意膺選連任。

根據本公司之公司細則第111條A項，林濬先生任滿告退惟具資格並願意膺選連任。

Directors

The Directors who held office during the year and up to the date of this report were:

Gao Dezhu
Wang Xingdong
Yan Xichuan *(appointed on 2 August 2002)*
Li Shiming
He Xiaoli *(appointed on 27 February 2002)*
Tam Wai Chu, Maria *(Independent Non-executive)*
Lam Chun, Daniel *(Independent Non-executive)*
Selwyn Mar *(Independent Non-executive, appointed on 5 November 2002)*

Mr. Yan Xichuan and Mr. Selwyn Mar retire from office in accordance with Article 102 of the Company's Bye-Laws and, being eligible, offer themselves for re-election.

Mr. Lam Chun, Daniel retires from office in accordance with Article 111(A) of the Company's Bye-Laws and, being eligible, offers himself for re-election.

董事之服務合約

所有擬膺選連任之董事概無與本公司或其任何附屬公司訂立任何於一年內由僱用公司予以終止而需作出賠償(一般法定賠償除外)之未屆滿服務合約。

Directors' service contracts

No Director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company and any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

董事之證券權益及購買證券之權利

於二零零二年十二月三十一日，本公司之董事或行政總裁於本公司或其任何相聯法團（按證券（披露權益）條例（「披露權益條例」）之定義）之任何股本或債務證券中擁有根據披露權益條例第28條規定須知會本公司及香港聯合交易所有限公司（「聯交所」）之權益（包括根據披露權益條例第31條或附表第一部份視作或當作擁有之權益），或根據披露權益條例第29條須登記於該條例所述登記冊，或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益如下：

Directors' interests in securities and rights to acquire securities

As at 31 December 2002, the interests of the Directors or the chief executive of the Company in any equity or debt securities of the Company or any of its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance")) which are required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 of the SDI Ordinance or Part I of the Schedule to the SDI Ordinance) or which are required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange were as follows:

董事姓名 Name of director	權益性質 Nature of interest	所持普通股數目 Number of ordinary shares held
何小麗 He Xiaoli	個人 Personal	20,000

除上文所披露者外，本公司之董事或行政總裁或其各自之聯繫人概無於本公司或其任何相聯法團之任何股本或債務證券中擁有權益。

Save as disclosed above, none of the Directors or the chief executive of the Company or any of their associates had interest in any equity or debt securities of the Company or any of its associated corporations.

本年度內，本公司之董事或行政總裁或彼等之配偶或未滿18歲之子女概無獲授或行使任何權利以認購本公司或其任何相聯法團之任何股本或債務證券。

During the year, none of the Directors or the chief executive of the Company nor their spouses or children under 18 years of age was granted or had exercised any right to subscribe for any equity or debt securities of the Company or any of its associated corporations.

可換股證券、購股權、認股權證或類似權利

本公司於二零零二年十二月三十一日並無任何尚未行使之購股權、可換股證券、認股權證或其他類似權利。

Convertible securities, options, warrants or similar rights

The Company had no outstanding options, convertible securities, warrants or other similar rights as at 31 December 2002.

年內並無購回或行使任何購股權及可換股證券。

There was no repurchase or exercise of options and convertible securities during the year.

持有本公司股本之主要權益

於二零零二年十二月三十一日，根據本公司按照披露權益條例第16(1)條規定而設置之登記冊所記錄，本公司獲知會下列股東持有10%或以上本公司之已發行股本權益：

Substantial interests in the share capital of the Company

As at 31 December 2002, according to the register required to be kept by the Company under section 16(1) of the SDI Ordinance, the Company was notified that the following shareholders were interested in 10% or more of the issued share capital of the Company:

股東名稱 Name of shareholder	附註 *Note*	所持股份數目 Number of shares held	佔已發行股份總數之百分比 Percentage of total issued shares
國家有色金屬工業局* State Nonferrous Metals Industry Administration *	*1*	416,009,928	53.87%
China Nonferrous Metals Holdings (Cook Islands) Limited	*1*	416,009,928	53.87%
中國有色金屬(香港)集團有限公司(「中國有色(香港)」)* China Nonferrous Metals Group (Hong Kong) Limited ("CNMG") *	*2*	416,009,928	53.87%
Haka International Limited ("Haka")		383,188,208	49.62%

附註：

* 請參考第2頁之附註。

1. 根據披露權益條例，該等公司被視為擁有由Haka持有之383,188,208股股份及由中國有色(香港)持有之32,821,720股股份之權益。

2. 除本身持有32,821,720股股份外，中國有色(香港)亦被視為擁有由Haka持有之383,188,208股股份之權益。

Notes:

* Please refer to the Note on page 2.

1. By virtue of the SDI Ordinance, these companies are deemed to be interested in the 383,188,208 shares held by Haka and 32,821,720 shares held by CNMG.

2. In addition to 32,821,720 shares held by itself, CNMG is deemed to be interested in the 383,188,208 shares held by Haka.

董事之合約權益

本公司、其任何控股公司或兩者各自之附屬公司於本年度年結日或年內任何時間，概無訂立對本公司業務有重大影響，而本公司董事於當中擁有重大利益之任何合約。

Directors' interests in contracts

No contract of significance to which the Company, any of its holding companies, or any of their subsidiaries was a party, in which a director of the Company had a material interest, subsisted at the end of the year or at any time during the year.

管理合約

除於本年報第50頁有關與中國有色(香港)之關連交易及第112頁附註33(a)所披露外，本年度內概無訂立或存在任何有關本集團全部或任何重大部份業務之管理及行政合約。

Management contracts

Save as disclosed in the connected transactions with CNMG on page 50 and Note 33(a) on page 112, no contract for management and administration of the whole or any substantial part of any business of the Group was entered into or existed during the year.

主要客戶及供應商

主要客戶及供應商於本財政年度佔本集團銷售額及採購額之資料如下：

Major customers and suppliers

The information in respect of the Group's sales and purchases attributable to the major customers and suppliers during the year is as follows:

		佔本集團總額之百分比 Percentage of the Group's total			
		銷售額 Sales		採購額 Purchases	
		二零零二年 2002	二零零一年 2001	二零零二年 2002	二零零一年 2001
最大客戶	The largest customer	11%	14%		
首五大客戶所佔總額	Five largest customers in aggregate	37%	43%		
最大供應商	The largest supplier			2%	6%
首五大供應商所佔總額	Five largest suppliers in aggregate			7%	12%

於本年度任何時間，各董事或其聯繫人(定義見聯交所證券上市規則(「上市規則」))或本公司股東(就董事所知任何擁有本公司股本5%以上)，均無擁有上述客戶及供應商之任何權益。

At no time during the year, have the Directors, their associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules")) or any shareholders of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interests in the above customers and suppliers.

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回本公司之上市證券。

Purchase, sale or redemption of the Company's listed securities

Neither the Company nor any of its subsidiaries have purchased, sold or redeemed any of the Company's listed securities during the year.

物業

本集團名下持作投資及發展中之主要物業之詳情載於第115頁。

Properties

Particulars of the major properties held for investment and property under development of the Group are shown on page 115.

五年財務概要

本集團於過去五個財政年度之業績及資產與負債概要載於第116頁。

Five year financial summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 116.

購股權計劃

本公司之購股權計劃(「購股權計劃」)乃根據於一九九三年九月三十日通過之決議案採納，並自該日期起計有效期10年。採納購股權計劃之目的是獎勵合資格參與者(即本集團之執行董事及僱員)對本集團之成就作出更大貢獻。

本公司根據購股權計劃可授出之購股權之股份數目(連同根據購股權獲行使而發行之股份數目及尚未行使購股權之股份數目)與根據任何其他計劃涉及之股份數目合共最多不得超過本公司不時已發行股本之10%，其中不包括根據購股權計劃已發行及配發之股份數目。根據購股權計劃，每位參與者最多可獲發之購股權數目為本公司根據購股權計劃當時已發行及可發行之所有股份總數之25%。

購股權可自授出後28天內被接納，以支付10港元之方式作為接納購股權之代價。所授購股權之行使期由本公司董事會決定，儘管購股權計劃期限或已屆滿，購股權之行使期由接納購股權之授出日期起計至4年期限屆滿最後一日止，不得超過4年。

購股權之認購價由本公司董事會決定，惟不得低於(以較高者為準)：(i)於緊接授出購股權之要約日期前五個交易日，本公司股份於聯交所之平均收市價之80%及(ii)本公司股份之面值。

經考慮上市規則第17章於二零零一年九月一日生效之新規定，本公司將在即將舉行之股東週年大會上提呈一項決議案，以採納新購股權計劃及終止現有購股權計劃之運作。

於二零零二年十二月三十一日，概無任何按購股權計劃授出而尚未行使之購股權。

Share option scheme

The share option scheme of the Company (the "Share Option Scheme") was adopted pursuant to a resolution passed on 30 September 1993 and will remain in force for 10 years from that date. The purpose of adopting the Share Option Scheme is to provide incentive to the eligible participants, being the executive directors and employees of the Group, to contribute further to the success of the Group.

The maximum number of shares of the Company in respect of which share options may be granted (together with the number of shares issued pursuant to share options exercised and number of shares in respect of which share options remain outstanding) under the Share Option Scheme, shall not, when aggregate with any shares subject to any other scheme, exceed 10% of the issued share capital of the Company from time to time, excluding the number of shares issued and allotted pursuant to the Share Option Scheme. The maximum entitlement of each participant under the Share Option Scheme is 25% of the aggregate number of all shares of the Company for the time being issued and issuable under the Share Option Scheme.

The offer of a grant of share options may be accepted within 28 days from the date of the offer, upon payment of HK$10 by way of consideration for the grant of the offer. The exercise period of the share options granted is to be determined by the Directors of the Company, and shall not exceed 4 years commencing after the date of acceptance of the grant of the share options and expiring on the last day of the 4-year period and notwithstanding that the period of the Share Option Scheme may have expired.

The subscription price of the share options shall be determined by the Directors of the Company, being not less than the higher of (i) 80% of the average of the closing price of the shares of the Company on the Stock Exchange for the five trading days immediately preceding the date of the offer of the share options and (ii) the nominal value of the shares of the Company.

In view of the new requirements of Chapter 17 of the Listing Rules which came into effect on 1 September 2001, a resolution will be proposed at the forthcoming annual general meeting to adopt a new share option scheme and to terminate the operation of the existing Share Option Scheme.

As at 31 December 2002, there are no outstanding share options granted under the Share Option Scheme.

優先購買權

本公司之公司細則或百慕達法例均無優先購買權之規定。

Pre-emptive rights

There is no provision for pre-emptive rights under the Company's Bye-Laws or the law in Bermuda.

最佳應用守則

本公司於截至二零零二年十二月三十一日止年度內已遵守上市規則附錄14所載之最佳應用守則，惟本公司之獨立非執行董事並無明確任期，但須根據本公司之公司細則於本公司之股東週年大會上輪席退任及重選連任。

Code of best practice

The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2002 except that the Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

審核委員會

本公司審核委員會目前成員包括三名獨立非執行董事即：馬紹援先生、譚惠珠小姐及林濬先生。

Audit committee

The members of the audit committee of the Company currently include three Independent Non-executive Directors namely, Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria and Mr. Lam Chun, Daniel.

核數師

畢馬威會計師事務所於二零零零年度之股東週年大會上獲委任為本公司之核數師。安達信公司（「安達信」）於二零零一年三月十九日獲委任為本公司之核數師，以填補畢馬威會計師事務所於同日呈辭本公司核數師一職所出現之空缺。繼羅兵咸永道會計師事務所（「羅兵咸」）與安達信於二零零二年七月一日合併執業後，羅兵咸由二零零二年十月十一日起獲委任為本公司之核數師，以填補因安達信辭任而產生之空缺。

財務報表已由羅兵咸審核。彼將於即將舉行的股東週年大會任滿告退，惟具資格並願意膺聘連任。

Auditors

KPMG were appointed as auditors of the Company at the 2000 annual general meeting. Arthur Andersen & Co. ("AA") were appointed as auditors of the Company on 19 March 2001 to fill the vacancy caused arising from the resignation of KPMG as auditors of the Company on the same date. Following the combination of practices of PricewaterhouseCoopers ("PwC") and AA on 1 July 2002, PwC were appointed to fill the casual vacancy arising from the resignation of AA as the auditors of the Company with effect from 11 October 2002.

The accounts have been audited by PwC who will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment.

關連交易

非全資附屬公司

背景

(i) 瑞和集團

本公司分別持有瑞和工程有限公司(「瑞和工程」)及瑞和工程(中國)有限公司(「瑞和中國」)各52%實際權益,而余立安先生、吳梓君先生(「吳先生」)及張瑞強先生(「張先生」)(統稱為「瑞和少數股東」)分別持有瑞和工程及瑞和中國各16%實際權益。上海金橋瑞和裝飾工程有限公司(「金橋瑞和」)為瑞和中國之非全資附屬公司,瑞和中國持有金橋瑞和90.39%權益,金橋瑞和另外9.61%權益則由上海華源愛特幕牆工程有限公司(「華源」)持有。瑞和少數股東均為瑞和工程及瑞和中國之董事,同時吳先生及張先生亦為金橋瑞和之董事。張先生已請辭金橋瑞和董事一職,並將於向中國政府有關部門登記註冊後生效。

每位瑞和少數股東已分別向本公司訂立多項反擔保契據,分別就本公司為瑞和工程、瑞和中國、金橋瑞和及瑞和集團旗下任何其他公司(定義見該等反擔保契據)獲批之信貸擔保而作出之任何保證及抵押引致之損失之其中16%作賠償保證;以及分別就瑞和工程、瑞和中國、金橋瑞和及瑞和集團任何其他公司欠本公司之負債之其中16%作賠償保證。

(ii) 銀豐集團

本公司持有銀豐工程有限公司(「銀豐工程」)52%實際權益,銀豐工程另外48%實際權益則由中宜發展有限公司(「中宜」)持有,而姜熾昌先生(「姜先生」)、麥潤和先生(「麥先生」)、胡敬光先生(「胡先生」)及江子揚先生(「江先生」)(統稱為「銀豐少數股東」)分別擁有中宜22%、22%、26%及30%實際權益。因此姜先生、麥先生、胡先生及江先生各人於銀豐工程之實際權益分別為10.56%、10.56%、12.48%及14.40%。姜先生及麥先生亦為銀豐工程之董事。

Connected transactions

Non-wholly owned subsidiaries

Background

(i) *Condo Group*

The Company holds a 52% beneficial interest in each of Condo Curtain Wall Company Limited ("CCW") and Condo Engineering (China) Limited ("CEC") while each of Messrs. Yu Lap On, Stephen, Ng Tze Kwan ("Mr. Ng") and Cheung Sui Keung ("Mr. Cheung") (collectively, "Condo MSs") holds a 16% beneficial interest in each of CCW and CEC. Shanghai Jin Qiao Condo Decoration Engineering Co., Ltd. (上海金橋瑞和裝飾工程有限公司) ("Jin Qiao Condo") is owned as to 90.39% by CEC, and 9.61% by Shanghai Huayuan Aite Curtain Wall Engineering Company Limited (上海華源愛特幕牆工程有限公司) ("Huayuan"). The Condo MSs are directors of CCW and CEC while Mr. Ng and Mr. Cheung are also directors of Jin Qiao Condo. Mr. Cheung tendered his resignation as a director of Jin Qiao Condo which will take effect upon registration with the relevant PRC authorities.

Each of the Condo MSs has executed various deeds of counter-indemnity in favour of the Company to indemnify 16% of the losses arising out of any guarantees or securities provided by the Company in securing facilities granted to CCW, CEC, Jin Qiao Condo and any other companies under the Condo Group (as defined in such deeds of counter-indemnity) and 16% of the indebtedness due to the Company from CCW, CEC, Jin Qiao Condo and any other companies under the Condo Group.

(ii) Enful Group

The Company holds a 52% beneficial interest in Enful Engineering Limited ("EEL") while the remaining 48% beneficial interest in EEL is held by Sinowise Development Limited ("Sinowise") which is in turn beneficially owned as to 22% by Mr. Keung Chee Cheong ("Mr. Keung"), 22% by Mr. Mak Yun Wo, Simon ("Mr. Mak"), 26% by Woo King Kwong ("Mr. Woo") and 30% by Mr. Kong Chi Yeung ("Mr. Kong") (collectively, "Enful MSs"). The effective interest in EEL held by each of Mr. Keung, Mr. Mak, Mr. Woo and Mr. Kong are thus 10.56%, 10.56%, 12.48% and 14.40% respectively. Mr. Keung and Mr. Mak are also directors of EEL.

關連交易（續）

非全資附屬公司（續）

背景（續）

(ii) 銀豐集團（續）

中宜及銀豐少數股東均已向本公司訂立多項反擔保契據，就本公司為銀豐工程及銀豐集團旗下任何其他公司（定義見該等反擔保契據）獲批之信貸作擔保而作出之任何保證及抵押引致之損失之其中48%作賠償保證；以及就銀豐工程及銀豐集團任何其他公司欠本公司之負債之其中48%作賠償保證。

(iii) 多利加集團

本公司持有多利加工程有限公司（「多利加工程」）51%實際權益，多利加工程另外49%實際權益則由Polyrich Profits Limited（「Polyrich」）持有，而梁博程先生（「梁先生」）擁有Polyrich 100%實際權益。梁先生亦為多利加工程之董事。

梁先生已向本公司訂立反擔保契據，就本公司為多利加工程及多利加集團旗下任何其他公司（定義見該反擔保契據）獲批之信貸作擔保而作出之任何保證及抵押引致之損失之其中49%作賠償保證。梁先生並已向本公司之全資附屬公司ONFEM Finance Limited（「OFL」）訂立反擔保契據，就多利加工程及多利加集團任何其他公司（定義見該反擔保契據）欠OFL之負債之其中49%作賠償保證。

(iv) 珠海東方海天置業有限公司

本公司之全資附屬公司東方有色有限公司（「東方有色」）持有珠海東方海天置業有限公司（「海天置業」）80%權益，海天置業另外20%權益則由珠海鑫光集團股份有限公司（「鑫光」）持有。

Connected transactions (cont'd)

Non-wholly owned subsidiaries (cont'd)

Background (cont'd)

(ii) Enfui Group (cont'd)

Each of Sinowise and the Enful MSs has executed various deeds of counter-indemnity in favour of the Company to indemnify 48% of the losses arising out of any guarantees and securities provided by the Company in securing facilities granted to EEL and any other companies under the Enful Group (as defined in such deeds of counter-indemnity) and 48% of the indebtedness due to the Company from EEL and any other companies under the Enful Group.

(iii) Polycrown Group

The Company holds a 51% beneficial interest in Polycrown Engineering Limited ("PEL") while the remaining 49% beneficial interest in PEL is held by Polyrich Profits Limited ("Polyrich") which is in turn 100% owned by Mr. Leung Pok Ching ("Mr. Leung"). Mr. Leung is also a director of PEL.

Mr. Leung has executed a deed of counter-indemnity in favour of the Company to indemnify 49% of the losses arising out of any guarantees and securities provided by the Company in securing facilities granted to PEL and any other companies under the Polycrown Group (as defined in such deed of counter-indemnity). Mr. Leung has executed a deed of counter-indemnity in favour of ONFEM Finance Limited ("OFL"), a wholly-owned subsidiary of the Company, to indemnify 49% of the indebtedness due to OFL from PEL and any other companies under the Polycrown Group (as defined in such deed of counter-indemnity).

(iv) Zhuhai (Oriental) Blue Horrison Properties Company Limited

Zhuhai (Oriental) Blue Horrison Properties Company Limited ("ZOBHP") is owned as to 80% by ONFEM Company Limited ("OCL"), a wholly-owned subsidiary of the Company, and 20% by Zhuhai Shining Metals Group Inc. ("Shining Metals").

關連交易(續)

非全資附屬公司(續)

提供之保證及抵押

於二零零二年十二月三十一日,本公司及其全資附屬公司向若干獨立財務機構作出以下抵押,而有關抵押乃涉及上述財務機構向瑞和工程、瑞和中國、金橋瑞和、銀豐工程、多利加工程及海天置業批出合共96,315,000港元及39,600,000元人民幣之信貸,此等款項作為以上公司之一般營運資金:

(i) 訂立企業擔保,作為欠上述財務機構而總額達93,300,000港元之債務擔保;

(ii) 將合共約85,173,000港元之現金存款作抵押;及

(iii) 以位於內地段1005號香港中環雲咸街29號之東方有色大廈(「該物業」),其於二零零二年十二月三十一日之賬面值為203,000,000港元,作法定抵押,以及將該物業帶來之租金轉讓。

本公司及其全資附屬公司為獨立財務機構於年內向非全資附屬公司批出以作為其一般營運資金之銀行信貸所作之擔保之詳情如下:

1) 於二零零二年三月八日,工商國際金融有限公司(「工商國際」)向瑞和中國批出銀行信貸達7,000,000港元。本公司於二零零二年三月八日向工商國際訂立一項企業擔保,作為償還瑞和中國所欠工商國際為數達7,000,000港元之債務之保證,以及於二零零二年四月三日將存於工商國際之現金存款7,000,000港元抵押予工商國際,作為信貸之抵押品。

Connected transactions (cont'd)

Non-wholly owned subsidiaries (cont'd)

Guarantees and securities provided

As at 31 December 2002, the Company and its wholly-owned subsidiaries provided the following securities in favour of several independent financial institutions in respect of banking facilities to the extent of HK$96,315,000 and RMB39,600,000 in aggregate granted by such financial institutions to CCW, CEC, Jin Qiao Condo, EEL, PEL and ZOBHP for the purpose of financing their general working capital:

(i) corporate guarantees to secure the indebtedness due to such financial institutions for an amount up to HK$93,300,000 in aggregate;

(ii) pledge of cash deposits of approximately HK$85,173,000 in aggregate; and

(iii) legal charge over ONFEM Tower, 29 Wyndham Street, Central, Hong Kong, Inland Lot No. 1005 (the "Property") with carrying amount of HK$203,000,000 as at 31 December 2002 and assignment of rentals generated from the Property.

The details of the securities provided by the Company and its wholly-owned subsidiaries in securing banking facilities granted by independent financial institutions to the non-wholly owned subsidiaries during the year in financing their general working capital are as follows:

1) On 8 March 2002, Industrial and Commercial International Capital Limited ("ICIC") granted a banking facility to the extent of HK$7,000,000 to CEC. The Company executed a corporate guarantee dated 8 March 2002 to secure repayment of the indebtedness due by CEC to ICIC for up to HK$7,000,000 and pledged a cash deposit of HK$7,000,000 placed with ICIC on 3 April 2002, each in favour of ICIC as securities for the facility.

關連交易(續)

非全資附屬公司(續)

提供之保證及抵押(續)

2) 於二零零二年四月二十五日,香港上海滙豐銀行有限公司(「香港滙豐」)向瑞和中國及瑞和建築裝飾工程有限公司(「瑞和建築」:瑞和工程之全資附屬公司,亦為瑞和集團旗下公司)授出銀行信貸達4,000,000港元。本公司於二零零二年四月二十五日向香港滙豐訂立一項企業擔保,作為償還瑞和中國及瑞和建築所欠香港滙豐為數達4,000,000港元之債務之保證,另外亦於二零零二年四月二十五日將存於香港滙豐之現金存款4,000,000港元抵押予香港滙豐,作為信貸之抵押品。於二零零二年十二月三十一日,該項銀行信貸已屆滿,而本公司所提供之抵押品亦已解除。

3) 於二零零二年六月十三日,工商國際向銀豐工程批出銀行信貸達8,000,000港元。本公司於二零零二年六月二十一日向工商國際訂立一項企業擔保,作為償還銀豐工程所欠工商國際為數達8,000,000港元之債務之保證,另外亦於二零零二年六月二十一日將存於工商國際之現金存款8,000,000港元抵押予工商國際,作為信貸之抵押品。

4) 於二零零二年七月二十二日,招商銀行深圳上步支行(「放款銀行」)向金橋瑞和批出貸款信貸達11,000,000元人民幣,為期一年。本公司於二零零二年七月十九日將存於招商銀行(「招商行」)之現金存款11,000,000港元抵押予招商行,使其向放款銀行發出一封以放款銀行為受益人之備用信用證用以擔保放款銀行向金橋瑞和批出之信貸。

Connected transactions (cont'd)

Non-wholly owned subsidiaries (cont'd)

Guarantees and securities provided (cont'd)

2) On 25 April 2002, The Hongkong and Shanghai Banking Corporation Limited ("HSBC") granted a banking facility to the extent of HK$4,000,000 to CEC and Condo Construction Engineering Co., Ltd. (瑞和建築裝飾工程有限公司) ("Condo Construction"), a wholly-owned subsidiary of CCW and a company under the Condo Group. The Company executed a corporate guarantee dated 25 April 2002 to secure repayment of the indebtedness due by CEC and Condo Construction to HSBC for up to HK$4,000,000 and pledged a cash deposit of HK$4,000,000 placed with HSBC on 25 April 2002, each in favour of HSBC as securities for the facility. As at 31 December 2002, such banking facility had expired and the securities provided by the Company were released.

3) On 13 June 2002, ICIC granted a banking facility to the extent of HK$8,000,000 to EEL. The Company executed a corporate guarantee dated 21 June 2002 to secure repayment of the indebtedness due by EEL to ICIC for up to HK$8,000,000 and pledged a cash deposit of HK$8,000,000 placed with ICIC on 21 June 2002, each in favour of ICIC as securities for the facility.

4) On 22 July 2002, China Merchants Bank Shenzhen Shangbu Sub-branch (the "Lending Bank") granted a loan facility to the extent of RMB11,000,000 to Jin Qiao Condo for a term of 1 year. The Company pledged a cash deposit of HK$11,000,000 placed with China Merchants Bank ("CMB") on 19 July 2002 in favour of CMB which issued a standby letter of credit in favour of the Lending Bank for the purpose of securing the facility granted by the Lending Bank to Jin Qiao Condo.

關連交易(續)

非全資附屬公司(續)

提供之保證及抵押(續)

5) 於二零零二年十月十五日,香港滙豐延續向瑞和工程及瑞和中國批出之銀行信貸合共約達47,925,000港元。本公司就該信貸向香港滙豐提供抵押品包括:於二零零零年七月二十一日訂立之企業擔保,作為償還瑞和工程及瑞和中國所欠香港滙豐為數達45,000,000港元之債務的保證,於二零零零年九月二十五日將存於香港滙豐之25,000,000港元現金存款抵押,以及於二零零一年一月九日訂立將該物業作全數款額法定抵押及該物業之租金轉讓。

6) 於二零零二年十月十五日,香港滙豐延續向多利加工程批出之銀行信貸達28,390,000港元。本公司就該信貸向香港滙豐提供之抵押品包括:於二零零一年五月三十一日訂立之企業擔保,作為償還多利加工程所欠香港滙豐為數達28,300,000港元之債務的保證,以及兩份於二零零一年十月三日訂立將該物業作第二固定法定抵押及該物業之租金轉讓之第二補充文件。

7) 於二零零二年十一月十九日,恒生銀行有限公司(「恒生」)延續向銀豐工程獲批出之銀行信貸達5,000,000港元。本公司於二零零一年十一月十二日向恒生訂立一項企業擔保,作為償還銀豐工程所欠恒生為數達5,000,000港元之債務的保證,以及分別於二零零一年十一月十五日及二零零二年二月五日將兩筆存於恒生之現金存款分別為2,000,000港元及3,000,000港元抵押予恒生,作為信貸之抵押品。

Connected transactions (cont'd)

Non-wholly owned subsidiaries (cont'd)

Guarantees and securities provided (cont'd)

5) On 15 October 2002, HSBC renewed a banking facility to the extent of approximately HK$47,925,000 in aggregate to CCW and CEC. Securities provided by the Company for the facility include: a corporate guarantee dated 21 July 2000 to secure repayment of the indebtedness due by CCW and CEC to HSBC for up to HK$45,000,000, a charge over cash deposit dated 25 September 2000 of HK$25,000,000 placed with HSBC, an "all monies" legal charge over and a rental assignment in respect of the Property dated 9 January 2001, each in favour of HSBC.

6) On 15 October 2002, HSBC renewed a banking facility to the extent of HK$28,390,000 to PEL. Securities provided by the Company for the facility include: a corporate guarantee dated 31 May 2001 to secure repayment of the indebtedness due by PEL to HSBC for up to HK$28,300,000, a second fixed legal charge over and a second supplement to the rental assignment in respect of the Property both dated 3 October 2001, each in favour of HSBC.

7) On 19 November 2002, Hang Seng Bank Limited ("HSB") renewed a banking facility to the extent of HK$5,000,000 to EEL. The Company executed a corporate guarantee on 12 November 2001 to secure repayment of the indebtedness due by EEL to HSB for up to HK$5,000,000 and pledged two cash deposits of HK$2,000,000 and HK$3,000,000 previously placed with HSB on 15 November 2001 and 5 February 2002 respectively, each in favour of HSB as securities for the facility.

關連交易(續)

非全資附屬公司(續)

提供之保證及抵押(續)

8) 於二零零二年十一月二十二日,深圳發展銀行(「深發展」)珠海支行向海天置業批出貸款信貸達28,600,000元人民幣,為期六個月。東方有色於二零零二年十一月二十二日將存於深發展之現金存款28,600,000港元抵押予深發展珠海支行作為信貸之擔保,而鑫光則將5,720,000港元存於東方有色作為同一項信貸之擔保,相當於上述28,600,000港元之20%,與其在海天置業之權益的百分比相同。

除非上文另有説明,瑞和少數股東、華源、銀豐少數股東、梁先生及鑫光概無根據彼等於有關非全資附屬公司之實際權益按比例就上述信貸提供擔保。

貸款墊支

本公司及其全資附屬公司向瑞和中國、金橋瑞和、銀豐工程、銀豐設計裝璜有限公司(銀豐集團旗下公司)、多利加工程及海天置業提供以作為一般營運資金之貸款於二零零二年十二月三十一日之結欠餘額約165,740,000港元。本公司及其全資附屬公司於本年度從提供予非全資附屬公司貸款墊支賺得之利息約達8,216,000港元。瑞和少數股東向瑞和中國墊支約960,000港元,中宜向銀豐工程墊支約2,248,000港元,鑫光則向海天置業墊支3,519,000元人民幣。儘管以上各方均以彼等作為本公司有關非全資附屬公司少數股東之身分提供墊款,惟上述墊款之金額均低於彼等根據各自於非全資附屬公司所持之實際權益比例釐定應予墊付之貸款額。

Connected transactions (cont'd)

Non-wholly owned subsidiaries (cont'd)

Guarantees and securities provided (cont'd)

8) On 22 November 2002, Shenzhen Development Bank ("SDB") Zhuhai Branch granted a loan facility to the extent of RMB28,600,000 to ZOBHP for a term of 6 months. OCL pledged a cash deposit of HK$28,600,000 placed with SDB on 22 November 2002 in favour of SDB Zhuhai Branch for securing the facility while Shining Metals, for the purpose of securing the same facility, placed HK$5,720,000 with OCL, representing 20% of the said HK$28,600,000, being the same percentage of the interest in ZOBHP held by Shining Metals.

Unless otherwise stated above, none of the Condo MSs, Huayuan, the Enful MSs, Mr. Leung and Shining Metals provided securities according to their proportional beneficial interest in the respective non-wholly owned subsidiaries for the abovementioned facilities.

Loan advances

As at 31 December 2002, the outstanding balance of the loans advanced by the Company and its wholly-owned subsidiaries to CEC, Jin Qiao Condo, EEL, Enful Design and Build Limited (being a company under the Enful Group), PEL and ZOBHP to finance their general working capital was approximately HK$165,740,000. The interest earned by the Company and its wholly-owned subsidiaries on the loan advances to non-wholly owned subsidiaries amounted to approximately HK$8,216,000 for the year. Although there were advances of approximately HK$960,000 by the Condo MSs to CEC, HK$2,248,000 by Sinowise to EEL and RMB3,519,000 by Shining Metals to ZOBHP in their capacity as minority shareholders to the relevant non-wholly owned subsidiaries of the Company, the amount of such loan advances are less than the loan amount to be advanced by each of them as determined in accordance with their respective proportionate beneficial interest in the non-wholly owned subsidiaries.

關連交易（續）

非全資附屬公司（續）

貸款墊支（續）

本公司及其全資附屬公司於年內向非全資附屬公司提供無抵押墊支以作為該等公司之一般營運資金之貸款詳情如下：

1) 於二零零二年一月三十日，OFL向銀豐工程批出本金額為2,000,000港元之貸款（須分六月期由二零零二年五月一日起至二零零二年十月一日期間等額償還），並按每年香港滙豐之最優惠貸款利率（「香港優惠利率」）加0.5厘計息。

2) 於二零零二年一月三十一日，東方有色向海天置業批出本金額為5,000,000元人民幣之貸款（須於二零零三年一月三十一日償還），並按每年中國人民銀行最優惠貸款利率（「中國優惠利率」）計息。

3) 於二零零二年三月一日，東方有色將一項過往於二零零一年三月二十三日向海天置業批出本金額為7,000,000元人民幣及按每年中國優惠利率計息之貸款之還款日期押後至二零零三年三月二日。

4) 於二零零二年三月一日，東方有色將一項過往於二零零一年三月二十六日向海天置業批出本金額為4,800,000元人民幣及按每年中國優惠利率計息之貸款之還款日期押後至二零零三年三月二十六日。

5) 於二零零二年三月一日，東方有色將一項過往於二零零一年四月二十四日向海天置業批出本金額為660,000元人民幣及按每年中國優惠利率計息之貸款之還款日期押後至二零零三年四月十九日。

Connected transactions (cont'd)

Non-wholly owned subsidiaries (cont'd)

Loan advances (cont'd)

The details of the loans advanced by the Company and its wholly-owned subsidiaries to the non-wholly owned subsidiaries during the year, which were unsecured and advanced for the purpose of financing their general working capital, are as follows:

1) On 30 January 2002, OFL made a loan of a principal amount of HK$2,000,000 to EEL, (repayable by 6 monthly equal installments from 1 May 2002 to 1 October 2002) at an interest rate of 0.5% over the best lending rate as quoted by HSBC (the "HKBLR") per annum.

2) On 31 January 2002, OCL made a loan of a principal amount of RMB5,000,000 to ZOBHP (repayable on 31 January 2003) with interest at the rate of the best lending rate as quoted by the People's Bank of China (the "PRCBLR") per annum.

3) On 1 March 2002, OCL extended the repayment date of a loan of a principal amount of RMB7,000,000 previously granted to ZOBHP on 23 March 2001 to 2 March 2003 with interest at the rate of the PRCBLR per annum.

4) On 1 March 2002, OCL extended the repayment date of a loan of a principal amount of RMB4,800,000 previously granted to ZOBHP on 26 March 2001 to 26 March 2003 with interest at the rate of the PRCBLR per annum.

5) On 1 March 2002, OCL extended the repayment date of a loan of a principal amount of RMB660,000 previously granted to ZOBHP on 24 April 2001 to 19 April 2003 with interest at the rate of the PRCBLR per annum.

關連交易(續)

非全資附屬公司(續)

貸款墊支(續)

6) 於二零零二年六月十九日,OFL向瑞和中國批出本金額為2,420,000港元之貸款(須分三月期分別於二零零二年六月三十日、二零零二年七月三十一日及二零零二年八月三十一日償還),並按每年香港優惠利率計息。於二零零二年十二月三十一日,瑞和中國已向OFL償還部份該貸款之本金為數420,000港元。

7) 於二零零一年七月十一日,OFL向多利加工程批出本金額為7,700,000港元之貸款(「原有貸款」)(須於二零零二年一月十日或之前一次過償還),並按每年香港優惠利率加0.5厘計息。於二零零一年十一月六日,多利加工程向OFL償還部份原有貸款之本金2,000,000港元(「該還款」)。於二零零二年七月二十六日,OFL按原有貸款之相同條款於該還款中批出1,400,000港元墊款予多利加工程,並將原有貸款尚欠結餘之還款日期押後至二零零二年十月三十一日。於二零零二年十二月三十一日,多利加工程已向OFL償還部份原有貸款尚欠結餘之本金額1,400,000港元及應計利息約25,000港元。

8) 於二零零二年八月二十三日,東方有色向海天置業批出本金額為3,840,000元人民幣之貸款(須於二零零三年九月十八日償還),其中2,040,000元人民幣於二零零二年八月二十三日提取,而1,800,000元人民幣則於二零零二年九月十八日提取,並按每年中國優惠利率計息。此外,鑫光亦向海天置業批出本金額為960,000元人民幣之貸款。上文所述由東方有色及鑫光批出之貸款之比例符合兩者各自在海天置業所佔之權益比例。

Connected transactions (cont'd)

Non-wholly owned subsidiaries (cont'd)

Loan advances (cont'd)

6) On 19 June 2002, OFL made a loan of a principal amount of HK$2,420,000 to CEC (repayable by 3 monthly installments on 30 June 2002, 31 July 2002 and 31 August 2002 respectively) with interest at the rate of the HKBLR per annum. As at 31 December 2002, part of the principal amount of the loan amounting to HK$420,000 was repaid by CEC to OFL.

7) On 11 July 2001, OFL made a loan of a principal amount of HK$7,700,000 to PEL (repayable in one lump sum on or before 10 January 2002) with an interest rate of 0.5% over the HKBLR per annum (the "Original Loan"). On 6 November 2001, PEL repaid OFL part of the principal of the Original Loan amounting to HK$2,000,000 (the "Repayment"). On 26 July 2002, OFL advanced a sum of HK$1,400,000 to PEL out of the Repayment on the same terms as the Original Loan and extended the repayment date of the remaining balance of the Original Loan to 31 October 2002. As at 31 December 2002, part of the principal of the remaining balance of the Original Loan amounting to HK$1,400,000, together with accrued interest of approximately HK$25,000 were repaid by PEL to OFL.

8) On 23 August 2002, OCL made a loan of a principal amount of RMB3,840,000 to ZOBHP (repayable on 18 September 2003), of which RMB2,040,000 was drawn down on 23 August 2002 and RMB1,800,00 was drawn down on 18 September 2002, with interest at the rate of the PRCBLR per annum. Shining Metals also made a loan of a principal amount of RMB960,000 to ZOBHP. The aforesaid loans made by OCL and Shining Metals were in proportion to their respective interests in ZOBHP.

關連交易(續)

非全資附屬公司(續)

貸款墊支(續)

9) 於二零零二年九月十八日,東方有色向海天置業批出本金額約7,838,000元人民幣之貸款(須於二零零三年九月十八日償還),並按每年中國優惠利率計息。此外,鑫光亦向海天置業批出本金額為1,959,000元人民幣之貸款。上文所述由東方有色及鑫光批出之貸款之比例符合兩者各自在海天置業所佔之權益比例。

10) 於二零零二年十月二十五日,本公司向金橋瑞和批出本金額為760,000美元之貸款(須於自提取日期二零零二年十一月一日起三個月到期時償還),並按4.75厘之年利率計息。

11) 於二零零二年十一月十九日,本公司向金橋瑞和批出本金額為5,000,000元人民幣之貸款(須於三個月到期時償還),並按5.31厘之年利率計息。

12) 於二零零二年十一月二十八日,東方有色向海天置業批出本金額為2,400,000元人民幣之貸款(須於二零零三年十一月二十八日償還),並按每年中國優惠利率計息。此外,鑫光亦向海天置業批出本金額為600,000元人民幣之貸款。上文所述由東方有色及鑫光批出之貸款之比例符合兩者各自在海天置業所佔之權益比例。

13) 於二零零二年十二月二十四日,本公司向銀豐工程批出本金額為2,000,000港元並於二零零二年十二月三十一日提取之貸款(須於二零零三年十二月三十日或以前一次過償還),並按每年香港優惠利率加1厘計息,條件是中宜將出售其房地產物業之淨收益用於銀豐工程之正常營運。

Connected transactions (cont'd)

Non-wholly owned subsidiaries (cont'd)

Loan advances (cont'd)

9) On 18 September 2002, OCL made a loan of a principal amount of approximately RMB7,838,000 to ZOBHP (repayable on 18 September 2003) with interest at the rate of PRCBLR per annum. Shining Metals also made a loan of a principal amount of approximately RMB1,959,000 to ZOBHP. The aforesaid loans made by OCL and Shining Metals were in proportion to their respective interests in ZOBHP.

10) On 25 October 2002, the Company made a loan of a principal amount of US$760,000 to Jin Qiao Condo (repayable at the expiry of a term of 3 months from the draw down date on 1 November 2002) at an interest rate of 4.75% per annum.

11) On 19 November 2002, the Company made a loan of a principal amount of RMB5,000,000 to Jin Qiao Condo (repayable at the expiry of a term of 3 months) at an interest rate of 5.31% per annum.

12) On 28 November 2002, OCL made a loan of a principal amount of RMB2,400,000 to ZOBHP (repayable on 28 November 2003) with interest at the rate of the PRCBLR per annum. Shining Metals also made a loan of a principal amount of RMB600,000 to ZOBHP. The aforesaid loans made by OCL and Shining Metals were in proportion to their respective interests in ZOBHP.

13) On 24 December 2002, the Company made a loan of a principal amount of HK$2,000,000 to EEL drawn down on 31 December 2002 (repayable in one lump sum on or before 30 December 2003) at an interest rate of 1% over the HKBLR per annum on the condition that Sinowise would contribute the net proceeds arising from disposing of its landed property to the normal operation of EEL.

關連交易（續）

非全資附屬公司（續）

貸款墊支（續）

14) 於二零零二年十二月二十七日，本公司向金橋瑞和批出本金額為750,000美元之貸款（須於九個月到期時償還），並按6.25厘之年利率計息。

除非上文另有說明，瑞和少數股東、華源、銀豐少數股東、梁先生及鑫光概無根據彼等所持之實際權益比例向各有關非全資附屬公司提供貸款。

於年結日至本報告刊發日期止之期間，本公司及東方有色並向非全資附屬公司提供以下無抵押貸款作為一般營運資金之用：

1) 於二零零三年一月十五日，東方有色向海天置業批出本金額為4,000,000元人民幣之貸款（須於二零零四年一月十五日償還），並按每年中國優惠利率計息。此外，鑫光亦向海天置業批出本金額為1,000,000元人民幣之貸款。上文所述由東方有色及鑫光批出之貸款之比例符合兩者各自在海天置業所佔之權益比例。

2) 於二零零三年一月二十八日，本公司向多利加工程批出本金額為2,397,000港元之貸款（須分十月期由二零零三年四月三十日至二零零四年一月三十日償還），並按每年香港優惠利率加1厘計息。此外，梁先生亦向多利加工程批出本金額為2,303,000港元之貸款。上文所述由本公司及梁先生批出之貸款之比例符合兩者各自在多利加工程所佔之權益比例。

Connected transactions (cont'd)

Non-wholly owned subsidiaries (cont'd)

Loan advances (cont'd)

14) On 27 December 2002, the Company made a loan of a principal amount of US$750,000 to Jin Qiao Condo (repayable at the expiry of a term of 9 months) at an interest rate of 6.25% per annum.

Unless otherwise stated above, none of the Condo MSs, Huayuan, the Enful MSs, Mr. Leung and Shining Metals provided loan(s) according to their proportional beneficial interest in the respective non-wholly owned subsidiaries.

During the period subsequent to the year end but before the date of this report, the Company and OCL also provided the following unsecured loans to the non-wholly owned subsidiaries to finance their general working capital:

1) On 15 January 2003, OCL made a loan of a principal amount of RMB4,000,000 to ZOBHP (repayable on 15 January 2004) with interest at the rate of the PRCBLR per annum. Shining Metals also made a loan of a principal amount of RMB1,000,000 to ZOBHP. The aforesaid loans made by OCL and Shining Metals were in proportion to their respective interests in ZOBHP.

2) On 28 January 2003, the Company made a loan of a principal amount of HK$2,397,000 to PEL (repayable by 10 monthly installments from 30 April 2003 to 30 January 2004) at an interest rate of 1% over the HKBRL per annum. Mr. Leung also made a loan of a principal amount of HK$2,303,000 to PEL. The aforesaid loans made by the Company and Mr. Leung were in proportion to their respective interests in PEL.

關連交易（續）

非全資附屬公司（續）

其他

於二零零二年四月十五日，

(a) 東方有色、鑫光、海天置業與廣州天河東鑫物業開發有限公司（「天河」）訂立抵頂協議，據此，訂約各方同意在東方有色於到期日（定義見本公司日期為二零零二年四月十七日之報章公告（「該公告」））應向鑫光支付為數25,000,000元人民幣的該補償金額（定義見該公告）當中，東方有色於到期日向海天置業支付7,500,000元人民幣以抵銷(i)東方有色需向鑫光支付該補償金額當中的7,500,000元人民幣，轉而抵銷(ii)鑫光欠付天河7,500,000元人民幣的欠款，再轉而抵銷(iii)天河欠付海天置業7,500,000元人民幣的欠款。

(b) 東方有色、鑫光、海天置業與珠海市興遠工貿發展有限公司（「興遠」）訂立抵頂協議，據此，訂約各方同意在東方有色於到期日應向鑫光支付為數25,000,000元人民幣的該補償金額當中，東方有色於到期日向海天置業支付4,625,566.56元人民幣以抵銷(i)東方有色需向鑫光支付該補償金額當中的4,625,566.56元人民幣，轉而抵銷(ii)鑫光欠付興遠4,625,566.56元人民幣的欠款，再轉而抵銷(iii)興遠欠付海天置業4,352,799.94元人民幣的欠款。

按上述協議擬進行之抵頂安排已由二零零一年十二月三十一日起生效。

Connected transactions (cont'd)

Non-wholly owned subsidiaries (cont'd)

Others

On 15 April 2002,

(a) a set-off agreement was entered into amongst OCL, Shining Metals, ZOBHP and Tian He Orien Met Property Co., Ltd. ("Tian He") whereby the parties agreed that, out of the Reimbursement Amount (as defined in the Company's press announcement dated 17 April 2002 (the "Announcement")), in the sum of RMB25,000,000 payable by OCL to Shining Metals on the Due Date (as defined in the Announcement), OCL should pay to ZOBHP on the Due Date the sum of RMB7,500,000 with the intention that such payment by OCL to ZOBHP should set off (i) the sum of RMB 7,500,000 (being a portion of the Reimbursement Amount) payable by OCL to Shining Metals, which in turn set off (ii) the sum of RMB7,500,000 owed by Shining Metals to Tian He and which in turn set off (iii) the sum of RMB7,500,000 owed by Tian He to ZOBHP;

(b) a set-off agreement was entered into amongst OCL, Shining Metals, ZOBHP and Zhuhai Xingyuan Industrial and Trading Development Co., Ltd ("Xingyuan") whereby the parties agreed that, out of the Reimbursement Amount in the sum of RMB25,000,000 payable by OCL to Shining Metals on the Due Date. OCL should pay to ZOBHP on the Due Date the sum of RMB4,625,566.56 with the intention that such payment by OCL to ZOBHP should set off (i) the sum of RMB4,625,566.56 (being a portion of the Reimbursement Amount) payable by OCL to Shining Metals, which in turn set off (ii) the sum of RMB4,625,566.56 owed by Shining Metals to Xingyuan and which in turn set off (iii) the sum of RMB4,352,799.94 owed by Xingyuan to ZOBHP.

The set-off arrangements contemplated under the above agreements took effect from 31 December 2001.

關連交易(續)

居間控股公司

提供行政服務之協議

本公司與中國有色(香港)於二零零零年五月十二日訂立協議,其中涉及於二零零零年一月一日至二零零二年十二月三十一日期間分擔由中國有色(香港)提供之行政服務之行政成本。按中國有色(香港)於二零零零年度之現金流量預測所示之估計數額計算,本公司於二零零零年、二零零一年及二零零二年支付之款額上限估計分別為5,697,500港元、6,288,750港元及6,933,750港元。本公司於本年度分擔之款額為626,000港元(二零零一年:2,863,000港元)。

貸款墊支

於一九九九年八月十六日,OFL與中國有色(香港)訂立貸款協議,據此,OFL向中國有色(香港)墊款26,000,000港元(「該貸款」),原須於二零零零年二月二十九日償還,惟已延期數次。於二零零一年十一月三十日,中國有色(香港)於到期日向OFL償還該貸款之所有應計利息及該貸款部份本金金額2,750,000港元。該貸款結欠為23,250,000港元(「結欠」),而按OFL與中國有色(香港)於二零零一年十一月三十日訂立之補充協議,還款期進一步押後六個月,按最優惠利率加2.5厘之年利率計息。結欠及應計利息應於二零零二年五月三十一日償還,惟於本報告書之日仍未償還。

年內,OFL從上述結欠賺得利息收入約733,000港元(二零零一年:約2,451,000港元),惟已為截至二零零二年十二月三十一日之應計利息作全數撥備。

結算日後事項

詳情列載於賬目附註36。

承董事會命

王幸東

董事總經理

香港,二零零三年四月二十四日

Connected transactions (cont'd)

Intermediate holding company

Agreement for provision of administration services

The Company and CNMG entered into an agreement on 12 May 2000 in respect of the sharing of administrative costs for administration services rendered by CNMG for the period from 1 January 2000 to 31 December 2002. Based on the amounts estimated as specified in the cash flow forecast of CNMG for the year 2000, the maximum amounts to be paid by the Company were expected to be not more than HK$5,697,500, HK$6,288,750 and HK$6,933,750 respectively for the years 2000, 2001 and 2002. The amount shared by the Company for the year was HK$626,000 (2001: HK$2,863,000).

Loan advances

On 16 August 1999, OFL entered into a loan agreement with CNMG under which OFL made an advance of HK$26,000,000 to CNMG (the "Loan") which was repayable on 29 February 2000 but extended for several times. On 30 November 2001, CNMG made on the maturity date a repayment of all the interest accrued to the Loan and part of the principal of the Loan amounting to HK$2,750,000 to OFL. The date of repayment of the remaining balance of the Loan amounted to HK$23,250,000 (the "Remaining Balance") was extended for a further six months at an interest rate of 2.5% over the prime rate per annum pursuant to a supplemental agreement entered into between OFL and CNMG on 30 November 2001. The Remaining Balance and the accrued interest thereon were repayable on 31 May 2002 but remained outstanding as at the date of this report.

During the year, OFL earned interest income of approximately HK$733,000 (2001: approximately HK$2,451,000) from the Remaining Balance but a full provision was made on the accrued interest as at 31 December 2002.

Subsequent events

Details are set out in Note 36 to the accounts.

By Order of the Board

Wang Xingdong

Managing Director

Hong Kong, 24 April 2003

Auditors' Report
核數師報告



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

核數師報告
致東方有色集團有限公司
(於百慕達註冊成立之有限公司)
全體股東

AUDITORS' REPORT TO THE SHAREHOLDERS OF
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

本核數師(以下簡稱「我們」)已完成審核第53至114頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

We have audited the accounts on pages 53 to 114 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

董事及核數師各自之責任

貴公司董事有責任編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用合適之會計政策，並且貫徹應用該等會計政策。

我們之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

意見之基礎

我們已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合 貴公司與 貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

我們在策劃及進行審核工作時，均以取得所有我們認為必需之資料及解釋為目標，以便獲得充份憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，我們亦已評估該等賬目所載之資料在整體上是否足夠。我們相信我們之審核工作已為下列意見提供合理之基礎。

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

意見

我們認為，上述賬目足以真實兼公平地顯示　貴公司與　貴集團於二零零二年十二月三十一日結算時之財務狀況及　貴集團截至該日止年度之虧損及現金流量，並按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零三年四月二十四日

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 24 April 2003

Consolidated Profit and Loss Account
綜合損益表

截至二零零二年十二月三十一日止年度 | For the year ended 31 December 2002

		附註 Note	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
營業額	**TURNOVER**	3	332,168	315,580
銷售成本	Cost of sales		(318,831)	(297,006)
毛利	**GROSS PROFIT**		13,337	18,574
其他收入	Other revenues	3	8,755	26,881
分銷費用	Distribution costs		(4,718)	(3,837)
行政開支	Administrative expenses	33(a)	(123,049)	(205,717)
其他經營開支	Other operating expenses		(3,835)	(1,823)
投資物業重估虧損	Loss on revaluation of investment properties	12(d)	(27,378)	(36,500)
豁免部份若干應付款之收益	Gain on partial waiver of certain payables		8,366	—
非買賣證券減值撥備	Provision for impairment in value of non-trading securities		—	(140,047)
居間控股公司貸款撥備	Provision for loan to intermediate holding company		—	(23,803)
呆壞賬撥備一 一項其他應收賬款	Provision for bad and doubtful debt — a sundry debtor		—	(20,000)
物業按金減值撥備撥回	Reversal of provision for impairment in value of deposit on property		—	12,000
一間附屬公司清盤之收益	Gain on liquidation of a subsidiary		—	200
經營虧損	**OPERATING LOSS**	4	(128,522)	(374,072)
財務成本	Finance costs	5	(7,703)	(8,731)
除稅前虧損	**LOSS BEFORE TAXATION**		(136,225)	(382,803)
稅項	Taxation	6	(363)	(13,944)
除稅後虧損	**LOSS AFTER TAXATION**		(136,588)	(396,747)
少數股東權益	Minority interests		(266)	23,013
股東應佔虧損	**LOSS ATTRIBUTABLE TO SHAREHOLDERS**	7	(136,854)	(373,734)
股息	Dividends	8	—	—
每股基本虧損(港仙)	Basic loss per share (HK cents)	9	(17.72)	(48.40)

Consolidated Balance Sheet
綜合資產負債表

於二零零二年十二月三十一日 | As at 31 December 2002

		附註 Note	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
非流動資產	**Non-current assets**			
固定資產	Fixed assets	12	235,752	278,582
在建工程	Construction in progress		—	20
非買賣證券	Non-trading securities	14	16,560	34,619
遞延稅項資產	Deferred tax assets	25	979	—
應收保固金	Retention receivables	19	3,488	—
其他資產	Other assets	15	2,326	2,273
			259,105	315,494
流動資產	**Current assets**			
存貨	Inventories	16	229,727	247,486
應收同系附屬公司款項	Amounts due from fellow subsidiaries	33	80	41
應收少數投資者款項	Amounts due from minority investors	17	1,898	7,376
貿易及其他應收款項	Trade and other receivables	18	103,212	150,463
應收客戶之合約工程總額	Gross amounts due from customers for contract work	19	13,055	33,877
買賣證券	Trading securities	20	20,643	19,861
已抵押存款	Pledged deposits	30	101,604	132,598
現金及銀行存款	Cash and bank deposits	21	210,640	279,460
			680,859	871,162
流動負債	**Current liabilities**			
應付居間控股公司款項	Amount due to intermediate holding company	33	3	6
應付少數投資者款項	Amounts due to minority investors	17	13,753	12,204
貿易及其他應付款項	Trade and other payables	22	190,710	221,985
應付客戶之合約工程總額	Gross amounts due to customers for contract work	19	27,347	32,214
應付稅項	Taxation payable		34,433	37,523
短期借款	Short-term borrowings	23	134,364	204,631
			400,610	508,563
流動資產淨值	**Net current assets**		280,249	362,599
總資產減流動負債	**Total assets less current liabilities**		539,354	678,093

		附註 Note	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
資金來源：	Financed by:			
股本	Share capital	26	77,218	77,218
儲備	Reserves	27	421,840	558,901
股東資金	**Shareholders' funds**		499,058	636,119
少數股東權益	**Minority interests**		34,072	36,016
非流動負債	**Non-current liabilities**			
長期借款	Long-term borrowings	24	58	3,374
應付少數投資者款項	Amounts due to minority investors	17	2,944	–
其他負債	Other liabilities		3,222	2,584
			6,224	5,958
			539,354	678,093

王幸東
Wang Xingdong
董事
Director

何小麗
He Xiaoli
董事
Director

Balance Sheet
資產負債表

於二零零二年十二月三十一日 As at 31 December 2002

		附註 Note	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
非流動資產	**Non-current assets**			
於附屬公司之投資	Investments in subsidiaries	13	420,225	421,369
其他資產	Other assets	15	1,492	1,492
			421,717	422,861
流動資產	**Current assets**			
貸款予附屬公司	Loans to subsidiaries	34	4,666	—
其他應收款項	Other receivables	18	7,040	1,046
已抵押存款	Pledged deposits	30	56,574	114,168
現金及銀行存款	Cash and bank deposits	21	168,320	216,540
			236,600	331,754
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	22	100,257	100,927
應付同系附屬公司款項	Amount due to a fellow subsidiary	33	5	—
			100,262	100,927
流動資產淨值	**Net current assets**		136,338	230,827
總資產減流動負債	**Total assets less current liabilities**		558,055	653,688
資金來源：	**Financed by:**			
股本	Share capital	26	77,218	77,218
儲備	Reserves	27	480,837	576,470
			558,055	653,688

王幸東
Wang Xingdong
董事
Director

何小麗
He Xiaoli
董事
Director

Consolidated Statement of Changes in Equity 綜合股本權益變動表

截至二零零二年十二月三十一日止年度 For the year ended 31 December 2002

		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
於一月一日之股本權益總額	Total equity as at 1 January	636,119	992,716
重估非買賣證券之虧絀	Deficit on revaluation of non-trading securities	(360)	–
先前入賬為投資重估儲備之非買賣證券減值	Impairment in value of non-trading securities previously recorded under investment revaluation reserve	–	18,693
換算海外附屬公司賬目所產生之匯兌差額	Exchange differences arising on translation of the accounts of foreign subsidiaries	153	(1,397)
未於損益表中確認之淨收益	**Net gains not recognised in the profit and loss account**	635,912	1,010,012
年內虧損	Loss for the year	(136,854)	(373,734)
一間附屬公司清盤時變現之實繳盈餘	Realisation of contributed surplus on liquidation of a subsidiary	–	(159)
於十二月三十一日之股本權益總額	Total equity as at 31 December	499,058	636,119

Consolidated Cash Flow Statement
綜合現金流量表

截至二零零二年十二月三十一日止年度 | For the year ended 31 December 2002

		附註 Note	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
經營活動之現金流量	**Cash flows from operating activities**			
經營業務所得/(動用)現金	Cash generated from/(used in) operations	29(a)	17,250	(99,396)
已付利息	Interest paid		(9,641)	(14,391)
已付香港利得稅	Hong Kong profits tax paid		—	(86)
已退回香港利得稅	Hong Kong profits tax refunded		—	1,451
已付海外稅項	Overseas tax paid		(37)	(2,560)
經營活動所得/(動用)現金淨額	**Net cash from/(used in) operating activities**		7,572	(114,982)
投資活動之現金流量	**Cash flows from investing activities**			
上市投資所收取股息	Dividends received from listed investments		1,058	885
已付在建工程款項	Payment for construction in progress		—	(20)
購買固定資產	Purchase of fixed assets		(1,796)	(8,986)
出售固定資產所得款項	Proceeds from disposal of fixed assets		434	249
出售買賣證券所得款項	Proceeds from disposal of trading securities		18,590	—
已收利息	Interest received		6,041	24,509
附屬公司清盤時之現金流出淨額	Net cash outflow from liquidation of a subsidiary	29(c)	—	(62)
投資活動所得現金淨額	**Net cash from investing activities**		24,327	16,575
融資活動之現金流量	**Cash flows from financing activities**	29(d)		
新增借款	New borrowings		3,416	57,692
償還借款	Repayment of borrowings		(61,002)	(139,762)
一名少數投資者之投入資本	Capital contribution from a minority investor		—	312
融資活動動用現金淨額	**Net cash used in financing activities**		(57,586)	(81,758)
現金及現金等值項目減少	Net decrease in cash and cash equivalents		(25,687)	(180,165)
外幣匯兌變動影響	Effect of foreign exchange rate changes		191	(1,397)
於一月一日之現金及現金等值項目	Cash and cash equivalents at 1 January		135,651	317,213
於十二月三十一日之現金及現金等值項目	**Cash and cash equivalents at 31 December**	29(e)	110,155	135,651

Notes to the Accounts
賬目附註

1. 組織及業務

東方有色集團有限公司(「本公司」)於百慕達註冊成立。本公司乃投資控股公司。本公司附屬公司主要業務及其他詳情載於賬目附註13。

1. Organisation and operations

ONFEM Holdings Limited (the "Company") was incorporated in Bermuda. The Company is an investment holding company. The principal activities and other particulars of the Company's subsidiaries are set out in Note 13 to the accounts.

2. 主要會計政策

(a) 編製基準

本公司及各附屬公司(「本集團」)之賬目乃根據香港普遍採納之會計原則編製,並符合香港會計師公會(「香港會計師公會」)頒佈之會計準則編撰。除下文會計政策披露之若干物業及證券投資以公平值列賬外,本集團賬目乃以歷史成本常規法編撰。

於本年度,本集團採納以下由香港會計師公會頒佈之會計實務準則(「會計實務準則」),該等準則於二零零二年一月一日或以後開始之會計期間生效:

會計實務準則第1條(經修訂)
財務報表之呈報
會計實務準則第11條(經修訂)
外幣換算
會計實務準則第15條(經修訂)
現金流量表
會計實務準則第34條(經修訂)
僱員福利

除現金流量表重新分類及股本權益變動表之呈報外,採納該等經修訂之會計準則對截至二零零二年十二月三十一日止年度之賬目並無重大影響。

2. Principal accounting policies

(a) Basis of preparation

The accounts of the Company and its subsidiaries (the "Group") have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain properties and investments in securities are stated at fair value.

In the current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (revised)
Presentation of financial statements
SSAP 11 (revised)
Foreign currency translation
SSAP 15 (revised)
Cash flow statements
SSAP 34 (revised)
Employee benefits

The adoption of these revised accounting standards did not have material impact to the accounts for the year ended 31 December 2002 except for the reclassifications in the cash flow statement and the presentation of the statement of changes in equity.

2. 主要會計政策(續)

(b) 綜合賬目

綜合賬目包括本公司及其附屬公司截至十二月三十一日止之賬目。

附屬公司乃指本公司可直接或間接控制超過多於一半投票權之實體;有權規管該公司之財務及營運政策;委任或撤換董事會大部份成員,或控制董事會大部份投票權。

年內所收購或出售之附屬公司之業績自收購生效日期起或直至出售之生效日期(視乎情況而定)計入綜合損益表內。

本集團內所有重大公司間交易及結存均於綜合時對銷。

出售附屬公司之盈利或虧損乃指出售所得之收入與本集團所佔該公司之資產淨值之差額,連同任何未攤銷之商譽或負商譽,或已撥入儲備但過去並未從綜合損益表中支銷或確認之商譽/負商譽。

少數股東權益乃指外間之股東在附屬公司內應佔經營業績及資產淨值之權益。

在本公司之資產負債表內,於附屬公司之投資乃按成本值減任何減值虧損撥備列賬。本公司將附屬公司之業績按已收及應收股息入賬。

2. Principal accounting policies (cont'd)

(b) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31 December.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of their voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors, or to cast majority of votes at the meetings of the board of directors.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet, investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

2. 主要會計政策（續）

(c) 商譽／負商譽

商譽乃指收購成本超逾於收購日本集團應佔所收購附屬公司淨資產之公平值之數額。

負商譽乃指本集團應佔所收購之淨資產之公平值超逾收購成本之數額。

於二零零一年一月一日前因收購而產生之商譽乃於儲備中對銷。因該項商譽而產生之任何減值已計入損益表。本集團自二零零一年一月一日起並無進行任何收購。

(d) 收入確認

合約收入確認之會計政策載於附註2(i)。

貨品銷售收入於擁有權之風險及回報轉讓予買方時確認，一般與貨品傳送至客戶及所有權轉讓時間一致。

經營租約租金收入乃按租約期以直線法確認。

出售已落成物業收入於物業所有權轉讓予買方時確認。

出售買賣證券收入於買賣證券所有權轉讓予買方時確認。

利息收入根據未償還之本金及適用之利率按時間比例確認。

股息收入於建立收取款項權利時確認。

2. Principal accounting policies (cont'd)

(c) Goodwill/negative goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

Goodwill on acquisitions that occurred prior to 1 January 2001 was eliminated against reserves. Any impairment arising on such goodwill was accounted for in the profit and loss account. The Group has no acquisitions since 1 January 2001.

(d) Revenue recognition

The accounting policy for contract revenue recognition is set out in Note 2(i).

Revenue from the sales of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Operating lease rental income is recognised on a straight-line basis over the lease period.

Income arising from sale of completed properties is recognised when title to the properties has passed to the purchaser.

Income on sale of trading securities is recognised when title to the trading securities has passed to the purchaser.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Dividend income is recognised when the right to receive payment is established.

2. 主要會計政策（續）

(e) 固定資產

(i) 投資物業

投資物業乃所持土地及樓宇之權益，而該等土地及樓宇之建築及發展工程已完竣，並持作投資用途，任何租金收入均按公平原則磋商。

投資物業乃按獨立估值師每年釐定之公開市值列賬。估值是以有關個別物業之公開市值為計算基準，而土地及樓宇則不設分開列值，所得估值乃反映於年度賬目內。增值部份撥入投資物業重估儲備；減值部份首先以整個物業投資組合為基礎與先前增值之部份對銷，其後則從經營溢利中支銷。其後如有任何增值將以先前扣減之金額為限撥入經營溢利。

在出售投資物業時，先前重估有關之已變現部份，自投資物業重估儲備撥入損益表。

(ii) 其他物業

其他物業指非投資物業及發展中物業之土地及樓宇權益，並以成本值減累計折舊及累計減值虧損列賬。

2. Principal accounting policies (cont'd)

(e) Fixed assets

(i) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at open market value determined annually by independent valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(ii) Other properties

Other properties are interests in land and buildings other than investment properties and properties under development and are stated at cost less accumulated depreciation and accumulated impairment losses.

2. 主要會計政策(續)

(e) 固定資產(續)

(iii) 其他固定資產

其他固定資產包括租賃物業裝修、廠房及機器、傢俬、裝置及設備及汽車,乃按成本值減累計折舊及累計減值虧損列賬。

(iv) 折舊

根據有效期二十年或以下之租約持有之投資物業乃按租約之尚餘年期折舊。

租賃土地乃按租約剩餘之年期攤銷。其他固定資產乃按直線法於其估計可使用年期內,以適當折舊率將其成本值減累計減值虧損撇銷。基本年率如下:

租賃土地	按租約尚餘年期
樓宇	2% - 5%
租賃物業裝修	按租約尚餘年期
廠房及機器	5% - 50%
傢俬、裝置及設備	10% - 25%
汽車	20% - 30%

將固定資產重修至其正常運作狀態之重大支出於損益表中扣除。資產改良支出乃資本化,並按其預計可用年期折舊。

2. Principal accounting policies (cont'd)

(e) Fixed assets (cont'd)

(iii) Other fixed assets

Other fixed assets, comprising leasehold improvements, plant and machinery, furniture, fixtures and equipment, and motor vehicles are stated at cost less accumulated depreciation and accumulated impairment losses.

(iv) Depreciation

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining portion of the leases.

Leasehold land is amortised over the remaining period of the lease. Other fixed assets are depreciated at rates sufficient to write off their cost less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Leasehold land	Over the remaining period of the lease
Buildings	2% – 5%
Leasehold improvements	Over the remaining period of the lease
Plant and machinery	5% – 50%
Furniture, fixtures and equipment	10% – 25%
Motor vehicles	20% – 30%

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over expected useful lives.

2. 主要會計政策(續)

(e) 固定資產(續)

(v) 減值/銷售之收益或虧損

本集團於每個結算日均會透過其內部及外界資料,以評估固定資產有否任何跡象顯示出現減值。倘有跡象顯示出現減值,則對資產之可收回價值作出評估,及(如適用)將其資產減至其可收回價值。減值虧損將於損益表中確認,除非該資產乃以估值列賬,而減值虧損並無超過該資產之重估盈餘,在此情況下,減值虧損則列作重估減值。

除投資物業外,出售固定資產之損益乃出售有關資產所得款項淨額與有關資產賬面值之差額,並於損益表內予以確認。任何仍屬於被出售的資產之重估儲備餘額乃轉撥至保留盈利(累計虧損),並列作儲備變動。

(f) 證券投資

(i) 非買賣證券

持有作非買賣用途之投資乃按公平值列賬,個別證券之公平價值之變動乃計入投資重估儲備或於投資重估儲備中扣除,直至出售該等證券或確定該等證券出現減值為止。於出售後,累計收益或虧損(即有關證券之銷售所得款項淨額與其面值兩者之差額)以及轉撥自投資重估儲備之任何盈餘/虧絀乃於損益表處理。

倘有客觀證據顯示個別投資出現減值,則記錄於重估儲備之累計虧損將轉撥往損益表。

2. Principal accounting policies (cont'd)

(e) Fixed assets (cont'd)

(v) Impairment/gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings (accumulated losses) and is shown as a movement in reserves.

(f) Investments in securities

(i) Non-trading securities

Investments which are held for non-trading purpose are stated at fair value. Changes in the fair value of the individual securities are credited or debited to the investment revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amounts of the relevant security, together with any surplus/deficit transferred from the investment revaluation reserve, is dealt with in the profit and loss account

Where there is objective evidence that individual investments are impaired the cumulative loss recorded in the revaluation reserve is taken to the profit and loss account.

2. 主要會計政策(續)

(f) 證券投資(續)

(ii) 買賣證券

買賣證券乃按公平值列賬。於各結算日,買賣證券之公平值變動引致之未變現盈虧淨額均在損益表中確認。出售買賣證券之溢利或虧損,指出售所得款項淨額與賬面值之差額,在產生時於損益表中確認。

(g) 存貨

(i) 製造及貿易

存貨乃按成本及可變現淨值兩者中之較低者列賬。成本按先入先出成本法計算,包括原料、直接勞工及應佔之生產成本。可變現淨值乃以預期出售所得款項減估計銷售費用基準計算。

(ii) 發展中物業、持作出售之物業或土地

發展中物業指在建土地及樓宇。發展中物業及持作出售物業或土地乃按成本值及可變現淨值之較低者列賬。成本包括原土地收購成本、土地使用權成本、所產生建築開支及該等物業之其他直接開發成本,包括利息及有關出售物業之其他開支。可變現淨值由董事按個別物業之現行市場價格估計,扣除預期出售時涉及之任何其他費用。

(h) 貿易及其他應收款項

貿易及其他應收賬款如被視為呆壞賬則會作出撥備。資產負債表內之貿易及其他應收款項為扣除上述撥備之淨額。

(i) 在建工程合約

倘建築合約成果不能可靠地估計,則合約收入只會根據有可能收回之已發生合約成本記賬。合約成本乃於產生時確認。

2. Principal accounting policies (cont'd)

(f) Investments in securities (cont'd)

(ii) Trading securities

Trading securities are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities are recognised in the profit and loss account. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(g) Inventories

(i) Manufacturing and trading

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the first-in, first-out basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sale proceeds less estimated selling expenses.

(ii) Properties under development, properties or land held for sale

Properties under development represent interests in land and buildings under construction. Properties under development and properties or land held for sale are carried at the lower of cost and net realisable value. Cost comprises original land acquisition costs, costs of land use rights, construction expenditures incurred and other direct development costs attributable to such properties, including interest and other expenses relating to sale of the properties. Net realisable value is estimated by the directors based on prevailing market prices, on an individual property basis, less any further costs expected to be incurred on disposal.

(h) Trade and other receivables

Provision is made against trade and other receivables to the extent which they are considered to be doubtful. Trade and other receivables in the balance sheet are stated net of such provision.

(i) Construction contracts in progress

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that it is probable to be recoverable. Contract costs are recognised when incurred.

2. 主要會計政策（續）

(i) 在建工程合約（續）

倘建築合約成果能可靠地估計，合約收入及合約成本將按合約期間分別確認為收入及開支。本集團採用完成百份比法為基準確定在某期間須記賬之收入及成本之適當金額，完成階段乃參照已發生之合約成本相對合約之估計總成本百份比。如合約總成本超逾合約總收益，則預期虧損將即時確認為開支。

已發生之成本總額及於每份合約中確認之溢利／虧損與直至年結日之進度賬款作比較。如已發生之成本及已確認溢利（減已確認虧損）超逾進度賬款，則結餘將於流動資產下列作應收客戶之合約工程總額。如進度賬款超逾已發生成本加已確認溢利（減已確認虧損），則結餘將於流動負債下列作應付客戶之合約工程總額。

(j) 現金及現金等值項目

就現金流量表而言，現金及現金等值項目包括手頭現金、銀行通知存款、於投資日起計三個月內或以下到期之現金投資、銀行透支及信託收據銀行借款。

(k) 撥備

當本集團因過往事件須承擔現有之法律或推定責任，而在履行責任時有可能令到資源流出，同時責任金額能夠可靠地作出估計時，則會確認為撥備。當本集團預計撥備可獲償付，如根據保險合約獲償付，則將償付金確認為一項獨立資產，惟只能在償付金可實質確定時確認。

2. Principal accounting policies (cont'd)

(i) Construction contracts in progress (cont'd)

When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs are recognised over the period of the contract, respectively, as revenues and expenses. The Group uses the percentage of completion method to determine the appropriate amount of revenue and costs to be recognised in a given period; the stage of completion is measured by reference to the percentage of contract costs incurred to date to total estimated contract costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

The aggregate of the costs incurred and the profit/loss recognised on each contract is compared against the progress billings up to the year end. Where costs incurred and recognised profits (less recognised losses) exceed progress billings, the balance is shown as gross amounts due from customers for contract work, under current assets. Where progress billings exceed costs incurred plus recognised profits (less recognised losses), the balance is shown as gross amounts due to customers for contract work, under current liabilities.

(j) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment, bank overdrafts and trust receipt bank loans.

(k) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2. 主要會計政策（續）

(l) 遞延稅項

遞延稅項乃因應就課稅而計算之盈利與賬目所示之盈利二者間之時差，若預期將於可預見將來支付或收回之負債或資產，即以負債法撥備。

(m) 或然負債及或然資產

或然負債指因為過往事件而可能引起之承擔，其存在只能就一宗或多宗事件會否發生才能確認，而本集團並不能完全控制這些未來事件會否實現。或然負債亦可能是因為過往事件引致之現有承擔，但由於不大可能有經濟資源流出，或承擔金額未能可靠衡量而未有記賬。

或然負債不會確認，但會在賬目附註中披露。假若資源流出之可能性改變導致可能出現資源流出，則會確認撥備。

或然資產指因為過往事件而可能產生之資產，其存在只能就一宗或多宗事件會否發生才能確認，而本集團並不能完全控制這些未來事件會否實現。

或然資產不會確認，但會於經濟收益很有可能流入時在賬目附註中披露。若實質確定有收益流入，則確認為資產。

(n) 僱員福利

(i) *僱員應享假期*

僱員在年假及長期服務休假之權利在僱員應享有時確認，並會因應僱員於截至結算日止期間提供服務而應享之年假及長期服務休假之估計負債而作撥備。

僱員應享之病假及產假或陪妻分娩假，直至僱員休假時方會確認。

2. Principal accounting policies (cont'd)

(l) Deferred taxation

Deferred taxation is provided under the liability method in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(m) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(n) Employee benefits

(i) *Employee leave entitlements*

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

2. 主要會計政策(續)

(n) 僱員福利(續)

(ii) 退休金責任

本集團參與多個定額供款退休金計劃,計劃之資產一般由獨立管理之基金持有。退休金計劃一般由僱員及有關集團公司供款。

(o) 租賃資產

(i) 融資租賃

融資租賃是指將擁有資產之風險及回報基本上全部轉讓予本集團之租賃。融資租賃在開始時按租賃資產之公平值或最低租賃付款之現值(以較低者為準)予以資本化。每期租金均分攤為資本性支出及財務費用,以達到資本結欠比率常數比率。相應租賃承擔在扣除財務費用後計入負債內。財務費用於租約期內在損益表中支銷。

以融資租賃持有之資產按資產之估計可用年限或租約期(以較短者為準)計算折舊。

(ii) 經營租賃

經營租賃是指擁有資產之風險及回報基本上全部由出租公司保留之租賃。根據經營租賃作出之付款,在扣除自出租公司收取之任何獎勵金後,於租賃期內以直線法在損益表中支銷。

2. Principal accounting policies (cont'd)

(n) Employee benefits (cont'd)

(ii) Pension obligations

The Group participates in a number of defined contribution pension plans, the assets of which are generally held in separate trustee — administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies.

(o) Assets under leases

(i) Finance leases

Leases where substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum leases payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

2. 主要會計政策(續)

(p) 借貸成本

凡直接與購置、興建或生產某項資產(該資產必須經過頗長時間籌備以作預定用途或出售)有關之借貸成本,均資本化為資產之部份成本。

所有其他借貸成本均於發生年度內在損益表支銷。

(q) 外幣換算

以外幣進行之交易,均按交易當日之滙率換算。於結算日以外幣顯示之貨幣資產與負債則按結算日之滙率換算。由此產生之滙兑差額均計入損益表。

附屬公司以外幣顯示之資產負債表均按結算日之滙率換算,而損益表則按平均滙率換算。由此產生之滙兑差額作為儲備變動入賬。

(r) 分類報告

按照本集團之內部財務報告,本集團已決定將業務分類作為主要報告形式,而地區分類則以次要報告形式呈列。

未分配成本意指企業整體性開支。分類資產主要包括固定資產、證券投資、存貨、應收款項及營運現金。分類負債指營運負債,但不包括如税項及若干企業借款等項目。資本開支計有增購固定資產,包括透過收購附屬公司而添置之資產。

至於地區分類報告,銷售額乃以客戶所在國家為基準,而總資產及資本開支乃按資產所在地計算。

2. Principal accounting policies (cont'd)

(p) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(q) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(r) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, investments in securities, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

3. 營業額、收入及分類資料

本集團主要從事建築及工程合約業務、石油及化工產品、門及防火材料之製造及貿易、物業租賃、物業發展及證券投資及買賣。

3. Turnover, revenue and segment information

The Group is principally engaged in construction and engineering contracting businesses, manufacturing and trading of oil and chemical products, doors and fire proof materials, property leasing, property development and security investment and trading.

		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
(a) 營業額	(a) Turnover		
建築及工程合約	Construction and engineering contracts	250,272	252,014
製造及貿易	Manufacturing and trading	62,591	50,598
物業租賃	Property leasing	10,472	12,083
物業發展	Property development	7,421	—
證券投資及買賣	Security investment and trading	1,412	885
		332,168	315,580
(b) 其他收入	(b) Other revenues		
居間控股公司之利息收入	Interest income from intermediate holding company	—	2,451
銀行存款之利息收入	Interest income from bank deposits	6,041	14,809
貸款予第三方之利息收入	Interest income from loans to third parties	—	1,166
因法庭判決有利本集團而來自第三方之利息收入	Interest income from third parties resulted from a court judgement in favour of the Group	—	6,083
其他	Others	2,714	2,372
		8,755	26,881
總收入	Total revenue	340,923	342,461

3. 營業額、收入及分類資料(續)

(c) 主要報告方式—業務分類

根據本集團之內部財務報告方式，本集團已決定以業務分類作為主要報告方式。因此，本集團已將其業務分為以下類別：

建築及工程合約：	設計及安裝玻璃幕牆及鋁窗、機電工程施工及其他合約業務。
製造及貿易：	石油及化工產品、木門及防火材料製造及貿易。
物業租賃：	從出租物業賺取租金收入，並自物業升值中獲取收益。
物業發展：	發展住宅及商業物業。
證券投資及買賣：	買賣及投資證券。

業務單位間之銷售乃按當時市價計算。

3. Turnover, revenue and segment information (cont'd)

(c) Primary reporting format — business segments

In accordance with the Group's internal financial reporting, the Group has determined that business segments are presented as the primary reporting format. Accordingly, the Group has categorised its businesses into the following segments:

Construction and engineering contracts:	Design and installation of curtain walls and aluminium windows, as well as construction work related to electrical and mechanical engineering and other contracting businesses.
Manufacturing and trading:	Manufacturing and trading of oil and chemical products, doors and fire proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development:	Development of residential and commercial properties.
Security investment and trading:	Trading and investment of securities.

Inter-segment sales are charged at prevailing market prices.

3. 營業額、收入及分類資料(續)

(c) 主要報告方式—業務分類(續)

分類營業額及業績

3. Turnover, revenue and segment information (cont'd)

(c) Primary reporting format — business segments (cont'd)

Segment turnover and results

		建築及工程合約 Construction and engineering contracts		製造及貿易 Manufacturing and trading		物業租賃 Property leasing		物業發展 Property development		證券投資及買賣 Security investment and trading		抵銷項目 Elimination		總額 Total	
		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
收入	Revenue														
外部客戶銷售	Sales to external customers	250,272	252,014	62,591	50,598	10,472	12,083	7,421	–	1,412	885	–	–	332,168	315,580
業務單位間之銷售	Inter-segment sales	–	–	19,516	–	–	–	–	–	–	–	(19,516)	–	–	–
		250,272	252,014	82,107	50,598	10,472	12,083	7,421	–	1,412	885	(19,516)	–	332,168	315,580
業績	Result														
分類業績	Segment result	(91,845)	(160,916)	(7,125)	(6,573)	(19,355)	(41,945)	8,674	(126)	2,590	(138,367)	–	–	(107,061)	(347,927)
未分配之企業開支淨額	Unallocated corporate expenses, net													(21,461)	(26,145)
經營虧損	Operating loss													(128,522)	(374,072)
財務成本	Finance costs													(7,703)	(8,731)
稅項	Taxation													(363)	(13,944)
少數股東權益	Minority interests													(266)	23,013
股東應佔虧損	Loss attributable to shareholders													(136,854)	(373,734)

3. 營業額、收入及分類資料(續)

(c) 主要報告方式－業務分類(續)

分類資產負債表及其他分類資料

3. Turnover, revenue and segment information (cont'd)

(c) Primary reporting format – business segments (cont'd)

Segment balance sheet and other segment information

		建築及工程合約 Construction and engineering contracts		製造及貿易 Manufacturing and trading		物業租賃 Property leasing		物業發展 Property development		證券投資及買賣 Security investment and trading		總額 Total	
		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
分類資產負債表	**Segment balance sheet**												
分類資產	Segment assets	146,763	208,415	25,514	50,407	217,542	243,462	226,073	237,867	43,468	69,093	659,360	809,244
未分配之企業資產	Unallocated corporate assets											280,604	377,412
總資產	Total assets											939,964	1,186,656
分類負債	Segment liabilities	167,065	165,357	10,938	10,961	6,249	4,057	34,315	66,080	1	8	218,568	246,463
未分配之企業負債	Unallocated corporate liabilities											188,266	268,058
總負債	Total liabilities											406,834	514,521
其他資料	**Other information**												
年內產生之資本開支	Capital expenditure incurred during the year	503	2,579	938	2,241	56	–	63	4	–	–		
折舊	Depreciation	2,026	3,161	2,006	2,054	246	–	–	145	3	1		
於損益表中確認之減值虧損	Impairment loss recognised in the profit and loss account	8,349	6,327	–	6,209	–	–	–	–	–	–		
直接計入股本權益之減值虧損	Impairment loss recognised directly charged to equity	–	–	–	–	–	–	–	–	360	–		
折舊以外之非現金開支／(收入)	Non-cash expenses/(income) other than depreciation	10,575	58,745	570	6,209	27,468	37,523	–	–	(1,319)	139,034		

3. 營業額、收入及分類資料(續)

(d) 次要報告方式 — 地區分類

本集團業務遍佈全球,但主要於四個經濟地區經營業務。除少部份收入來自澳洲及其他東南亞國家外,香港及澳門、及中華人民共和國(除香港及澳門以外)(「中國」)為本集團所有業務之主要市場。

本集團之業務主要於四個地區經營:

香港及澳門: 建築及工程合約、製造及貿易、物業租賃及證券投資及買賣

中國: 建築及工程合約、製造及貿易及物業發展

澳洲: 物業發展

東南亞國家: 製造及貿易

於呈列地區分類之資料時,分類收益乃按客戶之地區位置為計算基準。分類資產及資本開支則按資產之地區位置為計算基準。

3. Turnover, revenue and segment information *(cont'd)*

(d) Secondary reporting format — geographical segments

The Group's business is managed on a worldwide basis, but it participates in four principal economic environments. Hong Kong and Macau, and the People's Republic of China (other than Hong Kong and Macau) and (the "PRC") are the major markets for all the Group's businesses, except that a small portion of its income is derived from Australia and other Southeast Asian countries.

The Group's business segments operate in four main geographical areas:

Hong Kong and Macau: construction and engineering contracts, manufacturing and trading, property leasing and security investment and trading

The PRC: construction and engineering contracts, manufacturing and trading and property development

Australia: property development

Southeast Asian countries: manufacturing and trading

In presenting information on the basis of geographical segments, segment revenues are based on the geographical locations of the customers. Segment assets and capital expenditures are based on geographical locations of the assets.

	香港及澳門 Hong Kong and Macau		中國 The PRC		澳洲 Australia		東南亞國家 Southeast Asian countries		總額 Total	
	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
對外銷售 External sales	193,797	142,401	130,530	173,179	7,421	–	420	–	332,168	315,580
分類資產 Segment assets	376,425	432,227	275,510	370,031	7,425	6,986	–	–	659,360	809,244
資本開支 Capital expenditure	802	6,009	994	2,977	–	–	–	–	1,796	8,986

4. 經營虧損

經營虧損經扣除／(計入)以下各項列賬：

4. Operating loss

Operating loss is stated after charging/(crediting) the following:

		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
投資物業之租金及管理費收入總額	Gross rental and management fee income from investment properties	(10,472)	(12,083)
減：開支	*Less:* Outgoings	1,964	1,823
		(8,508)	(10,260)
售出存貨成本	Cost of inventories sold	38,743	28,386
退休金計劃供款，扣除已沒收供款	Pension scheme contributions, net of forfeited contributions	1,358	1,923
以下項目之經營租賃	Operating leases in respect of		
土地及樓宇	Land and buildings	4,751	3,806
廠房及機器	Plant and machinery	—	221
		4,751	4,027
減：撥充發展中物業之金額	*Less:* Amount capitalised in properties under development	(241)	(221)
		4,510	3,806
核數師酬金	Auditors' remuneration	2,200	3,067
滙兌收益淨額	Exchange gain, net	(3,413)	(594)
出售固定資產(收益)／虧損	(Gain)/loss on disposal of fixed assets	(959)	100
固定資產之減值虧損	Impairment loss of fixed assets	9,394	7,543
折舊	Depreciation on		
自置固定資產	Owned fixed assets	4,703	6,477
租賃固定資產	Leased fixed assets	143	103
		4,846	6,580
減：撥充發展中物業之金額	*Less:* Amount capitalised in properties under development	(146)	(145)
		4,700	6,435

4. 經營虧損(續) 4. Operating loss (cont'd)

		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
員工成本(不包括董事酬金,*見附註10*)	Staff cost (excluding directors' emoluments, *see Note 10*)	57,059	66,054
陳舊存貨及可變現淨值撥備	Provision for inventory obsolescence and net realisable value	1,171	5,236
呆壞賬撥備(不包括一項其他應收賬款)	Provision for bad and doubtful debts (excluding a sundry debtor)	7,031	47,744
應收客戶之合約工程總額之撥備	Provision for gross amounts due from customers for contract work	347	11,935
不可收回之銀行存款撥備(*見附註21(a)*)	Provision for irrecoverable bank deposits (*see Note 21(a)*)	4,700	—
重估買賣證券之未變現收益	Unrealised gain on revaluation of trading securities	(1,319)	(1,011)

5. 財務成本 5. Finance costs

		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
銀行借款及透支	Bank loans and overdrafts		
須於五年內悉數償還	Wholly repayable within five years	9,450	14,016
毋須於五年內悉數償還	Not wholly repayable within five years	126	344
少數投資者借款	Loans from minority investors		
須於五年內悉數償還	Wholly repayable within five years	40	—
融資租賃	Finance leases	25	31
		9,641	14,391
減:撥充發展中物業之借款成本(a)	*Less:* Borrowing costs capitalised in properties under development (a)	(1,938)	(5,660)
		7,703	8,731

(a) 借款成本按年利率5.04%至6.44%(二零零一年:5.17%至9.61%)撥充資本。

(a) Borrowing costs were capitalised at rates ranging from 5.04% to 6.44% (2001: 5.17% to 9.61%) per annum.

6. 稅項

由於本集團本年度並無估計應課稅溢利，故並無任何香港利得稅撥備(二零零一年：無)。海外溢利之稅項乃以本年度估計應課稅溢利根據本集團經營業務所在國家之現行稅率計算。

6. Taxation

No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit for the year (2001: Nil). Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
香港利得稅	Hong Kong profits tax		
本年度撥備	Provision for the year	—	—
過往年度(超額撥備)／撥備不足	(Over-)/under-provision in prior years	(338)	544
海外稅項	Overseas taxation	1,680	13,400
遞延稅項(*見附註25*)	Deferred taxation (*see Note 25*)	(979)	—
		363	13,944

7. 股東應佔虧損

股東應佔綜合虧損包括於本公司賬目中約95,633,000港元(二零零一年：387,924,000港元)之虧損。

7. Loss attributable to shareholders

Consolidated loss attributable to shareholders includes a loss of approximately HK$95,633,000 (2001: HK$387,924,000) which has been dealt with in the accounts of the Company.

8. 股息

董事會不建議就截至二零零二年十二月三十一日止年度派發股息(二零零一年：無)。

8. Dividends

The directors do not recommend the payment of a dividend for the year ended 31 December 2002 (2001: Nil).

9. 每股虧損

每股基本虧損乃按普通股股東應佔綜合虧損約136,854,000港元(二零零一年：373,734,000港元)及年內已發行股份之加權平均數772,181,783股(二零零一年：772,181,783股)計算。

由於年內並無存在攤薄潛在股份，故並無呈列每股攤薄虧損。

9. Loss per share

Basic loss per share is calculated based on the consolidated loss attributable to ordinary shareholders of approximately HK$136,854,000 (2001: HK$373,734,000) and the weighted average number of 772,181,783 shares (2001: 772,181,783 shares) in issue during the year.

No diluted loss per share is presented as there were no dilutive potential shares in existence during the year.

10. 員工成本 / 10. Staff costs

		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
不包括董事酬金：	Excluding directors' emoluments:		
工資	Wages	54,251	64,131
未用年假	Unutilised annual leave	1,470	—
退休金成本－定額供款計劃	Pension costs — defined contribution plans	1,338	1,923
		57,059	66,054

11. 董事及高級行政人員酬金 / 11. Directors' and senior executives' emoluments

(a) 董事酬金 / (a) Directors' emoluments

年內應付本公司董事之酬金總額如下：

The aggregate amount of emoluments payable to directors of the Company during the year are as follows:

		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
執行董事	Executive directors		
袍金	Fees	200	—
薪金及津貼	Salaries and allowances	5,489	4,056
花紅	Bonus	150	351
退休金計劃供款	Pension scheme contributions	20	—
獨立非執行董事	Independent non-executive directors		
袍金	Fees	1,107	510
		6,966	4,917

年內，本集團概無向任何董事支付酬金作為加入本集團之獎勵或作為離任之補償。

During the year, no emoluments were paid by the Group to the directors as an induction to join or as compensation for loss of office.

按董事數目及酬金範圍之董事酬金分析如下：

An analysis of the emoluments of the directors by number of directors and emoluments range is as follows:

		二零零二年 2002	二零零一年 2001
零至1,000,000港元	Nil to HK$1,000,000	6	3
1,000,001港元至 1,500,000港元	HK$1,000,001 — HK$1,500,000	—	—
1,500,001港元至 2,000,000港元	HK$1,500,001 — HK$2,000,000	1	1
2,000,001港元至 2,500,000港元	HK$2,000,001 — HK$2,500,000	1	1
		8	5

11. 董事及高級行政人員酬金(續)

(b) 五名最高薪金人士

五名最高薪金人士包括兩名(二零零一年：兩名)執行董事，其酬金於上文(a)項中披露。其餘三名(二零零一年：三名)人士之酬金詳情如下：

11. Directors' and senior executives' emoluments (cont'd)

(b) Five highest-paid individuals

The five highest-paid individuals included two (2001: two) executive directors whose emoluments are disclosed in (a) above. Details of the emoluments of the other three (2001: three) individuals are as follows:

		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
薪金及津貼	Salaries and allowances	5,560	5,563
退休金計劃供款	Pension scheme contributions	321	391
		5,881	5,954

其餘三名(二零零一年：三名)最高薪金人士之酬金範圍如下：

The range of the emoluments of the other three (2001: three) highest-paid individuals is as follows:

		二零零二年 2002	二零零一年 2001
1,000,001港元至 1,500,000港元	HK$1,000,001 — HK$1,500,000	1	—
1,500,001港元至 2,000,000港元	HK$1,500,001 — HK$2,000,000	1	2
2,000,001港元至 2,500,000港元	HK$2,000,001 — HK$2,500,000	—	—
2,500,001港元至 3,000,000港元	HK$2,500,001 — HK$3,000,000	—	1
3,000,001港元或以上	HK$3,000,001 or above	1	—
		3	3

年內，本集團概無向該五名最高薪金人士支付任何酬金作為加入本集團之獎勵或作為離任之補償。

During the year, no emoluments were paid by the Group to the five highest-paid individuals as an inducement to join or as compensation for loss of office.

12. 固定資產

(a) 本集團於年內之固定資產變動如下：

12. Fixed assets

(a) The Group's movements in fixed assets during the year are as follows:

		投資物業 Investment properties 千港元 HK$'000	土地及樓宇 Land and buildings 千港元 HK$'000	租賃物業裝修 Leasehold improvements 千港元 HK$'000	廠房及機器 Plant and machinery 千港元 HK$'000	傢俬、裝置及設備 Furniture, fixtures and equipment 千港元 HK$'000	汽車 Motor vehicles 千港元 HK$'000	總額 Total 千港元 HK$'000
成本值或估值	Cost or valuation							
於二零零二年一月一日	At 1 January 2002	233,300	40,611	11,070	15,676	18,119	7,795	326,571
添置	Additions	–	–	131	239	818	608	1,796
重新分類	Reclassification	10,100	(10,100)	–	–	(409)	409	–
轉撥至投資物業之撇減	Write-down for transfer to investment properties	(1,262)	–	–	–	–	–	(1,262)
轉撥至持作出售物業	Transfer to properties held for sale	–	(5,075)	–	–	–	–	(5,075)
在建工程轉出	Transfer from construction in progress	–	–	–	20	–	–	20
重估虧絀	Revaluation deficit	(27,378)	–	–	–	–	–	(27,378)
出售	Disposals	–	(1,314)	–	(248)	(896)	(1,404)	(3,862)
滙兌調整	Exchange adjustments	–	–	–	–	–	(3)	(3)
於二零零二年十二月三十一日	At 31 December 2002	214,760	24,122	11,201	15,687	17,632	7,405	290,807
按成本值或估值之分析如下：	Analysis of cost or valuation is as follows:							
成本值	At cost	–	24,122	11,201	15,687	17,632	7,405	76,047
專業估值－二零零二年	At professional valuation — 2002	214,760	–	–	–	–	–	214,760
		214,760	24,122	11,201	15,687	17,632	7,405	290,807

12. 固定資產（續） 12. Fixed assets (cont'd)

(a) （續） (a) (cont'd)

		投資物業 Investment properties 千港元 HK$'000	土地及樓宇 Land and buildings 千港元 HK$'000	租賃物業裝修 Leasehold improvements 千港元 HK$'000	廠房及機器 Plant and machinery 千港元 HK$'000	傢俬、裝置及設備 Furniture, fixtures and equipment 千港元 HK$'000	汽車 Motor vehicles 千港元 HK$'000	總額 Total 千港元 HK$'000
累計折舊及減值虧損	Accumulated depreciation and impairment losses							
於二零零二年一月一日	At 1 January 2002	–	8,207	7,876	11,244	14,304	6,358	47,989
本年度折舊	Charge for the year	–	805	997	1,303	1,163	578	4,846
重新分類	Reclassification	1,262	(1,262)	–	–	(122)	122	–
轉撥至投資物業之撥回	Write-back for transfer to investment properties	(1,262)	–	–	–	–	–	(1,262)
轉撥至持作出售物業	Transfer to properties held for sale	–	(2,906)	–	–	–	–	(2,906)
減值虧損撇減	Write-down for impairment loss	–	7,046	351	477	1,050	470	9,394
出售	Disposals	–	(822)	–	(222)	(558)	(1,404)	(3,006)
於二零零二年十二月三十一日	At 31 December 2002	–	11,068	9,224	12,802	15,837	6,124	55,055
賬面淨值	Net book value							
於二零零二年十二月三十一日	At 31 December 2002	214,760	13,054	1,977	2,885	1,795	1,281	235,752
於二零零一年十二月三十一日	At 31 December 2001	233,300	32,404	3,194	4,432	3,815	1,437	278,582

(b) 根據融資租賃持有之固定資產賬面淨值約為211,000港元（二零零一年：240,000港元）。

(b) The net book value of fixed assets held under finance leases amounted to approximately HK$211,000 (2001: HK$240,000).

12. 固定資產(續)

(c) 投資物業以及土地及樓宇按其賬面淨值之分析如下：

12. Fixed assets (cont'd)

(c) The carrying amounts of investment properties and land and buildings are analysed as follows:

		投資物業 Investment properties		土地及樓宇 Land and buildings	
		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
位於香港	In Hong Kong				
長期租約(超過50年)	Long-term leases (over 50 years)	210,900	229,300	3,530	12,925
中期租約(10－50年)	Medium-term leases (10-50 years)	–	–	4,172	9,791
位於中國	In the PRC				
長期租約(超過50年)	Long-term leases (over 50 years)	3,860	4,000	–	619
中期租約(10－50年)	Medium-term leases (10-50 years)	–	–	5,352	7,565
位於香港及中國以外地區	Outside Hong Kong and the PRC				
永久業權	Freehold	–	–	–	1,504
		214,760	233,300	13,054	32,404

(d) 投資物業於二零零二年十二月三十一日由獨立測量師捷利行測量師有限公司按公開市值重新估值。約27,378,000港元(二零零一年：36,500,000港元)之重估虧絀已計入損益表。

(d) The investment properties were revalued at 31 December 2002 by an independent firm of surveyors, Dudley Surveyors Limited, on an open market value basis. Revaluation deficit of approximately HK$27,378,000 (2001: HK$36,500,000) has been charged to the profit and loss account.

(e) 部份投資物業以及土地及樓宇總面值約206,422,000港元(二零零一年：237,092,000港元)已抵押為本集團之銀行融資抵押品*(見附註30)*。

(e) Investment properties and land and buildings with an aggregate carrying amount of approximately HK$206,422,000 (2001: HK$237,092,000) are mortgaged as collateral for the Group's banking facilities *(see Note 30)*.

13. 於附屬公司之投資

13. Investments in subsidiaries

		本公司 Company	
		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
非上市股份－按成本值	Unlisted shares, at cost	695,296	695,296
減：減值撥備	*Less:* Provision for impairment in value	(695,296)	(695,296)
		–	–
貸款予附屬公司(a)	Loans to subsidiaries (a)	100,141	99,861
減：附屬公司之貸款撥備(a)	*Less:* Provision for loans to subsidiaries (a)	(99,802)	(87,947)
		339	11,914
應收附屬公司款項(b)	Amounts due from subsidiaries (b)	931,941	847,537
減：應收附屬公司之款項撥備(b)	*Less:* Provision for amounts due from subsidiaries (b)	(512,055)	(438,082)
		419,886	409,455
		420,225	421,369

(a) 給予附屬公司之貸款為無抵押，按商業貸款利率計算利息，並應要求償還。董事對貸予附屬公司貸款之絕大部份能否收回仍存疑，於二零零二年十二月三十一日，已就拖欠貸款作出99,802,000港元(二零零一年：87,947,000港元)之撥備。

(a) The loans to subsidiaries are unsecured, bearing interest at commercial lending rates and are repayable on demand. The directors are of the opinion that the recoverability of a significant portion of the loans to subsidiaries is in doubt. At 31 December 2002, a provision of HK$99,802,000 (2001: HK$87,947,000) was made for the outstanding loans.

(b) 應收附屬公司款項為無抵押及免息，並應要求償還。對應收附屬公司之款項之重大部份能否收回仍存疑，於二零零二年十二月三十一日，已就拖欠之應收款項作出512,055,000港元(二零零一年：438,082,000港元)之撥備。

(b) The amounts due from subsidiaries are unsecured and non-interest bearing and are repayable on demand. The directors are of the opinion that the recoverability of a substantial portion of the outstanding receivables is in doubt. At 31 December 2002, a provision of HK$512,055,000 (2001: HK$438,082,000) was made for the outstanding balances.

13. 於附屬公司之投資(續)

13. Investments in subsidiaries (cont'd)

(c) 董事認為附屬公司於二零零二年十二月三十一日之資產值並不少於其賬面值。

(c) The directors are of the opinion that the underlying values of the subsidiaries are not less than their carrying values at 31 December 2002.

(d) 以下為本公司於二零零二年十二月三十一日之主要附屬公司之名單:

(d) The following is a list of the principal subsidiaries as at 31 December 2002:

公司名稱 Name of company	註冊成立/營業地點 Place of incorporation/operations	已發行或註冊及繳足股本詳情(i) Particulars of issued or registered and paid up capital (i)	股權百分比 Percentage of equity 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由本公司持有 Indirectly held by the Company	主要業務 Principal activities
慧珠發展有限公司 Best Pearl Development Limited	香港 Hong Kong	1,000股每股面值1港元 1,000 shares of HK$1 each	100	–	100	物業投資 Property investment
爭輝有限公司 Brena Company Limited	香港 Hong Kong	500,000股每股面值1港元 500,000 shares of HK$1 each	100	–	100	提供管理服務 Provision of management services
輝中有限公司 Bright Circle Limited	香港 Hong Kong	10,000股每股面值1港元 10,000 shares of HK$1 each	100	–	100	物業投資 Property investment
瑞和建築裝飾工程有限公司 (ii) Condo Construction Engineering Co., Ltd. (ii)	中國 PRC	2,000,000美元 US$2,000,000	52	–	52	鋁窗及玻璃幕牆之安裝 Installation of aluminium window cases and curtain walls
瑞和工程有限公司 Condo Curtain Wall Company Limited	香港/香港、澳門及中國 Hong Kong/Hong Kong, Macau and PRC	750,000股每股面值1港元 750,000 shares of HK$1 each	52	–	52	玻璃幕牆及鋁窗之設計及安裝 Design and installation of curtain walls and aluminium window cases

13. 於附屬公司之投資（續） / 13. Investments in subsidiaries (cont'd)

(d) （續） / (d) (cont'd)

公司名稱 Name of company	註冊成立／營業地點 Place of incorporation/ operations	已發行或註冊及繳足股本詳情(i) Particulars of issued or registered and paid up capital (i)	股權百分比 Percentage of equity 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由本公司持有 Indirectly held by the Company	主要業務 Principal activities
瑞和工程（中國）有限公司 Condo Engineering (China) Limited	香港／中國 Hong Kong/PRC	600,000股每股面值1港元 600,000 shares of HK$1 each	52	–	52	投資控股、鋁窗及玻璃幕牆之安裝 Investment holding and installation of aluminium window cases and curtain walls
東莞百聞防火門有限公司 (iii) Dongguan Bridgman Fire Doors Limited (iii)	中國 PRC	12,062,711元人民幣 RMB12,062,711	52	–	52	製造防火門 Manufacturing of fire doors
東昌（香港）有限公司 Eastrend (Hong Kong) Limited	香港 Hong Kong	2股每股面值1港元 2 shares of HK$1 each	100	–	100	物業投資 Property investment
銀豐工程有限公司 Enful Engineering Limited	香港／香港及中國 Hong Kong/ Hong Kong and PRC	100股每股面值1港元及500,000股無投票權遞延股每股面值1港元 100 shares of HK$1 each and 500,000 non-voting deferred shares of HK$1 each	52	–	52	銷售及安裝防火材料及產品 Selling and installation of fire proof materials and products
銀豐集團有限公司 Enful Holdings Limited	英屬處女群島／香港及中國 British Virgin Islands/ Hong Kong and PRC	10,000股每股面值1美元及4股每股無投票權遞延面值1美元 10,000 shares of US$1 each and 4 non-voting deferred shares of US$1 each	52	–	52	投資控股 Investment holding
Fantasia Venture Limited	英屬處女群島／中國 British Virgin Islands/PRC	1股面值1美元 1 share of US$1	100	–	100	投資控股 Investment holding
富利暉有限公司 Full Pacific Limited	香港 Hong Kong	2股每股面值1港元 2 shares of HK$1 each	100	–	100	物業投資 Property investment

13. 於附屬公司之投資（續）

(d) （續）

13. Investments in subsidiaries (cont'd)

(d) (cont'd)

公司名稱 Name of company	註冊成立／營業地點 Place of incorporation/ operations	已發行或註冊及繳足股本詳情(i) Particulars of issued or registered and paid up capital (i)	股權百分比 Percentage of equity 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由本公司持有 Indirectly held by the Company	主要業務 Principal activities
Geraldine Profits Limited	英屬處女群島／香港 British Virgin Islands/ Hong Kong	1股面值1美元 1 share of US$1	100	–	100	證券買賣 Security Trading
鴻威置業有限公司 Great Way Properties Limited	香港／中國 Hong Kong/ PRC	2股每股面值1港元 2 shares of HK$1 each	100	–	100	物業投資 Property investment
廣州市番禺區嘉駿化工有限公司 Guangzhou Panyu City Jia Jun Chemical Company Limited	中國 PRC	500,000元人民幣 RMB500,000	100	–	100	製造石油化工產品 Manufacturing of oil and chemical products
積架發展有限公司 Jaeger Development Limited	英屬處女群島 British Virgin Islands	1股面值1美元 1 share of US$1	100	–	100	投資控股 Investment holding
積架石油化工有限公司 Jaeger Oil & Chemical Company Limited	香港 Hong Kong	10股每股面值100港元及20,000股無投票權遞延股每股面值100港元 10 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each	100	–	100	石油及化工產品製造及貿易 Manufacturing and trading of oil and chemical products
積架石油化工集團有限公司 Jaeger Oil & Chemical Holdings Limited	英屬處女群島／香港及中國 British Virgin Islands/ Hong Kong and PRC	100股每股面值1美元 100 shares of US$1 each	100	–	100	投資控股 Investment holding
Jaeger Trading (Overseas) Limited	尼維斯群島 Island of Nevis	2股每股面值1愛爾蘭元 2 shares of IR£1 each	100	–	100	提供代理及顧問服務 Provision of agency and consultancy services

13. 於附屬公司之投資（續） 13. Investments in subsidiaries (cont'd)

(d) （續） (d) (cont'd)

公司名稱 Name of company	註冊成立／營業地點 Place of incorporation/ operations	已發行或註冊及繳足股本詳情(i) Particulars of issued or registered and paid up capital (i)	股權百分比 Percentage of equity: 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由本公司持有 Indirectly held by the Company	主要業務 Principal activities
金文實業有限公司 Karman Industries Limited	香港 Hong Kong	1,000股每股面值1港元 1,000 shares of HK$1 each	100	–	100	證券買賣 Securities trading
景禮發展有限公司 King Life Development Limited	香港 Hong Kong	1,000股每股面值1港元 1,000 shares of HK$1 each	100	–	100	為其他集團公司提供融資服務 Provision of financing for other group companies
凌駿有限公司 Linkcheer Limited	香港 Hong Kong	2股每股面值1港元 2 shares of HK$1 each	100	–	100	物業投資 Property investment
ONFEM Finance Limited	英屬處女群島／香港 British Virgin Islands/ Hong Kong	1,000股每股面值1美元 1,000 shares of US$1 each	100	100	–	為其他集團公司提供融資服務 Provision of financing for other group companies
ONFEM Investments Limited	英屬處女群島／香港 British Virgin Islands/ Hong Kong	100股每股面值10美元 100 shares of US$10 each	100	100	–	投資控股 Investment holding
Pedviking Pty. Limited	澳洲 Australia	250股每股面值1澳元 250 shares of A$1 each	100	–	100	物業發展 Property development
多利加建設工程有限公司 Polycrown Construction Engineering Limited	中國 PRC	5,000,000美元 US$5,000,000	51	–	51	電機及機械工程業務 Electrical and mechanical engineering works

13. 於附屬公司之投資(續)

(d) (續)

13. Investments in subsidiaries (cont'd)

(d) (cont'd)

公司名稱 Name of company	註冊成立／營業地點 Place of incorporation/operations	已發行或註冊及繳足股本詳情(i) Particulars of issued or registered and paid up capital (i)	股權百分比 Percentage of equity 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由本公司持有 Indirectly held by the Company	主要業務 Principal activities
多利加工程(集團)有限公司 Polycrown Engineering (Holdings) Limited	英屬處女群島／香港及中國 British Virgin Islands/Hong Kong and PRC	100股每股面值1美元 100 shares of US$1 each	51	–	51	投資控股 Investment holding
多利加工程有限公司 Polycrown Engineering Limited	香港 Hong Kong	1,000,000股每股面值0.01港元及1,000,000股無投票權遞延股每股面值1港元 1,000,000 shares of $0.01 each and 1,000,000 non-voting deferred shares of $1 each	51	–	51	電機及機械工程業務 Electrical and mechanical engineering works
Polycrown International Engineering Limited Inc.	巴拿馬共和國 Republic of Panama	500股每股面值1美元 500 shares of US$1 each	51	–	51	貿易、市場推廣及設計 Trading, marketing and design
緯利有限公司 Rich Reward Limited	薩摩亞／挪威 Samoa/Norway	1股面值1美元 1 share of US$1	100	–	100	投資控股 Investment holding
上海金橋瑞和裝飾工程有限公司(iv) Shanghai Jin Qiao Condo Decoration Engineering Company Limited (iv)	中國 PRC	2,040,000美元 US$2,040,000	47	–	47	鋁窗及玻璃幕牆貿易及安裝 Trading and installation of aluminium window cases and curtain walls
天業管理有限公司 Tinnex Management Limited	香港 Hong Kong	2股每股面值1港元 2 shares of HK$1 each	100	–	100	物業管理 Property management
溢成置業有限公司 Top Gain Properties Limited	香港／中國 Hong Kong/PRC	2股每股面值1港元 2 shares of HK$1 each	100	–	100	物業投資 Property investment

13. 於附屬公司之投資（續）

(d) （續）

13. Investments in subsidiaries (cont'd)

(d) (cont'd)

公司名稱 Name of company	註冊成立／營業地點 Place of incorporation/ operations	已發行或註冊及繳足股本詳情(i) Particulars of issued or registered and paid up capital (i)	股權百分比 Percentage of equity 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由本公司持有 Indirectly held by the Company	主要業務 Principal activities
Virtyre Limited	香港 Hong Kong	2股每股面值10港元 2 shares of HK$10 each	100	—	100	物業投資 Property investment
Wellstep Management Limited	英屬處女群島／香港 British Virgin Islands/Hong Kong	30,000股 每股面值1美元 30,000 shares of US$1 each	52	—	52	投資控股 Investment holding
燊利有限公司 Wilson Murray Far East Limited	香港 Hong Kong	100股 每股面值10港元 100 shares of HK$10 each	100	—	100	證券買賣 Securities trading
珠海東方海天置業有限公司(v) Zhuhai (Oriental) Blue Horrison Properties Company Limited (v)	中國 PRC	44,000,000元人民幣 RMB44,000,000	80	—	80	物業發展 Property development

(i) 除另有指明外，所持有之股份類別均屬普通股。截至二零零二年十二月三十一日止年度內任何時間，各附屬公司概無發行任何借貸股本。

(i) The class of shares held is ordinary unless otherwise stated. None of the subsidiaries had any loan capital in issue at any time during the year ended 31 December 2002.

13. 於附屬公司之投資（續）

(d) （續）

(ii) 瑞和建築裝飾工程有限公司（「瑞和建築」）乃一間於中國設立之中外合作合營公司，營運期為期30年，直至二零二七年為止。根據合營協議之條款，本集團將每年支付中方合營者固定金額300,000元人民幣。本集團有權分享向中方合營者作出分派後瑞和建築之所有溢利／虧損。於合營期完結時，瑞和建築之資產分派方法將由合營雙方商討作出。

(iii) 東莞百聞防火門有限公司（「東莞百聞」）乃一間於中國成立之中外合資合營企業，營運期為期12年，直至二零零五年為止。根據合營協議之條款，本集團承諾每年支付中方合營者固定金額60,000元人民幣。本集團有權分享向中方合營者作出分派後東莞百聞之所有溢利／虧損。

(iv) 上海金橋瑞和裝飾工程有限公司乃一間在中國成立之中外合作合營企業，營運期為期15年，直至二零零八年為止。

(v) 珠海東方海天置業有限公司為於中國成立之中外合資合營公司，營運期為期8年，直至二零零七年為止。

(e) 本公司已承諾繼續對若干出現負債淨額之附屬公司日後營運提供資助。

13. Investments in subsidiaries (cont'd)

(d) (cont'd)

(ii) Condo Construction Engineering Co., Ltd. ("Condo Construction") is a Sino-foreign cooperative joint venture established in the PRC with an operating period of 30 years extending to 2027. Pursuant to the terms as stipulated in the joint venture agreement, the Group will pay a fixed annual guaranteed distribution of RMB300,000 to the Chinese joint venture partner. The Group is entitled to share all the profits/losses of Condo Construction after the distribution to the Chinese joint venture partner. The method of distribution of the assets of Condo Construction at the end of the joint venture period is subject to the negotiation between both joint venture partners.

(iii) Dongguan Bridgman Fire Doors Limited ("Dongguan Bridgman") is a Sino-foreign equity joint venture established in the PRC with an operating period of 12 years extending to 2005. Pursuant to the terms as stipulated in the joint venture agreement, the Group will pay a fixed annual guaranteed distribution of RMB60,000 to the Chinese joint venture partner. The Group is entitled to share all the profit/loss of Dongguan Bridgman after the distribution to the Chinese joint venture partner.

(iv) Shanghai Jin Qiao Condo Decoration Engineering Company Limited is a Sino-foreign cooperative joint venture established in the PRC with an operating period of 15 years extending to 2008.

(v) Zhuhai (Oriental) Blue Horrison Properties Company Limited is a Sino-foreign equity joint venture established in the PRC with an operating period of 8 years extending to 2007.

(e) The Company has undertaken to provide continuing support to finance the future operations of certain subsidiaries.

14. 非買賣證券　14. Non-trading securities

		本集團 Group	
		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
股本證券：	Equity securities:		
公平值	Listed, at fair value		
香港上市	In Hong Kong	16,560	22,115
海外上市	Overseas	–	12,504
		16,560	34,619
非上市證券成本值(a)	Unlisted, at cost (a)	243,600	243,600
減：減值撥備	*Less:* Provision for impairment in value	(243,600)	(243,600)
		–	–
		16,560	34,619
上市證券之公開市值	Quoted market value of listed securities	16,560	34,619

(a) 二零零二年十二月三十一日，本集團持有京域高速公路有限公司(「京域」)普通股本約15.3%(二零零一年：15.3%)。京域於英屬處女群島註冊成立。根據香港特別行政區高等法院於二零零零年六月十二日向京域主要附屬公司京冠高速公路有限公司(「京冠」)發出之清盤令，清盤人已扣留京冠之所有財務資料。董事認為，京域之原投資成本約為243,600,000港元被視為不可追回，因此已作全數撥備。

(a) As at 31 December 2002, the Group held approximately 15.3 per cent (2001: 15.3 per cent) of the common stock of Greater Beijing Region Expressways Limited ("GBRE"), a company incorporated in the British Virgin Islands. Pursuant to a winding up order issued by the High Court of Hong Kong Special Administrative Region ("HKSAR") against Greater Beijing First Expressways Limited ("GBFE"), a key principal subsidiary of GBRE, on 12 June 2000, all the financial information of GBFE was withheld by the liquidator. In the opinion of the directors, the original investment cost of GBRE of approximately HK$243,600,000 is considered not recoverable and accordingly, a full provision was made.

15. 其他資產 15. Other assets

		本集團 Group		本公司 Company	
		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
可轉讓債券	Transferrable debentures	1,492	1,492	1,492	1,492
其他	Others	834	781	—	—
		2,326	2,273	1,492	1,492

16. 存貨 16. Inventories

		本集團 Group	
		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
製造及貿易(a)	Manufacturing and trading (a)		
原料	Raw materials	7,007	12,380
在製品	Work in progress	1,052	8,675
製成品	Finished goods	9,529	12,897
		17,588	33,952
減：陳舊存貨撥備	*Less:* Provision for inventory obsolescence	(6,842)	(6,170)
		10,746	27,782
發展中物業 — 位於中國(b)	Properties under development — located in the PRC (b)	215,772	211,719
持作出售物業	Properties held for sale	2,709	6,986
持作出售機器	Machinery held for sale	4,713	4,713
減：可變現淨值撥備	*Less:* Provision for net realisable value	(4,213)	(3,714)
		500	999
		229,727	247,486

16. 存貨(續)

(a) 若干存貨乃根據信託收據貸款安排持有*(見附註30)*。

(b) 發展中物業預期於一年後收回,其他存貨均預期於一年內收回。

16. Inventories (cont'd)

(a) Certain inventories are held under trust receipt loans arrangement *(see Note 30)*.

(b) Properties under development are expected to be recovered after one year. All of the other inventories are expected to be recovered within one year.

17. 應收/應付少數投資者款項

與少數投資者之間之結餘為無抵押、免息及無固定還款期。

17. Amounts due from/to minority investors

The balances with the minority investors are unsecured, non-interest bearing and have no fixed repayment terms.

18. 貿易及其他應收款項

18. Trade and other receivables

		本集團 Group		本公司 Company	
		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
貿易及合約應收款項,淨額(a)	Trade and contract receivables, net (a)	70,986	113,207	—	
應收保固金*(見附註19)*	Retention receivables *(see Note 19)*	18,313	24,767	—	—
按金	Deposits	7,820	3,753	6,335	—
預付款項	Prepayments	1,260	918	221	83
其他	Others	4,833	7,818	484	963
		103,212	150,463	7,040	1,046

18. 貿易及其他應收款項(續)

18. Trade and other receivables (cont'd)

(a) 貿易及合約應收款項之賬齡分析如下:

(a) The aging analysis of trade and contract receivables is as follows:

		本集團 Group	
		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
0至30日	0 — 30 days	44,804	32,964
31至60日	31 — 60 days	12,435	26,630
61至90日	61 — 90 days	5,045	12,917
超過90日	Over 90 days	94,862	119,825
		157,146	192,336
減:呆壞賬撥備	*Less:* Provision for bad and doubtful debts	(86,160)	(79,129)
		70,986	113,207

本集團一般自發票日期起給予30日至60日信貸期。

The normal credit period granted by the Group is from 30 days to 60 days from the date of invoice.

19. 在建工程合約

19. Construction contracts in progress

		本集團 Group	
		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
已發生之合約成本加應佔溢利減可見將來之虧損	Contract costs incurred plus attributable profits less foreseeable losses to date	1,211,952	1,575,888
減：目前之工程進度賬款	*Less:* Progress billings to date	(1,226,244)	(1,574,225)
		(14,292)	1,663
包括於流動資產／(負債)：	Included in current assets/(liabilities) under the following captions:		
應收客戶之合約工程總額	Gross amounts due from customers for contract work	13,055	33,877
應付客戶之合約工程總額	Gross amounts due to customers for contract work	(27,347)	(32,214)
		(14,292)	1,663

於二零零二年十二月三十一日，客戶持有合約工程保固金3,488,000港元（二零零一年：無）及18,313,000港元（二零零一年：24,767,000港元）已分別計入於長期應收保固金及於附註18之本集團的應收賬款及其他應收款項。

As at 31 December 2002, retentions held by customers for contract work included in long-term retention receivables and trade and other receivables of the Group under Note 18 amounted to HK$3,488,000 (2001: Nil) and HK$18,313,000 (2001: HK$24,767,000) respectively.

20. 買賣證券 / 20. Trading securities

		本集團 Group	
		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
按公平值：	At fair value :		
香港上市之股本證券	Equity securities listed in Hong Kong	7,738	4,297
海外上市之股本證券	Equity securities listed overseas	12,905	—
非上市之投資基金	Investment fund unlisted	—	15,564
		20,643	19,861
上市證券之公開市值	Quoted market value of listed securities	20,643	4,297

21. 現金及銀行存款 / 21. Cash and bank deposits

		本集團 Group		本公司 Company	
		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
銀行存款(a)	Deposits with banks (a)	210,514	279,155	168,320	216,540
手頭現金	Cash on hand	126	305	—	—
		210,640	279,460	168,320	216,540

(a) 於二零零二年十二月三十一日，由於與一家銀行之糾紛，本公司之銀行存款約11,717,000港元(二零零一年：36,000,000港元)被該銀行凍結。董事認為，本公司可自銀行取回至少7,017,000港元。因此，就其餘額約4,700,000港元已作撥備。

(a) As at 31 December 2002, a bank deposit of the Company of approximately HK$11,717,000 (2001: HK$36,000,000) was frozen by a bank due to a dispute with the bank. The directors are of the opinion that at least approximately HK$7,017,000 will be released by the bank to the Company. As such, a provision of approximately HK$4,700,000 has been made for the remaining balance.

22. 貿易及其他應付款項

22. Trade and other payables

		本集團 Group		本公司 Company	
		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
貿易、票據及合約應付賬款(a)	Trade, bills and contract payables (a)	121,181	130,909	85	89
應付保固金	Retention payables	7,590	9,971	—	—
應付土地成本	Land cost payable	—	28,285	—	—
應計費用及應付建築成本	Accruals and payable for construction costs	33,061	31,055	3,355	2,578
撥備(b)	Provisions (b)	7,028	7,236	96,817	98,260
臨時收款	Temporary receipts	5,016	3,749	—	—
已收租金按金	Rental deposits received	1,557	922	—	—
其他	Others	15,277	9,858	—	—
		190,710	221,985	100,257	100,927

(a) 貿易、票據及合約應付賬款之賬齡分析如下：

(a) The aging analysis of trade, bills and contract payables is as follows:

		本集團 Group	
		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
0至30日	0 – 30 days	28,893	22,403
31至60日	31 – 60 days	2,085	9,089
61至90日	61 – 90 days	2,182	7,500
超過90日	Over 90 days	88,021	91,917
		121,181	130,909

22. 貿易及其他應付款項(續) 22. Trade and other payables (cont'd)

(b) 撥備 Provisions

		本集團 Group		
		合約工程之撥備 Provision in respect of contract work 千港元 HK$'000	其他 Others 千港元 HK$'000	總額 Total 千港元 HK$'000
於二零零二年一月一日	At 1 January 2002	7,028	208	7,236
減:已動用金額	*Less:* Amounts utilised	–	(208)	(208)
於二零零二年十二月三十一日	At 31 December 2002	7,028	–	7,028

合約工程撥備指承包商及其他第三者就若干合約工程向本集團提出索償之款項。

Provision in respect of contract work represents claims served against the Group by subcontractors and other third parties in respect of certain contract work.

		本公司 Company
		銀行擔保撥備 Provision for bank guarantee 千港元 HK$'000
於二零零二年一月一日	At 1 January 2002	98,260
減:未動用款項撥回	*Less:* Unused amounts reversed	(1,443)
於二零零二年十二月三十一日	At 31 December 2002	96,817

該款項指本集團就若干附屬公司所獲之銀行信貸而向多間銀行提供之企業擔保而作出之撥備。

The amount represents provisions made for corporate guarantees provided by the Company to various banks in respect of banking facilities extended to certain subsidiaries.

23. 短期借款 23. Short-term borrowings

		本集團 Group	
		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
銀行透支，有抵押	Bank overdrafts, secured	67,444	76,162
信託收據借款，有抵押	Trust receipt bank loans, secured	26,024	31,647
銀行借款，有抵押	Bank loans, secured	26,526	60,089
長期借款之即期部份 (見附註24)	Current portion of long-term borrowings (see Note 24)	11,050	36,733
少數投資者之借款(a)	Loan from a minority investor (a)	3,320	—
		134,364	204,631

(a) 該項結餘為無抵押，年息率為5.31厘，並須於下年度償還。

(a) The balance is unsecured, bearing interest at 5.31% per annum and is repayable in next year.

24. 長期借款 24. Long-term borrowings

		本集團 Group	
		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
借款(a)	Loans (a)		
無抵押	Unsecured	—	1,666
有抵押	Secured	10,881	38,191
		10,881	39,857
融資租賃之責任(b)	Obligations under finance leases (b)	227	250
		11,108	40,107
長期借款之即期部份 (見附註23)	Current portion of long-term borrowings (see Note 23)	(11,050)	(36,733)
		58	3,374

24. 長期借款(續)

本集團之長期借款分析如下：

24. Long-term borrowings (cont'd)

The analysis of the Group's long-term borrowings is as follows:

		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
銀行借款	Bank loans		
須於五年內悉數償還	Wholly repayable within five years	10,881	37,434
毋須於五年內悉數償還	Not wholly repayable within five years	—	757
		10,881	38,191
少數投資者借款及融資租賃之責任	Loans from minority investors and obligations under finance leases		
須於五年內悉數償還	Wholly repayable within five years	227	250
毋須於五年內悉數償還	Not wholly repayable within five years	—	1,666
		227	1,916
		11,108	40,107

(a) 於二零零二年十二月三十一日，本集團之銀行借款及其他借款(不包括融資租賃負債)須於以下期間償還：

(a) At 31 December 2002, the Group's bank loans and other borrowings (excluding finance lease liabilities) were repayable as follows:

		銀行貸款 Bank loans		少數投資者借款 Loans from minority investors	
		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
一年內	Within one year	10,881	36,617	—	—
第二年	In the second year	—	193	—	—
第三至第五年	In the third to fifth year	—	624	—	—
第五年後	After the fifth year	—	757	—	1,666
		10,881	38,191	—	1,666

24. 長期借款(續)

24. Long-term borrowings (cont'd)

(b) 於二零零二年十二月三十一日,本集團之融資租賃負債須於以下期間償還:

(b) At 31 December 2002, the Group's finance lease liabilities were repayable as follows:

		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
一年內	Within one year	192	136
第二至第五年	In the second to fifth year	64	159
		256	295
融資租賃之未來融資費用	Future finance charges on finance leases	(29)	(45)
融資租賃負債之現值	Present value of finance lease liabilities	227	250
融資租賃負債之現值如下:	The present value of finance lease liabilities are as follows:		
一年內	Within one year	169	116
第二至第五年	In the second to fifth year	58	134
		227	250

25. 遞延稅項資產

25. Deferred tax assets

		本集團 Group	
		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
於一月一日	At 1 January	—	—
轉自損益表(*見附註6*)	Transfer from profit and loss account *(see Note 6)*	979	—
於十二月三十一日	At 31 December	979	—
就以下項目:	*In respect of:*		
稅務虧損	Tax losses	979	—

25. 遞延稅項資產(續) / 25. Deferred tax assets (cont'd)

未於賬目作撥備之潛在遞延稅項資產包括：

Potential deferred tax assets for which no provision has been made in the accounts comprise:

		本集團 Group	
		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
加速折舊免稅額	Accelerated depreciation allowance	(205)	58
稅務虧損	Tax losses	62,311	57,454
		62,106	57,512

由於未能確定資產能否在可見將來實現，因此上述潛在遞延稅項資產／(負債)未於賬目中確認。

The above potential deferred tax assets/(liabilities) have not been recognised in the accounts as it is not certain whether the assets can be crystallised in the foreseeable future.

26. 股本 / 26. Share capital

		二零零二年 2002		二零零一年 2001	
		股數 No. of Shares ('000)	金額 Amount 千港元 HK$'000	股數 No. of Shares ('000)	金額 Amount 千港元 HK$'000
法定：	*Authorised:*				
每股面值0.1港元普通股	Ordinary shares of HK$0.1 each	2,000,000	200,000	2,000,000	200,000
已發行及繳足：	*Issued and fully paid:*				
每股面值0.1港元普通股	Ordinary shares of HK$0.1 each	772,182	77,218	772,182	77,218

27. 儲備

(a) 本集團

本年度儲備之變動列示如下：

27. Reserves

(a) Group

Movements in the reserves during the year are as follows:

		股份溢價 Share premium 千港元 HK$'000	實繳盈餘 Contributed surplus 千港元 HK$'000	資本贖回儲備 Capital redemption reserve 千港元 HK$'000	投資重估儲備 Investment revaluation reserve 千港元 HK$'000	累計虧損 Accumulated losses 千港元 HK$'000	總額 Total 千港元 HK$'000
於二零零一年一月一日	At 1 January 2001	409,738	601,574	769	(18,693)	(77,890)	915,498
換算海外附屬公司賬目所產生之匯兌差額	Exchange differences on translation of the accounts of foreign subsidiaries	–	–	–	–	(1,397)	(1,397)
先前入賬為投資重估儲備之非買賣證券減值	Impairment in value of non-trading securities previously recorded under investment revaluation reserve	–	–	–	18,693	–	18,693
一間附屬公司清盤時變現之實繳盈餘	Realisation of contributed surplus on liquidation of a subsidiary	–	(159)	–	–	–	(159)
本年度虧損	Loss for the year	–	–	–	–	(373,734)	(373,734)
於二零零一年十二月三十一日	At 31 December 2001	409,738	601,415	769	–	(453,021)	558,901
換算海外附屬公司賬目所產生之匯兌差額	Exchange differences on translation of the accounts of foreign subsidiaries	–	–	–	–	153	153
重估非買賣證券之虧絀	Deficit on revaluation of non-trading securities	–	–	–	(360)	–	(360)
本年度虧損	Loss for the year	–	–	–	–	(136,854)	(136,854)
於二零零二年十二月三十一日	At 31 December 2002	409,738	601,415	769	(360)	(589,722)	421,840

27. 儲備(續)

(b) 本公司

本年度儲備之變動列示如下：

27. Reserves (cont'd)

(b) Company

Movements in the reserves during the year are as follows:

		股份溢價 Share premium 千港元 HK$'000	實繳盈餘 Contributed surplus 千港元 HK$'000	資本贖回儲備 Capital redemption reserve 千港元 HK$'000	累計虧損 Accumulated losses 千港元 HK$'000	總計 Total 千港元 HK$'000
於二零零一年一月一日	At 1 January 2001	409,738	575,220	769	(21,333)	964,394
本年度虧損	Loss for the year	—	—	—	(387,924)	(387,924)
於二零零一年十二月三十一日	At 31 December 2001	409,738	575,220	769	(409,257)	576,470
本年度虧損	Loss for the year	—	—	—	(95,633)	(95,633)
於二零零二年十二月三十一日	At 31 December 2002	409,738	575,220	769	(504,890)	(480,837)

(c) 實繳盈餘主要指本公司於收購ONFEM Investments Limited股份之公平價值高出本公司根據一九九一年十一月十九日之股份交換協議發行新股之股份面值數額。

根據百慕達公司法規定，實繳盈餘可供分派予股東，但在下列情況下公司不能宣派或派發股息或分派實繳盈餘：(i)倘本公司現時或於作出分派後未能支付到期債務，或(ii)本公司資產之可變現價值低於其負債、已發行股本及股份溢價賬之總和。

(c) Contributed surplus mainly represents the excess of the fair value of shares in ONFEM Investments Limited acquired by the Company over the nominal value of the new shares of the Company issued pursuant to the Share Exchange Agreement dated 19 November 1991.

Under the Companies Act of Bermuda, contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if (i) it is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of its assets would thereby be less than the aggregate of its liabilities, issued share capital and share premium account.

(d) 本公司於二零零二年十二月三十一日可供分派予股東之儲備總額約為71,099,000港元(二零零一年：166,732,000港元)。

(d) At 31 December 2002, the aggregate amount of reserves available for distribution to shareholders of the Company was approximately HK$71,099,000 (2001: HK$166,732,000).

28. 退休金債務

本集團為其香港之合資格僱員運作定額供款退休金計劃及強制性公積金(「強積金」)計劃。

本集團為其聘用之若干合資格之僱員(「僱員」)提供一項定額供款退休金計劃。本集團須以僱員月薪5%之比率作為計劃之每月供款。而倘參與此定額供款計劃之僱員自加入本集團之日起計服務滿10年，則可於退休或離職時領取僱主全部供款連同應計利息；倘自加入本集團之日起計服務滿3至9年，則可領取僱主供款之30%至90%。

香港特別行政區政府於二零零零年十二月一日推出強積計劃(一項由獨立信託人管理之定額供款計劃)後，本集團於香港的各附屬公司及該等未能參與前述之退休金計劃之僱員須每月按僱員根據強積金法例定義的現金收入5%分別作出供款。香港各附屬公司及僱員之供款上限均為每月1,000港元，超過此數額之額外供款屬自願性質，並不受任何限制。強積金供款在支付予強積金計劃認可信託人後即時全數歸屬僱員所有，作為應計利益。應計利益投資所產生之投資收入或溢利(經計及該投資所產生之任何虧損後)亦即時歸屬予僱員。

本集團之供款於發生時列作開支，並以僱員在可全數獲得供款前退出計劃之沒收供款扣減。年內已動用合共519,000港元之已沒收供款(二零零一年：507,000港元)，而年終尚餘51,000港元(二零零一年：86,000港元)以減少未來供款。

本集團所有中國僱員均可享有退休保障，僱員退休金由中國政府資助之獨立管理退休計劃按月支付。個別人士之退休金乃根據該計劃之保單所指定之有關公式計算。本集團需供款予該計劃，除僱員按其基本薪金供款5%至7%外，本集團按中國僱員基本薪金供款5%至22.5%。

28. Pension obligations

The Group operates a defined contribution pension scheme and a Mandatory Provident Fund (the "MPF") for the eligible employees in Hong Kong.

A defined contribution pension scheme is provided to certain eligible employees (the "Employees") employed by the Group. The Group is required to make monthly contributions to the scheme at 5% of the employees' monthly salary. Employees under the defined contribution scheme is entitled to 100% of the employer's contributions and the accrued interest upon retirement or leaving the Group after completing ten years of service from the date of joining the Group, or at a scale of between 30% and 90% after completing three to nine years of service from the date of joining the Group.

With the introduction of the MPF, a defined contribution scheme managed by independent trustees, by the Government of the HKSAR on 1 December 2000, each of the Hong Kong subsidiaries of the Group and those employees not eligible to join the pension scheme make monthly contributions to the MPF at 5% of the employees' cash income as defined under the MPF legislation. Contributions by both of the Hong Kong subsidiaries and their employees are subject to a maximum of HK$1,000 per month and thereafter contributions are voluntary and are not subject to any limitation. The mandatory contribution under the MPF are fully and immediately vested in the employees as accrued benefits once they are paid to the approved trustees of the MPF scheme. Investment income or profit derived from the investment of accrued benefits (after taking into account any loss arising from such investment is also immediately vested in the employees.

The Group's contributions are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. Forfeited contributions totalling HK$519,000 (2001: HK$507,000) were utilised during the year leaving HK$51,000 (2001: HK$86,000) available at the year end to reduce future contributions.

All the PRC employees of the Group are entitled to a monthly pension payable by an independently managed retirement plan sponsored by the PRC government. The individual pension is calculated according to the applicable formula specified in the insurance policies of the plan. The Group is required to contribute to the plan at a rate ranging from 5% to 22.5% of the basic salary of the PRC employees in addition to contributions by employees at a rate ranging from 5% to 7% of the basic salary.

29. 綜合現金流量表附註

29. Notes to the consolidated cash flow statement

(a) 除税前虧損與經營業務所得／(動用)現金淨額之對賬

(a) Reconciliation of loss before taxation to net cash from/(used in) operations

		附註 Note	二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
除税前虧損	Loss before taxation		(136,225)	(382,803)
利息收入	Interest income		(6,041)	(24,509)
利息支出	Interest expense		7,703	8,731
折舊	Depreciation		4,846	6,580
重估投資物業虧損	Loss on revaluation of investment properties		27,378	36,500
固定資產減值虧損	Impairment loss of fixed assets		9,394	7,543
出售固定資產(收益)／虧損	(Gain)/loss on disposal of fixed assets		(959)	100
一間附屬公司清盤之收益	Gain on liquidation of a subsidiary	29(b)	—	(200)
上市投資股息收入	Dividend income from listed investments		(1,058)	(885)
非買賣證券減值撥備	Provision for impairment in value of non-trading securities		—	140,047
陳舊存貨及可變現淨值撥備	Provision for inventory obsolescence and net realizable value		1,171	5,236
持作出售土地可變現淨值撥回	Write-back of provision for net realisable value of land held for sale		—	(409)
持作出售機器可變現淨值撥備	Provision for net realisable value of machinery held for sale		—	3,714
居間控股公司貸款撥備	Provision for loan to intermediate holding company		—	23,803
呆壞賬撥備(不包括一項其他應收賬款)	Provision for bad and doubtful debts (excluding a sundry debtor)		7,031	47,744
呆壞賬撥備—一項其他應收賬款	Provision for bad and doubtful debt — a sundry debtor		—	20,000
應收客戶合約工程總額之撥備	Provision for gross amounts due from customers for contract work		347	11,935
出售買賣證券之變現收益	Realised gain on disposal of trading securities		(354)	—
重估買賣證券之未變現收益	Unrealised gain on revaluation of trading securities		(1,319)	(1,011)
中國税項撥備	Provision for PRC tax		—	5,111
營運資本變動前經營虧損	Operating loss before working capital changes		(88,086)	(92,773)
應收保固金增加	Increase in retention receivables		(3,488)	—
其他資產增加	Increase in other assets		(53)	(436)
存貨減少／(增加)	Decrease/(increase) in inventories		20,695	(51,302)
居間控股公司貸款減少	Decrease in loan to intermediate holding company		—	3,298
應收同系附屬公司之款項增加	Increase in amounts due from fellow subsidiaries		(39)	(337)
應收少數投資者款項減少	Decrease in amounts due from minority investors		5,478	2,645
貿易及其他應收款項減少	Decrease in trade and other receivables		40,220	33,540
應收／應付客戶合約工程總額減少	Decrease in gross amounts due from/to customers for contract work		15,608	75,626
已抵押存款減少／(增加)	Decrease/(increase) in pledged deposits		30,994	(14,082)
已凍結存款減少／(增加)	Decrease/(increase) in frozen deposits		28,983	(36,000)
應付居間控股公司款項減少	Decrease in amount due to intermediate holding company		(3)	(1,699)
應付少數投資者款項增加／(減少)	Increase/(decrease) in amounts due to minority investors		589	(11,277)
貿易及其他應付款項減少	Decrease in trade and other payables		(34,289)	(6,793)
其他負債增加	Increase in other liabilities		638	186
匯兑調整	Exchange adjustments		3	8
經營業務所得／(動用)現金	Cash generated from/(used in) operations		17,250	(99,396)

29. 綜合現金流量表附註(續) / 29. Notes to the consolidated cash flow statement (cont'd)

(b) 於二零零一年清盤之附屬公司 / (b) Liquidation of a subsidiary in 2001

		附註 Note	二零零一年 2001 千港元 HK$'000
已收現金代價	Cash consideration received	29(c)	–
減:出售之淨負債	Less: Net liabilities disposed of		
貿易及其他應收款項	Trade and other receivables		651
現金及銀行存款	Cash and bank deposits		62
貿易及其他應付款項	Trade and other payables		(787)
			(74)
加:少數股東權益	Add: Minority interests		(33)
變現實繳盈餘	Realisation of contributed surplus		159
			126
一間附屬公司清盤之收益	Gain on liquidation of a subsidiary	29(a)	200

(c) 有關一間附屬公司清盤之現金及銀行存款流出淨額分析 / (c) Analysis of net outflow of cash and bank deposits in respect of the liquidation of a subsidiary

		附註 Note	二零零一年 2001 千港元 HK$'000
已收現金代價淨額	Net cash consideration received	29(b)	–
出售之現金及銀行存款	Cash and bank deposits disposed		(62)
			(62)

29. 綜合現金流量表附註(續) / 29. Notes to the consolidated cash flow statement (cont'd)

(d) 年內融資變動之分析 / (d) Analysis of changes in financing during the year

		短期及長期借款* Short-term and long-term borrowings* 千港元 HK$'000	少數投資者權益 Minority interests 千港元 HK$'000
於二零零一年一月一日	At 1 January 2001	182,266	58,684
新增借款	New borrowings	57,692	—
償還借款	Repayment of borrowings	(139,762)	—
少數投資者應佔虧損	Share of loss by minority investors	—	(23,013)
一名少數投資者投入資本	Capital contribution from a minority investor	—	312
一間附屬公司清盤而引致之增加	Increase arising from liquidation of a subsidiary	—	33
於二零零一年十二月三十一日	At 31 December 2001	100,196	36,016
新增借款	New borrowings	3,416	—
償還借款	Repayment of borrowings	(61,002)	—
轉撥至應付少數投資者款項	Transfer to amounts due to minority investors	(1,656)	(2,248)
少數投資者應佔溢利	Share of profit by a minority investor	—	266
應佔換算海外附屬公司賬目之匯兌差額	Share of exchange differences on translation of the accounts of foreign subsidiaries	—	38
於二零零二年十二月三十一日	At 31 December 2002	40,954	34,072

* *上述短期及長期借款均不包括銀行透支及信託收據借款。*

* *Short-term and long-term borrowings above exclude bank overdrafts and trust receipt bank loans.*

(e) 現金及現金等值項目 / (e) Cash and cash equivalent

		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
現金及銀行存款(不包括凍結存款)	Cash and bank deposits (excluding frozen deposits)	203,623	243,460
銀行透支,有抵押	Bank overdrafts, secured	(67,444)	(76,162)
信託收據銀行借款,有抵押	Trust receipt bank loans shared, secured	(26,024)	(31,647)
		110,155	135,651

30. 銀行信貸

本集團於二零零二年十二月三十一日之銀行信貸合共約為163,823,000港元(二零零一年:292,636,000港元),而同日之未動用信貸約為9,251,000港元(二零零一年:51,434,000港元)。信貸之抵押包括:

(a) 本集團及本公司分別約101,604,000港元(二零零一年:132,598,000港元)及56,574,000港元(二零零一年:114,168,000港元)之定期存款;

(b) 賬面值合共約206,422,000港元(二零零一年:237,092,000港元)之若干投資物業、土地及樓宇;

(c) 本集團以信託收據借款安排持有之若干存貨;及

(d) 本公司及若干附屬公司所作之企業擔保。

30. Banking facilities

The Group's aggregate banking facilities as at 31 December 2002 were approximately HK$163,823,000 (2001: HK$292,636,000), of which the unused facilities as at the same date amounted to approximately HK$9,251,000 (2001: HK$51,434,000). Securities for the facilities include:

(a) fixed deposits of the Group of approximately HK$101,604,000 (2001: HK$132,598,000) and of the Company of approximately HK$56,574,000 (2001: HK$114,168,000);

(b) certain investment properties and land and buildings with an aggregate carrying amount of approximately HK$206,422,000 (2001: HK$237,092,000);

(c) certain of the Group's inventories held under trust receipt loan arrangements; and

(d) corporate guarantees given by the Company and certain of its subsidiaries.

31. 承擔

(a) 本集團於二零零二年十二月三十一日之未償付資本承擔如下:

31. Commitments

(a) Capital commitments of the Group outstanding at 31 December 2002 were as follows:

		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
已訂約但未撥備	Contracted but not provided for		
購買物業、廠房及設備	Purchase of property, plant and equipment	—	155
發展中物業	Properties under development	142,385	137,485
		142,385	137,640

於二零零二年十二月三十一日,本公司並無任何資本承擔(二零零一年:無)。

At 31 December 2002, the Company did not have any outstanding capital commitments (2001: Nil).

31. 承擔（續）

(b) 於二零零二年十二月三十一日，本集團根據不可撤回之經營租賃而於未來支付之最低租金詳情如下：

31. Commitments (cont'd)

(b) At 31 December 2002, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
應付之日後最低租金	Total future minimum lease payments payable:		
一年內	Within one year	3,182	3,410
一年後但五年內	After one year but within five years	6,149	2,123
五年後	After five years	4,587	7,720
		13,918	13,253

於二零零二年十二月三十一日，本公司並無任何經營租賃之承擔（二零零一年：無）。

At 31 December 2002, the Company did not have any operating lease commitments (2001: Nil).

(c) 本集團根據經營租賃租出投資物業，租賃期一般為一至五年，可於磋商所有條款後續約。租約概無包括或然租金。

(c) The Group leases out investment properties under operating leases which generally run for an initial period of one to five years, with an option to renew the leases when all terms are renegotiated. None of the leases includes contingent rentals.

於二零零二年十二月三十一日，本集團根據不可撤回之經營租賃而於未來收取之最低租金收入如下：

At 31 December 2002, the Group had future aggregate minimum lease receipts under non-cancellable operating leases as follows:

		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
不多於一年	Not later than one year	10,043	11,643
一年以上但於五年以內	Later than one year and not later than five years	8,786	7,244
		18,829	18,887

於二零零二年十二月三十一日，本公司概無任何租金收入之承擔（二零零一年：無）。

At 31 December 2002, the Company did not have any commitments for lease receipts (2001: Nil).

32. 或然負債

於二零零二年十二月三十一日存在之或然負債如下：

(a) 本集團就有關建築合約責任而向建築合約僱主作出之擔保約15,840,000港元（二零零一年：92,754,000港元）。

(b) 本公司就若干附屬公司所獲之銀行信貸而向多間銀行提供之企業擔保約106,900,000港元（二零零一年：255,103,000港元）。於二零零二年十二月三十一日，本公司就該等企業擔保於本公司之賬目作出撥備合共約96,817,000港元（二零零一年：98,260,000港元）*(見附註22(b))*。

(c) 本集團已承諾及履行為香港及中國多個客戶完成電機工程項目。就該等項目，本集團計有稅項債務。該等稅款可能引致日後潛在額外費用。由於無法可靠釐定額外費用（倘有），本集團並無為此作出撥備。董事會認為該事項並無對本集團造成任何財務方面的重大影響。

(d) 本集團有若干第三方就合約工程索償之尚未完結訴訟，為數合共約12,440,000港元（二零零一年：12,440,000港元），本集團並無為此作出撥備。董事會認為該事項並無對本集團造成財務方面的重大影響。

32. Contingent liabilities

At 31 December 2002, there were contingent liabilities in respect of the following:

(a) The Group provided guarantees to employers of construction contracts in respect of obligations arising from the associated construction contracts amounting to approximately HK$15,840,000 (2001: HK$92,754,000).

(b) The Company provided corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries amounting to approximately HK$106,900,000 (2001: HK$255,103,000). As at 31 December 2002, the Company had a total provision of approximately HK$96,817,000 (2001: HK$98,260,000) in respect of such corporate guarantees in the Company's accounts *(see Note 22(b))*.

(c) The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and the PRC. In respect of such projects, the Group has tax obligations which may result in potential additional charges. No provision has been made on the potential additional charges by the Group since the amount of additional charges, if any, cannot be reliably determined. The directors are of the opinion that this matter will not have any significant financial impact to the Group.

(d) The Group has certain outstanding litigations with claims made by third parties of approximately HK$12,440,000 (2001: HK$12,440,000) in aggregate in respect of certain contract works and no provision has been made by the Group. The directors are of the opinion that this matter will not have significant financial impact to the Group.

33. 關連人士交易

倘任何一方可直接或間接控制另一方或於另一方作出財務及營運決策時對其行使重大影響力，或倘雙方共同受他人控制或行使重大影響力，則雙方均被視為有關連。

33. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) 本集團與關連人士之重大交易如下：

(a) *The Group had the following material transaction with a related party:*

		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
應佔居間控股公司行政費用	Sharing of administrative costs of intermediate holding company	626	2,863

董事認為，上述與關連人士之交易均按一般商業條款訂定，並在本集團日常及一般業務過程中進行。

The directors consider that the above transaction with the related party was carried out on normal commercial terms and in the ordinary and normal course of business of the Group.

(b) 居間控股公司及同系附屬公司之結餘均為無抵押、不計息，且無固定還款期。

(b) The balances with intermediate holding company and fellow subsidiaries are unsecured, non-interest bearing and have no fixed repayment terms.

34. 貸款予附屬公司

34. Loans to subsidiaries

		本公司 Company	
		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000
貸款予附屬公司	Loans to subsidiaries	18,489	—
減：附屬公司貸款撥備	*Less:* provision for loans to subsidiaries	(13,823)	—
		4,666	—

貸予附屬公司之貸款乃無抵押，按商業借貸利率計息，並須於下一年度償還。董事對貸予附屬公司貸款之重大部份能否收回仍存疑，於二零零二年十二月三十一日，本公司對未償還貸款作出撥備13,823,000港元(二零零一年：無)。

The loans to subsidiaries are unsecured, bear interest at commercial loading rates and repayable in next year. The directors are of the opinion that the recoverability of a substantial portion of the loans to subsidiaries is in doubt. At 31 December 2002, a provision of HK$13,823,000 (2001: Nil) was made for the outstanding loan.

35. 最終控股公司

董事認為，最終控股公司為在庫克群島註冊成立之China Nonferrous Metals Holdings (Cook Islands) Limited。該公司以往由前國家有色金屬工業局（（「國家有色金屬工業局」）為一個負責監督及管理中國有色金屬行業的政府機關）擁有。根據中國國家經濟貿易委員會於二零零一年二月十九日頒佈之通知，國家有色金屬工業局在中國有色金屬行業重組過程中已被撤銷。

香港特別行政區高等法院於二零零二年五月八日頒令將中國有色金屬（香港）集團有限公司（「中國有色（香港）」）（本公司現時之居間控股公司及控股股東）清盤，並於二零零二年六月十九日頒令委任李約翰及蔣宗森為中國有色（香港）之清盤人。本公司未獲清盤人知會對本公司有重大影響之有關中國有色（香港）之任何重要發展。

36. 結算日後事項

於本報告日期，若干貿易債權人已向本公司兩間非全資擁有的附屬公司 — 瑞和工程有限公司（「瑞和工程」）及瑞和工程（中國）有限公司（「瑞和中國」）提出清盤呈請，理由為該等附屬公司無法償還其貿易債務合共約9,006,000港元，以及利息與其他費用。法院將聆訊押後至二零零三年四月二十八日。瑞和工程及瑞和中國目前準備向債權人提出重組債務計劃，並需本公司作出財務支持。

35. Ultimate holding company

The directors consider the ultimate holding company to be China Nonferrous Metals Holdings (Cook Islands) Limited, a company incorporated in the Cook Islands, which was previously ultimately held by the State Nonferrous Metals Industry Administration ("SNMIA"), a governmental organization responsible for the regulation and administration of the nonferrous metals industry in the PRC. Pursuant to a notice promulgated by the State Economic and Trade Commission of the PRC on 19 February 2001, SNMIA was removed in the course of restructuring of the nonferrous metals industry in the PRC.

The High Court of the HKSAR issued an order for the winding up of China Nonferrous Metals Group (Hong Kong) Limited ("CNMG"), an intermediate holding company and the controlling shareholder of the Company for the time being, on 8 May 2002 and ordered that John Lees and Desmond Chiang be appointed as liquidators of CNMG on 19 June 2002. The Company has not been informed by the liquidators of any material development of CNMG which may have a significant impact to the Company.

36. Subsequent events

As at the date of this report, certain trade creditors had presented winding-up petitions against two non-wholly owned subsidiaries of the Company, Condo Curtain Wall Company Limited ("CCW") and Condo Engineering (China) Limited ("CEC"), on the ground that they failed to settle their trade debts amounting to approximately HK$9,006,000, together with interest and other costs. The court adjourned the hearings to 28 April 2003. CCW and CEC are now in the process of proposing debt restructuring plans to their creditors, which require the financial support from the Company.

36. 結算日後事項(續)

本集團於二零零二年十二月三十一日為134,364,000港元之短期借款內,已包括由瑞和工程及瑞和中國所借之49,067,000港元(「銀行債務」)。基於上述之清盤呈請,瑞和工程及瑞和中國收到一名銀行債權人(「銀行債權人」)要求償還銀行債務及應計利息合共約49,710,000港元之函件。本公司作為擔保人就銀行債務提供擔保,亦收到銀行債權人要求償還部份銀行債務之45,000,000港元之函件,本公司隨後已償付45,000,000港元及利息。於二零零二年十二月三十一日,本公司就上述之企業擔保已作悉數撥備*(見附註22(b))*。除償付銀行債務外,董事認為,以上之清盤呈請對本集團之財務狀況並無造成重大影響。

37. 批准賬目

董事會已於二零零三年四月二十四日批准賬目。

36. Subsequent events (cont'd)

Included in the short-term borrowings of the Group of HK$134,364,000 as at 31 December 2002 was an amount of HK$49,067,000 (the "Bank Indebtedness") borrowed by CCW and CEC. Triggered by the above winding-up petitions, CCW and CEC received a demand letter from a bank creditor (the "Bank Creditor") demanding for the repayment of the Bank Indebtedness and accrued interest, totalling approximately HK$49,710,000. The Company, as a guarantor providing guarantee to the Bank Indebtedness, also received a demand letter from the Bank Creditor demanding for the payment of HK$45,000,000, being part of the Bank Indebtedness. The Company settled the amount of HK$45,000,000 together with interest subsequently. At 31 December 2002, the Company had made a full provision for the amount of the above corporate guarantee provided *(see Note 22(b))*. Apart from the settlement of the Bank Indebtedness, the directors believe that the winding-up petitions will not have a significant financial impact to the Group.

37. Approval of accounts

The accounts were approved by the Board of Directors on 24 April 2003.

Group Properties
集團物業

1. 持作投資用途之主要物業
Major properties held for investment

地點 Location	現時用途 Existing use	租賃期 Lease term
香港中環雲咸街29號東方有色大廈 內地段1005號 ONFEM Tower, 29 Wyndham Street, Central, Hong Kong Inland Lot No. 1005	商業 Commercial	長期 Long
中國上海浦東張楊路海怡別墅怡翠閣8樓A及B座 Flats A and B on Level 8 of Yi Cui Court, Crest Villa, Zhang Yang Road, Pu Dong, Shanghai, the PRC	住宅 Residential	長期 Long
香港鰂魚涌太古灣道22號太古城海景花園綠楊閣13樓B室 Flat B on 13th Floor, Willow Mansion, Harbour View Gardens, No. 22 Taikoo Wan Road, Taikoo Shing, Quarry Bay, Hong Kong	住宅 Residential	長期 Long
香港灣仔太源街38號太源閣19樓D室 Flat D on 19th Floor, Tai Yuen Court, No. 38 Tai Yuen Street, Wanchai, Hong Kong	住宅 Residential	長期 Long
香港柴灣盛泰道100號杏花村第二期8樓6室 Unit 6 on 8th Floor of Block 2, Heng Fa Chuen, No. 100 Shing Tai Road, Hong Kong	住宅 Residential	長期 Long

2. 主要發展中物業
Major property under development

地點 Location	施工階段 Stage of completion	預期落成日期 Expected completion date	擬定用途 Intended use	地盤面積／總樓面面積（平方米） Site area/ gross floor area (square metre)	本集團的權益 The Group's interest
中國廣東省珠海市 香洲區吉大海景路 與海洲路交界 At the junction of Haijing Road and Haizhou Road, Jida, Xiangzhou District, Zhuhai, Guangdong Province, the PRC	地下結構 工程完成 Substructure completed	二零零四年九月 （第一期） September 2004 (Phase I)	住宅及商業 Residential and commercial	16,454/91,096	80%

Five Year Financial Summary
五年財務概要

		二零零二年 2002 千港元 HK$'000	二零零一年 2001 千港元 HK$'000	二零零零年 2000 千港元 HK$'000	一九九九年 1999 千港元 HK$'000	一九九八年 1998 千港元 HK$'000
營業額	Turnover	332,168	315,580	470,641	1,130,877	1,630,889
經營(虧損)／溢利	Operating (loss)/profit	(128,522)	(374,072)	22,810	146,067	(128,992)
財務成本	Finance costs	(7,703)	(8,731)	(14,505)	(44,032)	(70,074)
除税前(虧損)／溢利	(Loss)/profit before taxation	(136,225)	(382,803)	8,305	102,035	(199,066)
税項	Taxation	(363)	(13,944)	(2,391)	(32,481)	(34,416)
少數股東權益	Minority interests	(266)	23,013	5,611	(43,721)	(32,823)
股東應佔(虧損)／溢利	(Loss)/profit attributable to shareholders	(136,854)	(373,734)	11,525	25,833	(266,305)
資產與負債	Assets and liabilities					
非流動資產	Non-current assets	259,105	315,494	483,099	477,199	1,132,574
流動資產淨值	Net current assets	280,249	362,599	610,791	680,032	700,900
總資產減流動負債	Total assets less current liabilities	539,354	678,093	1,093,890	1,157,231	1,833,474
非流動負債	Non-current liabilities	(6,224)	(5,958)	(42,490)	(93,408)	(713,907)
可換股債券	Convertible bonds	—	—	—	—	(23,161)
少數股東權益	Minority interests	(34,072)	(36,016)	(58,684)	(62,838)	(173,812)
		499,058	636,119	992,716	1,000,985	922,594
股本	Share capital	77,218	77,218	77,218	77,218	77,218
儲備	Reserves	421,840	558,901	915,498	923,767	845,376
		499,058	636,119	992,716	1,000,985	922,594